Exhibit 99.1
James Hardie Industries N.V.
INDEX TO ANNUAL REPORT
PREPARED UNDER DUTCH GAAP
31 March 2009
Table of Contents

Annual report of the directors	2

Remuneration Report	7

Management Discussion and Analysis	38

Risks	52

Supervisory Board	67

Corporate Governance	68

Consolidated Financial Statements

Consolidated balance sheet as at 31 March 2009 and 2008	86

Consolidated profit and loss account 2009 and 2008	88

Consolidated cash flow statement 2009 and 2008	89

Notes to the consolidated balance sheet and profit and loss account	90

Company Financial Statements

Balance sheet as at 31 March 2009 and 2008	125

Profit and loss account 2009 and 2008	126

Notes to the balance sheet and profit and loss account	127

Other information	132

Profit appropriation according to the Articles of Association	132

Proposed profit appropriation	132

Subsequent Events	132

Auditors’ Report	134

Directors’ Report 2009
James Hardie Industries NV and Subsidiaries
Your Joint Board directors present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2009 (collectively referred to as the company).
Directors
At the date of this report the Supervisory Board directors were: Michael Hammes (Chairman), Donald McGauchie (Deputy Chairman), Brian Anderson, David Harrison, James Osborne and Rudy van der Meer; and the Managing Board directors were: Louis Gries (CEO), Russell Chenu (CFO) and Robert Cox (General Counsel and Company Secretary). The Joint Board consists of all Supervisory Board directors and Mr Gries.
Changes in the Managing and Supervisory Boards between 1 April 2008 and the date of this report were:
–	Mr Harrison was appointed to the Joint and Supervisory Boards effective 19 May 2008;

–	Mr Loudon announced his resignation from the Joint and Supervisory Boards, to take effect on 22 August 2008;

–	Mr DeFossett announced his resignation from the Joint and Supervisory Boards, to take effect on 31 August 2008;

–	Mr Andrews announced his resignation from the Joint and Supervisory Boards, to take effect on 10 February 2009;

–	Mr Osborne was appointed to the Joint and Supervisory Boards effective 12 March 2009; and

–	Mrs Walker announced her resignation from the Joint and Supervisory Boards, to take effect on 13 March 2009.
Corporate Governance
Details of JHI NV’s corporate governance policies and procedures, including information about the roles, structure and charters of the Supervisory Board Committees are set out on pages 70–86 of this annual report. Information about the activities of the Supervisory Board and its Committees appears below.
Activities of the Supervisory Board and its Committees
The Supervisory Board and its Committees regularly held deliberations throughout fiscal year 2009.
In its meetings, the Supervisory Board discussed regularly:
—	the performance of JHI NV’s individual business groups and JHI NV overall;

—	company and business unit budgets;

—	monthly, quarterly, half-yearly and yearly results and financial statements;

—	capital expenditure requests;

—	the safety and environmental performance of the business;

—	JHI NV’s financing and capital structure;

—	JHI NV’s domicile in The Netherlands and the proposal to re-locate to Ireland;

—	taxation matters, including the status of ongoing audits and proceedings;

—	JHI NV’s ongoing commitments to provide funding for compensation payments to asbestos sufferers in Australia; and

—	the civil proceedings launched by ASIC against JHI NV and others in the Supreme Court of New South Wales for alleged breaches of Australian corporations law in events surrounding the establishment of the Medical Research and Compensation Foundation in 2001.
The Supervisory Board also discussed the operational and financial objectives of JHI NV, the strategy to achieve these objectives, the parameters to be applied in relation to the strategy, the business plans for the businesses, dividend distributions and capital management, the risks to the company and the reports by the Managing Board of the internal risk management and control systems and their developments.

In addition, the Supervisory Board discussed, without Managing Board directors being present, the performance, composition, profile and succession matters of the Supervisory Board, Supervisory Board Committees, Managing Board and individual directors and the Supervisory Board’s relationship with the Managing Board.
Further details of these matters and the processes undertaken by the Supervisory Board are set out in the Corporate Governance Report starting on page 70 of this annual report.
The Audit Committee reviewed JHI NV’s quarterly, half-yearly and yearly results, financial statements and the annual report. The Audit Committee oversaw the relationship with the external auditor and internal auditor, including the compliance with recommendations and observations of internal and external auditors. It discussed the effect of internal risk management and control systems. In fiscal year 2008, the Audit Committee also oversaw a tender and review process of the company’s audit which resulted in the company appointing Ernst & Young as its external auditor commencing fiscal year 2009.
The Remuneration Committee discussed and reviewed the operation of the EP/IP Plan and the company’s compensation structure and the remuneration of Managing Board directors and senior executives as described in the Remuneration Report within pages 7-38 of this annual report. Other topics included equity grants to executives; remuneration and performance objectives of the executive team; salary increase guidelines for each business; Supervisory Board director remuneration and cap; Supervisory Board director equity grants; executive contracts; management structure; and succession planning and development.
The Nominating and Governance Committee discussed with the Supervisory Board the size and composition of the Supervisory Board, Supervisory Board Committees and the Managing Board as well as the functioning of the individual Supervisory Board and Managing Board directors. Other topics included Supervisory Board renewal; assessing the independence of each Supervisory Board director; the process for Supervisory Board evaluation; the Supervisory Board retirement and tenure policy; the director orientation program, the Supervisory Board continuing development program; the company’s policies on insider trading, market communication and the operation of the on-market buy-back; and the deeds of indemnity provided to directors and officers of the company. This committee also discussed corporate governance compliance developments.
Attendance at meetings
Directors’ attendance at JHI NV Joint Board, Supervisory Board, Supervisory Board Committee and Managing Board meetings during the fiscal year ended 31 March 2009 is recorded on page 73, within the Corporate Governance Report of this annual report.
Changes in directors’ interests in JHI NV securities
Changes in directors’ relevant interests in JHI NV securities between 1 April 2008 and 31 March 2009 are set out in the Remuneration Report, starting on page 7 of this annual report.
Options and share rights
Supervisory Board directors do not receive options. Details of JHI NV options and changes during the period 1 April 2008 to 31 March 2009, including options granted and options exercised during the reporting period, are set out in Note 5.3 to the consolidated financial statements on page 114 of this annual report. Options granted to Managing Board directors and senior executives of the company during the fiscal year are set out in the Remuneration Report starting on page 7 of this annual report.
No options were granted between the end of the fiscal year and the date of this report. Between the end of the fiscal year and the date of this report, no options were exercised in respect of ordinary shares/CUFS.

Options changes between 31 March 2009 and the date of this report are set out below:

			Options exercised for
	Number of	Options	equal number of
Range of	options outstanding	cancelled	shares/CUFS	Number of options
exercise prices	at	1 April to	1 April to	outstanding at
Prices A$	31 March 2009	29 July 2009	29 July 2009	29 July 2009

$3.0921	409,907	—	—	409,907
$3.1321	100,435	—	—	100,435
$5.0586	617,592	—	—	617,592
$5.9900	2,226,125	(136,500)	—	2,089,625
$6.3000	93,000	—	—	93,000
$6.3800	3,408,084	(199,693)	—	3,208,391
$6.4490	851,000	(13,000)	—	838,000
$7.0500	2,019,250	(68,000)	—	1,951,250
$7.8300	1,016,000	—	—	1,016,000
$8.3500	151,400	—	—	151,400
$8.4000	3,143,835	(178,900)	—	2,964,935
$8.5300	1,320,000	—	—	1,320,000
$8.9000	2,876,100	(349,000)	—	2,527,100
$9.5000	40,200	—	—	40,200

Total	18,272,928	(945,093)	—	17,327,835

Changes in the restricted stock units (RSUs) outstanding during the fiscal year are set out in Note 5.3 to the consolidated financial statements on page 114 of this annual report. Between the end of the fiscal year and the date of this report, 1,066,595 RSUs were issued to senior executives of the company under the Deferred Bonus Program. During the same period, 11,401 RSUs were cancelled. Further details of the terms of the RSUs and the Deferred Bonus program are set out in the Remuneration Report on starting on page 7 of this annual report.
Principal activities
The principal activities of the company during fiscal year 2009 were the manufacture and marketing of fibre cement products in the USA, Australia, New Zealand and the Philippines. The company also sells fibre cement products in Canada, Asia, Europe and the Middle East.
Review and results of operations
A review of the company’s operations during the fiscal year and of the results of those operations is contained in Management’s Discussion and Analysis on pages 39-53 of this annual report.
Environmental regulations and performance
Protecting the environment is critical to the way the company does business, and we continue to seek means of using materials and energy more efficiently and to reduce waste and emissions.
Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve the company’s performance and systems with training, regular review, improvement plans and corrective action as priorities.
The manufacturing and other ancillary activities conducted by the company are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location.
Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits.

In addition, dust and odour emissions from the sites are regulated by local government authorities. The company employs dedicated resources and appropriate management systems at each site to ensure that its obligations are met. These resources are also employed to secure improvements in systems and process that go beyond those required by law.
Solid wastes are removed to licensed landfills. Programs are in place to reduce waste that presently goes to landfills; these include expanded recycling programs.
Financial position, outlook and future needs
The financial position, outlook and future needs of the company are set out in Management’s Discussion and Analysis, on pages 39-53 of this annual report.
Auditors
The company prepares its annual accounts in accordance with Dutch GAAP and US GAAP. Each set of accounts is audited by an independent registered public accounting firm in the countries concerned. The independent registered accounting firms have provided the company with a declaration of their independence.
Insurance and indemnification of directors and officers
Like most publicly-listed companies, JHI NV provides insurances and indemnities to its directors, officers and senior executives. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.
Other disclosures
Readers are referred to the company’s Form 20-F document which is filed with the US Securities and Exchange Commission (SEC) annually, and which contains additional disclosures prescribed by the SEC. The Form 20-F filing can be accessed through the Investor Relations area of the company’s website (www.jameshardie.com), or from the company’s Corporate Headquarters in Amsterdam or Regional Office in Sydney.
Significant changes in state of affairs
In fiscal year 2009, the company was heavily affected by the macro economic conditions facing the entire housing industry in the United States. In the US, the housing market deteriorated in all four quarters of fiscal year 2009, following on the market deterioration in the last two quarters of fiscal year 2007 and throughout fiscal 2008. New housing starts were down 38% from fiscal 2008 and 77% from their peak in 2006.
Post fiscal year events
On 15 April 2009, the company announced that the Appeals Division of the US IRS has signed a settlement agreement with the company’s subsidiaries in which the IRS concedes the government’s position in full with regard to its assertion in the Notice of Proposed Adjustment the company received in June 2008.
On 23 April 2009, the company and the NSW Government were advised by the AICF that its Board has determined that it is reasonably foreseeable that, within two years, the available assets of the AICF are likely to be insufficient to fund the payment of all reasonably foreseeable liabilities.
On 23 April 2009, Justice Gzell issued his judgment in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of NSW against the Company, a former related entity James Hardie Industries Limited and ten former directors and officers. More information is contained in Note 4.16 to the consolidated financial statements on page 110 of this annual report.
On 24 April 2009, a trial court in Santiago, Chile awarded the equivalent of US$13.4 million against Fibrocementos Volcan Limitada (“FC Volcan”, the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal. More information is contained in Note 4.16 to the consolidated financial statements on page 110 of this annual report.

On 24 June 2009, the company announced that it will seek shareholder approval for a two-stage plan (the Proposal) to transform James Hardie into a Societas Europaea (SE), a relatively new form of European corporation (Stage 1), and then move its corporate domicile from The Netherlands to Ireland (Stage 2). Each stage of the Proposal has to be undertaken separately and requires a separate shareholder vote. James Hardie will hold an Extraordinary General Meeting at 9.00am CET on Friday, 21 August 2009 to consider Stage 1 of the Proposal. An Extraordinary Information Meeting will be held in Sydney at 11.30am AEST on Tuesday, 18 August 2009.
Dividends
During fiscal year 2009, JHI NV paid dividends of US8.0 cents per CUFS on 11 July 2008 totalling US$34.6 million. CUFS holders were paid in Australian currency. ADR holders received payment in US currency.
The company announced on 17 November 2008 that the Board had decided to omit the interim dividend for the current fiscal year and that the company would continue to review its dividend policy, but that it was likely dividends would be suspended until conditions improved significantly.
After undertaking a further review of the company’s dividend policy, the Board decided to omit the year-end dividend to conserve capital. Until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, it is anticipated the company will continue to omit dividends in order to conserve capital.

2009 Remuneration Report
This remuneration report explains James Hardie’s approach to remuneration, and has been adopted by the Supervisory Board on the recommendation of the Remuneration Committee.
Sections 1-7 of this report describe the remuneration policy for the Managing Board, which also applies to the senior executives, and section 11 of this report describes the company’s departures from the Best Practice Recommendations in the Dutch Code on Corporate Governance, and the reasons for these.
Dutch law requires shareholder approval of changes to the remuneration policy for the Managing Board. Although some elements of the remuneration framework for the Managing Board described in this report have changed from previous years, they remain within the overall remuneration policy for the Managing Board previously approved by shareholders, which remains unchanged.
The ASX Corporate Governance Council Principles and Recommendations, good corporate governance in Australia and the aims underlying section 300A of the Corporations Act, require Australian listed companies to submit their remuneration report to shareholders for a non-binding vote. Although the company is not subject to these provisions, taking into consideration the company’s predominantly Australian shareholder base, the company has voluntarily elected to provide the information in sections 2 and 8 to 10 of this report, and will present this remuneration report to its shareholders for a non-binding vote at the 2009 Annual General Meeting. To provide shareholders with a better understanding of the company’s approach to its remuneration, this report also outlines the company’s remuneration framework for fiscal year 2010.
During fiscal year 2009, the company retained Hewitt Associates as its compensation external remuneration advisor. In addition, the Remuneration Committee retained Towers Perrin (in the United States) and Guerdon Associates (in Australia) as its independent advisors on the changes to remuneration policies for fiscal years 2009 and 2010, described in this report.
1. Approach to CEO, Managing Board and Senior Executive Remuneration
1.1 Objectives
James Hardie aims to provide a package of fixed “Not At Risk” pay and benefits positioned around the market median, and variable “At Risk” performance pay, based on both long and short-term incentives which link executive remuneration with the interests of shareholders and attract, motivate and retain high-performing executives to ensure the success of the company.
1.2 Policy
The company’s executive compensation program is based on a pay-for-performance policy that differentiates compensation amounts based on an evaluation of performance in two basic areas: the business and the individual.
1.3 Setting remuneration packages
Remuneration and individual packages for the Managing Board directors, including the CEO, and senior executives are evaluated by the Remuneration Committee annually to make sure that they continue to achieve the objectives of the remuneration policy and are competitive with developments in the market. Changes to the remuneration framework and, if applicable, the remuneration policy itself, are recommended by the Remuneration Committee to the Supervisory Board from time to time.
The CEO’s remuneration package is reviewed by the Remuneration Committee, which recommends it to the Supervisory Board for final approval.
The CEO makes recommendations to the Remuneration Committee on the remuneration packages of the other Managing Board directors and the company’s senior executives. These recommendations are based on the guidelines of the remuneration policy and remuneration framework, and include factors such as the individual’s competencies, skills and performance; the specific role and responsibilities of the relevant position; advice received by the Remuneration Committee from external independent compensation advisors it engages; and other practices specific to the markets in which the company operates and countries in which the executive is based or was based prior to any relocation.

Each year the Remuneration Committee reviews and approves a list of peer group companies which it uses for comparative purposes in setting remuneration (base salary, Short Term Incentive (STI) and Long Term Incentive (LTI) target, actual grants and maximum potential payouts) for the CEO, the other Managing Board directors and the company’s senior executives. The list of peer group companies may differ depending on an individual’s home country.
As a number of the senior executives who report to the Managing Board mentioned in this report are resident in the United States, their remuneration, benefits and employment agreements are designed with reference to US standards.
The Supervisory Board makes the final remuneration decisions concerning remuneration for the Managing Board directors (including the CEO) and the company’s senior executives.
1.4 Senior executives
The remuneration policy for the senior executives who are not members of the Managing Board is consistent with the remuneration policy for the Managing Board. For the purpose of this report, the company will report the remuneration details of the following senior executives, who served in these roles throughout fiscal year 2009 unless otherwise stated:
Senior executives:
•	Mark Fisher, Vice President — Research and Development

•	Grant Gustafson, Vice President — International[1]

•	Brian Holte, Vice President — General Manager Western Division

•	Nigel Rigby, Vice President — General Manager Eastern Division[2]
Former senior executives:
•	Peter Baker — Executive Vice President — Asia Pacific[3]

•	Joel Rood — Vice President — General Manager Southern Division[4]

[1]	Effective 15 March 2009. From 1 April 2008 to 15 March 2009 Grant Gustafson was Vice President — Interiors and Business Development.

[2]	Effective 3 November 2008. From 1 April 2008 to 2 November 2008 Nigel Rigby was Vice President — General Manager Northern Division.

[3]	Mr Baker separated from the company effective 31 March 2009.

[4]	Mr Rood separated from the company effective 3 November 2008.
Unless otherwise noted, references in this report to senior executives include Managing Board directors and senior executives.
1.5 Stock ownership guidelines
The Remuneration Committee believes that senior executives should hold James Hardie stock to further align their interests with those of the company’s shareholders. The company has adopted stock ownership guidelines for the senior executives calling for them to accumulate the following holdings in the company over a period of five years from 1 April 2009:

Position	Multiple of base salary
Chief Executive Officer	3x
Chief Financial Officer and General Counsel	1.5x
Other senior executives	1x
If the guideline has not been achieved, a senior executive is required to retain at least 75% of shares obtained under the company’s share incentive plans, by exercising of options, lapse of restrictions on restricted stock units (RSUs) or grants of unrestricted shares (all net of taxes and other costs).
Even if the guideline has been achieved, senior executives are required to retain at least 25% of stock obtained under the company’s incentive plans by exercising of options, lapse of restrictions on RSUs or grants of unrestricted shares (all net of taxes and other costs).
Details of the company’s policy regarding employees hedging James Hardie shares or grants under various share incentive plans are set out on page 80 of the Corporate Governance Report.

2. Structure And Overview of Remuneration Packages
The proportions of the At Risk and Not At Risk components of James Hardie’s remuneration packages, based on actual remuneration received for performance in fiscal year 2009, are shown in the following table (net of taxes and other costs):

	Not at Risk
	Remuneration(1)
	Salary, Non-cash
	Benefits,	At Risk Remuneration
	Superannuation,	Cash Incentive
	401(k) etc	(2)	Equity (RSUs) (3)	Total at Risk
	%	%	%	%
Managing Board directors
Louis Gries	23	21	56	77
Russell Chenu	52	12	36	48
Robert Cox (4)	39	15	46	61

Senior executives
Mark Fisher	33	21	46	67
Grant Gustafson	35	19	46	65
Brian Holte	34	19	47	66
Nigel Rigby	32	21	47	68

Former senior executives[5]
Peter Baker	86	14	—	14
Joel Rood	100	—	—	—

1	See section 4 of this report.

2	See section 3 of this report. This includes short-term cash incentive paid under the Executive Incentive Program in May 2009 for performance in fiscal year 2009.

3	This includes long-term incentive paid under the Long Term Incentive Plan with Relative TSR RSUs granted in September and December 2008 and Executive Incentive Program RSUs granted May 2009 for performance in fiscal year 2009. This amount includes the actual value received in respect of fiscal year 2009 rather than the value used for accounting purposes. The company does not grant options; it uses RSUs as the grant vehicle for its LTI.

4	Mr Cox joined the company on 14 January 2008 and became a member of the Managing Board effective 7 May 2008. This table covers all of his remuneration for fiscal year 2009, including the remuneration before his appointment as a member of the Managing Board.

5	Not at Risk Remuneration includes severance payments. See section 8 of this report for details of amounts paid.
3. At Risk remuneration in fiscal year 2009
3.1 Overview of At Risk components in fiscal year 2009
Senior executives are eligible to participate in one or more incentive plans containing At Risk remuneration. Eligibility for inclusion in a plan does not guarantee participation in any future year and participation of any division/business unit in a plan is at the discretion of the CEO. At Risk remuneration consists of STIs and LTIs earned by meeting or exceeding specified performance goals. The company’s At Risk incentive plans for senior executives in fiscal year 2009 are set out below:

Duration	Plan Name	Form of Incentive	Further Details
Short-term incentive	Executive Incentive Program	Cash	Section 3.2.1(b) below

		RSUs with vesting deferred for a further two years (Executive Incentive Program RSUs)[1]	Section 3.2.1(c) below

Duration	Plan Name	Form of Incentive	Further Details
	Individual Performance Plan (IP Plan)	Cash	Section 3.2.1(d) below

Long-term incentive	Long Term Incentive Plan (LTIP)	RSUs with relative TSR[2] performance hurdles (Relative TSR RSUs)	Section 3.2.2(a) below

[1]	Previously referred to as Executive Incentive Program RSUs.

[2]	TSR refers to Total Shareholder Return.
3.2 Details of At Risk components in fiscal year 2009
3.2.1 Short-term incentives
The STI target for senior executives, other than the CFO, is allocated 80% towards corporate goals (under the Executive Incentive Program) and 20% towards individual goals (under the IP Plan).
For fiscal year 2009, the Supervisory Board decided to also transfer 70% of each senior executive’s LTI target to the STI target under the Executive Incentive Program.
STI target is determined as a percentage of base salary. Excluding the temporary transfer of LTI target to STI target, the STI target for senior executives is:

STI Target as percentage
Position	of base salary
Chief Executive Officer	100%
Chief Financial Officer	33%
General Counsel	65%
Other senior executives	55%
(a) Executive Incentive Program overview
The Executive Incentive Program rewards managers based on their performance against EBIT goals adopted at the start of each fiscal year. EBIT goals for fiscal year 2009 were derived internally based on the prevailing business environment and outlook.
Senior executives had a different EBIT goal depending on their function and location:
•	Managing Board directors had a goal based on consolidated group EBIT result in US$, including a component for the US business performance indexed to housing starts and excluding legacy costs;

•	US senior executives had a goal based on the EBIT of the US business in US$, indexed depending on US housing starts over the performance period; and

•	Asia Pacific senior executives had an EBIT goal based on the performance of the Asia Pacific business in US$ using budgeted exchange rates.
Senior executives could earn between 0% and 200% of their STI target, based on the payout schedule below:
Executive Incentive Program payout schedule

Results under the Executive Incentive Program were reviewed by the Remuneration Committee and discussed with the Audit Committee before final approval by the Supervisory Board.
(b) Executive Incentive Program — cash STI payment
Final cash payments were calculated as follows:

Payout
				based on		Corporate
STI target	x	80%[1]	x	performance		component
				against	=	of STI
				EBIT goal		received in
cash

[1]	Amount of STI target allocated to the Executive Incentive Program
Supervisory Board’s assessment of Executive Incentive Program
The Executive Incentive Program rewards directly-measurable performance and is not overly punitive or generous due to external factors. Indexing of the US component to US housing starts protects the company against windfall payments if housing starts are greater than anticipated and provides appropriate incentive opportunities if housing starts are lower than anticipated. This is especially relevant to the US housing market, which experienced a 38% fall in housing starts during fiscal year 2009, compared to fiscal year 2008, and which remains highly cyclical and subject to a high level of uncertainty and volatility, which made forecasting difficult. Different EBIT goals depending on the senior executive’s responsibilities are intended to ensure that that their incentive is tied to factors within their control.
(c) Executive Incentive Program — transfer of 70% of LTI to STI
In the 2008 Remuneration Report, the Supervisory Board described its decision to design remuneration arrangements to focus management on dealing with the volatility in the US market during fiscal year 2009 by transferring 70% of each senior executive’s LTI target to the STI target under the Executive Incentive Program for fiscal year 2009.
RSUs are unfunded and unsecured contractual entitlements for shares to be issued in the future and are very similar to the “performance rights” commonly used in the Australian market. RSUs vest and convert into shares on a one-for-one basis on the vesting date and subject to any service and performance hurdles.
The RSUs were awarded with a two-year vesting period until June 2011 to ensure that the longer-term interests of senior executives remain aligned with shareholders.
Final payments in RSUs were calculated as follows:

Payout
				based on		STI
LTI target	x	70%[1]	x	performance		transferred
				against	=	from LTI
				EBIT goal		received in
RSUs

[1]	Amount of LTI target allocated to the Executive Incentive Program for fiscal year 2009.
Supervisory Board’s assessment of the transfer of LTI to the STI Executive Incentive Program
The transfer of a portion of the LTI target to STI target was an appropriate response to the macro economic conditions facing the entire housing industry in the United States. This decision also responded to the practical difficulty of setting valid longer-term targets in a volatile market. Using RSUs with a two-year vesting period provided a long-term alignment between the interests of senior executives and shareholders.

(d) Individual Performance Plan (IP Plan)
Senior executives who participated in the Executive Incentive Program were assessed on individual performance based on the IP Plan (which is part of the Executive Incentive Program for the senior executives). The IP Plan links financial rewards to senior executives achieving specific individual objectives that have benefited the company and contributed to shareholder value. These objectives were developed in consultation with and approved by the Supervisory Board and Remuneration Committee.
Senior executives were given a performance rating based on a review of how they performed against their individual objectives. Rewards are based on this performance rating as recommended by the Remuneration Committee and approved by the Supervisory Board at the end of the fiscal year and/or when the senior executive changed roles during the year.
Final cash payments were calculated as follows:

				Performance		Individual
				rating		component
STI target	x	20%[1]	x	multiple	=	of STI
				or		received in
				fraction		cash

[1]	Amount of STI target under the individual component (IP Plan)
Supervisory Board’s assessment of the IP Plan
The IP Plan measures and rewards strategic, financial and individual objectives which are not directly captured by the corporate component of the Executive Incentive Program.
3.2.2 Long-term incentives
As described in section 3.2.1(c) above, 70% of the LTI target for the Managing Board directors and senior executives in fiscal year 2009 was allocated as grants of RSUs based on the company’s performance under the Executive Incentive Program during fiscal year 2009. The remaining 30% of the LTI target was allocated as grants of RSUs based on the company’s total shareholder return (TSR) relative to its peers.
(a) Relative TSR RSUs
In fiscal year 2009 the company replaced the ASX100 peer group used to calculate Relative TSR RSUs with a peer group of companies exposed to the US building materials market. The Supervisory Board and Remuneration Committee believe that these companies form a more appropriate peer group as they are exposed to the same macro factors in the US housing market as the company faces. Further details of the peer group for the Relative TSR RSUs are set out in section 7 of this Remuneration Report.
The company’s relative TSR performance will be measured against the peer group over a 3 to 5 year period from grant date, with testing every six months during the performance period, based on the following schedule:

% of Relative TSR
Performance against Peer Group	RSUs vested
<50th Percentile	0%
50th Percentile	33%
51st — 74th Percentile	Sliding Scale
≥75th Percentile	100%
Supervisory Board’s assessment of LTI component of Executive Incentive Program
The Supervisory Board believes that a relative performance measure of total shareholder return is an important component of a long-term equity incentive plan. The Supervisory Board considered whether re-testing is appropriate for Relative TSR RSUs, given some investors prefer a single test for relative performance measures.

The Supervisory Board concluded that re-testing is appropriate in the company’s circumstances because the company’s share price is subject to substantial short-term fluctuations relating to public comment and disclosures on a number of legacy issues facing the company, including asbestos-related matters, and believes that senior executives should be given the same opportunity as shareholders, who may elect to delay disposing of their equity interests when affected by short-term factors. Further volatility may also be experienced in the aftermath of the global financial crisis. In addition, this approach extends the motivational potential of the Relative TSR RSUs from three to five years, so from a cost-benefit perspective is more effective.
(b) Long term incentives below senior executive level
In fiscal year 2009, employees other than senior executives received equity-based long-term incentives in the form of RSUs under the 2001 JHI NV Equity Incentive Plan (2001 Plan). This helps align the interests of employees with shareholders. Award levels are determined based on the Remuneration Committee’s review of local market standards and the individual’s responsibility, performance and potential to enhance shareholder value. Unlike the RSUs granted to senior executives, these RSUs generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date.
Supervisory Board’s assessment of 2001 Plan
The majority of participants in the 2001 Plan are US employees. Senior executives named in this report did not receive RSUs under the 2001 Plan. The RSUs granted to other employees under the 2001 Plan follow normal and customary US grant guidelines and market practice and have no performance hurdles. The Supervisory Board is satisfied that this practice is necessary to attract and retain US employees and is particularly effective in the current environment for the better management of the company’s cash flow.
3.3 At Risk components paid in fiscal year 2009
Details of the At Risk remuneration, including the percentage of the maximum At Risk remuneration awarded to or forfeited by senior executives for performance in fiscal year 2009 are set out below. Equity long-term incentive granted for performance in fiscal year 2009 is not included in the table as it is granted on a dollar value determined by the Remuneration Committee and would only be forfeited during fiscal year 2009 in limited circumstances all of which involve the employee ceasing employment. All amounts shown in this table relating to fiscal year 2009 were paid in May 2009.

			STI transferred from
	Cash STI[1]		LTI[2]
	Awarded	Forfeited	Awarded	Forfeited
	%	%	%	%

Managing Board directors
Louis Gries	71	29	66	34
Russell Chenu	100	0	66	34
Robert Cox	100 [3]	0	66	34

Senior executives
Mark Fisher	66	34	63	37
Grant Gustafson	63	37	63	37
Brian Holte	63	37	63	37
Nigel Rigby	69	31	63	37

Former senior executives
Peter Baker	53	47	—	100
Joel Rood	—	100	—	100

[1]	Awarded = % of fiscal year 2009 STI maximum actually paid. Forfeited = % of fiscal year 2009 STI maximum foregone. These amounts include cash payments under the Executive Incentive Program and IP Plan, but do not include the Executive Incentive Program RSUs granted following the temporary transfer of LTI to STI. Amended from presentation in fiscal year 2008, which was based on target STI.

[2]	Awarded = % of fiscal year 2009 temporary transfer of LTI from STI maximum which actually paid. Forfeited = % of fiscal year 2009 temporary transfer of LTI from STI which was foregone. The value earned for performance in fiscal year 2009 was granted in the form of Executive Incentive Program RSUs in May 2009.

[3]	Fiscal year maximum cash STI was equal to target tax STI.

3.4 At Risk components payable in future years
Details of the value of the At Risk remuneration for fiscal year 2009 that may be paid to senior executives over future years are set out below. The minimum amount payable is nil in all cases. The maximum value will depend on the share price at time of vesting, and is not possible to determine. The table below is based on the fair value of the RSUs according to accounting standards.

	Executive Incentive Program RSUs[1]			Relative TSR RSUs[2]
	(US dollars)			(US dollars)
	2010	2011	2012	2010	2011	2012	2013	2014

Managing Board directors
Louis Gries	706,860	831,600	124,740	530,773	530,773	244,301	—	—
Russell Chenu	137,445	161,700	24,255	103,205	103,205	47,503	—	—
Robert Cox	196,435	231,000	34,650	147,436	147,436	67,861	—	—

Senior executives
Mark Fisher	112,455	132,300	19,845	89,660	89,660	64,113	—	—
Grant Gustafson	112,455	132,300	19,845	89,660	89,660	64,113	—	—
Brian Holte	112,455	132,300	19,845	89,660	89,660	64,113	—	—
Nigel Rigby	112,455	132,300	19,845	89,660	89,660	64,113	—	—

Former senior executives
Peter Baker	—	—	—	—	—	—	—	—
Joel Rood	—	—	—	—	—	—	—	—

[1]	Represents annual SG&A expense for the Executive Incentive Program RSUs granted in May 2009 for performance in fiscal year 2009, with fair market value estimated using the Black Scholes option-pricing model.

[2]	Represents annual SG&A expense for the Relative TSR RSUs granted in September or December 2008 with fair market value estimated using the Monte Carlo option-pricing method.
4. Not at Risk remuneration in fiscal year 2009
Not at Risk remuneration comprises base salaries, non-cash benefits, defined contribution retirement plan and superannuation.
4.1 Base salaries
James Hardie provides base salaries to attract and retain senior executives who are critical to the company’s long-term success. The base salary provides a guaranteed level of income that recognises the market value of the position and internal equities between roles, and the individual’s capability, experience and performance. Base pay for senior executives is positioned around the market median for positions of similar responsibility. Base salaries are reviewed by the Remuneration Committee each year, although increases are not automatic.
4.2 Non-cash benefits
James Hardie’s executives may receive non-cash benefits such as cost of living allowance, medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave and tax services to prepare their income tax returns if they are required to lodge returns in multiple countries.
4.3 Retirement plans/superannuation
In every country in which it operates, the company offers employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.
5. Link between remuneration policy and company performance in fiscal year 2009
5.1 Board assessment of performance
The Remuneration Committee reviewed and discussed with the Audit Committee both the EBIT goals set at the start of fiscal year 2009, and the results against the EBIT goals at the end of fiscal year 2009, before recommending these goals for approval by the Supervisory Board.

5.2 Actual performance
James Hardie’s five year total shareholder return against the ASX200, and five-year EBIT in US$ terms (ex reported adjustments) and five-year total shareholder return (including dividends and capital returns) mapped against changes to US housing starts are shown in the graphs below:
Five year EBIT (ex reported adjustments) growth
(Millions of US dollars)
JHX Total Return Index vs US housing starts
5.3 Market conditions
As shown in the table at section 2, a significant proportion of the remuneration for senior executives is At Risk remuneration. The company’s remuneration arrangements aim to ensure a direct link between the performance of the company and bonuses paid and equity awarded.
As expected, the company was heavily affected by the macro economic conditions facing the entire housing industry in the United States in fiscal year 2009. In the US, the housing market deteriorated in all four quarters of fiscal year 2009, following similar deterioration for all of fiscal year 2008 and the last two quarters of fiscal year 2007. New housing starts were down 38% from fiscal year 2008 and 77% from their peak in fiscal year 2006.
In the face of this dramatic downturn in the US housing market over the past 10 quarters, the company’s USA Fibre Cement business continued to outperform the broader housing market for fiscal year 2009, with revenue down 21% and sales volume down 22% from fiscal year 2008. At the same time, the USA Fibre Cement business was still able to improve realised unit revenue and deliver an EBIT margin of 21.4%. The USA Fibre Cement business still accounted for 81% of total company EBIT and 76% of total company sales.
In Australia and New Zealand, the company was also affected by substantial housing start declines of 14% and 34% respectively from fiscal year 2008, as well as unfavourable currency movements. Despite this, Asia Pacific sales revenue was down only 8% in US dollars and flat in Australian dollars.

These results were achieved mainly through:
▪	the successful execution of the company’s primary demand growth strategies to achieve further market penetration at the expense of alternative materials such as wood and vinyl, driving stronger volume; and

▪	its continued success in introducing higher margin products (such as the ColorPlus® collection of products), driving stronger revenue.
The relative success of the company in fiscal year 2009 and prior years can be seen in its performance relative to comparable companies that are traded on the NYSE and reflected in the Relative TSR RSU peer group.
5.4 Performance linkage with Remuneration Policy
The design of the Executive Incentive Program and the targets for fiscal year 2009 provided a framework for management to be rewarded for the company’s strong relative performance during fiscal year 2009.
The initial fiscal year 2009 target for the Executive Incentive Program was set assuming 882,000 addressable housing starts for the US business (which comprises all US housing starts excluding multi-family high rise, but including Canada). The target was set based on assumptions around agreed metrics for contribution dollars per housing start, market position, Repair & Remodel performance and fixed spending.
Actual addressable starts during fiscal year 2009 were slightly higher than expected at 913,686, which meant that the target EBIT for the Managing Board and US senior executives was indexed upwards. Despite the higher EBIT target for the US business resulting from actual starts in fiscal year 2009 being higher than those contained in the business plan, EBIT targets were met or exceeded, except for the Asia Pacific business. The actual results for each of the EBIT goals were: US 105.1%, Asia Pacific 90.3% and Managing Board 106.3%.
The Remuneration Committee and Supervisory Board believe that the company’s continued out-performance of the market in fiscal year 2009 through the current overall economic environment and now ten consecutive quarters of deterioration in the US housing market, reflects well on the strategies set and implemented by management and is superior to the results delivered by its US peers.
The remuneration paid to senior executives in fiscal year 2009 reflects this outperformance in a rapidly declining market and demonstrates an appropriate link between the company’s remuneration policy and company performance. In particular, the Supervisory Board and Remuneration Committee believe that the decision to design remuneration arrangements to focus management on dealing with the challenging US housing industry conditions in fiscal year 2009 by shifting 70% of senior executives’ LTI target to STI target, payable in two-year vesting RSUs to provide alignment between senior executives and shareholders, has been a key element in the relative maintenance of shareholder value in fiscal year 2009.
6. Remuneration for fiscal year 2010
6.1 Overview of remuneration for fiscal year 2010
As indicated in last year’s annual report, in fiscal year 2009, 70% of LTI target was reallocated to STI target, with most of the payment made in deferred RSUs to ensure continued alignment with shareholder outcomes. When seeking shareholder approval for these grants, the Supervisory Board noted that “the senior executive compensation mix will revert back to a greater focus on long term results in fiscal year 2010 or once the US housing market has stabilised”. Stabilisation of the US housing market would allow robust longer-term financial projections and planning, which could be applied to set longer-term financial goals directly correlated with creating shareholder value and incorporated into a long-term remuneration policy. Any such remuneration policy would continue to allocate 30% of LTI target to Relative TSR RSUs.
The Supervisory Board believes that the US housing market has not stabilised enough to allow such robust longer-term financial projections. Therefore, it remains difficult to apply a financial basis for a long-term incentive plan to complement the Relative TSR RSUs. For this reason the Supervisory Board has decided to continue with the 2009 remuneration framework, with modifications to transition it closer to the preferred mix of long-term and short-term focus that stabilisation in the US housing market will eventually allow.

Despite the continued instability in the US housing market, the Supervisory Board has identified a number of specific longer-term objectives that management must address. These objectives will be measured through a Scorecard at the conclusion of fiscal year 2012, providing an effective performance period of three years. All of the LTI target not allocated to Relative TSR RSUs will be subject to negative discretion based on the Scorecard, giving the Supervisory Board the ability to reduce the payment of the LTI earned to as low as zero if performance in fiscal year 2010 is not sustained to the Supervisory Board’s satisfaction to the conclusion of fiscal year 2012.
Lastly, it has been decided that incentive rewards that in 2009 were payable in cash will, in 2010, only be payable in stock for better alignment with shareholders.
Following their review of the existing remuneration framework, the Remuneration Committee and Supervisory Board resolved that the following At Risk incentive plans will be in place for fiscal year 2010:

Duration	Plan Name	Form of Incentive	Further Details
Short-term incentive	Executive Incentive Program	Performance Shares	Section 6.3.1(b) below

		RSUs with vesting deferred for two years and subject to negative discretion (Executive Inventive Plan RSUs)	Section 6.3.1(c) below

	Individual Performance Plan (IP Plan)	Shares	Section 6.3.1(d) below

Long-term incentive	Long Term Incentive Plan (LTIP)	RSUs with relative TSR performance hurdles (Relative TSR RSUs)	Section 6.3.2(a) below

		Cash payment based on share price performance and subject to negative discretion (Scorecard LTI)	Section 6.3.2(b) below
The proportion of target incentive pay will remain unchanged. Target LTI value as a proportion of total incentive reward will increase, while target STI value as a proportion of incentive reward will decrease. Overall compensation for the CEO, including base salary and short and long-term incentives at target will continue at the 50th percentile of the company’s peer group.
6.2 Summary of changes to compensation for fiscal year 2010
The key changes between the remuneration framework in fiscal years 2009 and 2010 are:
▪	Making 70% of the LTI Target quantum subject to negative discretion based on the Scorecard in May 2012. The remaining 30% of LTI Target quantum will continue to be based on relative total shareholder return with no negative discretion applicable.

▪	Moving short-term incentive and long-term incentive closer to the Supervisory Board’s preferred target mix compared with fiscal year 2009, by re-allocating only 40% of LTI Target quantum temporarily to the STI. Target quantum (compared with 70% in fiscal year 2009). This 40% of LTI Target quantum will be evaluated against fiscal year 2010 EBIT goals in May 2010 and again against the Scorecard in May 2012.

▪	Paying the remaining 30% of LTI Target in cash in May 2012 based on changes in the value of the company’s shares and performance against the Scorecard.

▪	Indexing the EBIT goal under the STI Target for changes to housing starts in Asia Pacific as well as the current indexing for the US business.

▪	Paying all STI Target payments in a mixture of shares and restricted stock rather than cash for better shareholder alignment and cash flow considerations.

▪	Making all incentive payment vehicles have a final realisable value based on the company’s share price.

▪	Introducing target stock ownership guidelines for the Managing Board and senior executives.

6.3 Scorecard
The Scorecard has been introduced to ensure management focus on financial, strategic, business, customer and people components important to long-term creation of shareholder value. The Supervisory Board has identified key objectives in these areas and the measures it expects to see achieved over the three-year performance period to the end of fiscal year 2012. Although most of the measures in the Scorecard have quantitative targets, the company has not allocated a specific weight to any of the measures and the final Scorecard assessment will involve an element of judgment by the Supervisory Board. Individual senior executives may receive different ratings depending on their contribution to achieving the Scorecard measures. The Supervisory Board will monitor progress against the Scorecard annually.
The Scorecard will be applied to Executive Incentive Program RSUs (granted as a result of short-term performance, but deferred for two years) and Scorecard LTI (a cash payment directly tied to the company’s share price).
When the Scorecard is measured at the conclusion of the three-year performance period at the end of fiscal year 2012, senior executives may receive all, some, or none of their awards under these plans. The Scorecard can only be applied by the Supervisory Board to exercise negative discretion. It cannot be applied to enhance the maximum reward that can be received.
The primary components of the Scorecard for fiscal year 2010, and the reasons the Supervisory Board considers these components are appropriate, are set out below. Further details of the Scorecard, including the method of measurement, historical performance against the proposed measures and the Supervisory Board’s expectations, will be set out in the 2009 Notice of Meetings.

Measure	Reasons
Primary Demand Growth (PDG)	A key strategy for the company is to maximise its market share growth/retention of the exterior cladding market for new housing starts and for Repair & Remodel, which it does by growing fibre cement’s share of the exterior siding market and by maintaining the company’s share of the fibre cement category.

Product Mix Shift	The company aims to maintain its leadership position across the fibre cement category of the exterior siding market by developing new products/marketing/manufacturing approaches that will result in an improved mix of our products and gross margins.

Zero To the Landfill (ZTL)	This measure is a primary contributor to the company’s environmental goals and improving material yield will reduce manufacturing costs. In addition, achieving important Environmental, Social and Governance (ESG) goals reduces risk.

Safety	Safety of company employees is an essential ESG measure.

Legacy Issues	Resolution of these issues is a fundamental component of the company’s ESG goals, paving the way to lower risk and more certainty for all stakeholders.

Strategic Positioning	Developing and, as appropriate, implementing, alternative strategic actions for sustainable growth beyond the company’s traditional markets will create shareholder value through increased profits and diversification for lower risk.

Managing During the Economic Crisis	With the US building materials industry experiencing a downturn unprecedented in the past 60 years, managing the company through this time so it can emerge at the end of this period in as strong or stronger competitive position in the overall industry is crucial.

Talent Management/ Development	Improving management development and capability is important to the company’s future growth.
The Supervisory Board is committed to providing a clear explanation of the rationale for the final assessment of performance under the Scorecard at the conclusion of fiscal year 2012.

6.3.1 FY 2010 Short-term incentive
The STI target for senior executives, other than the CFO, is allocated 80% towards corporate goals (under the Executive Incentive Program) and 20% towards individual goals (under the IP Plan)
For fiscal year 2010, the Supervisory Board has decided to transfer 40% of each senior executive’s LTI target to the STI target under the Executive Incentive Program. This is a reduction from the 70% transferred in fiscal year 2009.
(a) Executive Incentive Program — overview
The Executive Incentive Program will largely remain the same as in fiscal year 2009. The Supervisory Board may allocate a senior executive’s STI target to more than one EBIT goal depending on his or her responsibilities.
A number of other amendments have been made to respond to the continuing housing downturn, including indexing the Asia Pacific EBIT goal to housing starts as is currently the case in the US, and paying all amounts under the Executive Incentive Program for fiscal year 2010 in a form of James Hardie equity:
•	STI previously paid in cash will now be paid in performance shares; and

•	The LTI target (40%) transferred to STI target for fiscal year 2010 will be paid in two-year deferred RSUs (Executive Incentive Program RSUs) which are also subject to the Scorecard.
Achievement of performance at which 100% of STI target is paid will require performance slightly in excess of the company’s business plan and budget for fiscal year 2010.
The Supervisory Board believes that paying bonuses in James Hardie equity will increase alignment with shareholders and support the company’s liquidity.
(b) Executive Incentive Program — Performance Shares
80% of STI target for senior executives other than the CFO is allocated to the Executive Incentive Program. Other than the changes described above, no changes are proposed to this plan. Shares granted will be subject to the stock ownership guidelines (see section 1.5) and the company’s Insider Trading Rules which include restrictions on sale and hedging.
(c) Executive Incentive Program — Executive Incentive Program RSUs
The transfer of 40% of LTI target for senior executives to the STI target, with an award based on fiscal year 2010 performance under the Executive Incentive Program payable in two-year deferred RSUs vesting in May or June 2012, reflects the Supervisory Board’s continued concerns about the lack of stability in the US housing market. Reducing the amount of LTI target transferred to STI target in fiscal year 2010 allows the Supervisory Board to transition the remuneration framework closer to its preferred mix of long-term and short-term focus that stabilisation of the US housing market will eventually allow.
The Executive Incentive Program RSUs will be subject to negative discretion based on the Scorecard at the end of fiscal year 2012. Because the Scorecard judgment applied at the end of three years will reduce the potential award, the maximum for out-performance has increased on a straight line basis from 200% of target in 2009 to 300% of target.
Before the Executive Incentive Program RSUs vest, the Supervisory Board will assess each senior executive against the long-term objectives set out in the Scorecard and consider how each of them has contributed to the company’s performance against those objectives. Depending on each senior executive’s score against the Scorecard, between 0 and 100% of their Executive Incentive Program RSUs will vest.
In effect, the Scorecard applies a “claw-back” principle to ensure short-term results in fiscal year 2010 are not obtained at the expense of long-term sustainability.
All other elements of the Executive Incentive Program RSUs will be the same as the Executive Incentive Program RSUs issued in fiscal year 2009.

     Calculation of the Executive Incentive Program RSUs at the end of fiscal year 2010 is described below:

				Payout based		Value		Scorecard		Executive
LTI				on		received in		Rating		Incentive
target	x	40%[1]	x	performance	=	Executive	x	(0-100%)	=	Program
				against EBIT		Incentive				RSUs
				goal		Program				vesting
RSUs

[1]	Amount of LTI target received as Executive Scorecard RSUs in the absence of long-term quantitative financial measures
Worked example
The following example of how the Executive Incentive Program RSUs operate assumes an LTI target quantum of US$1,800,000 (the CEO’s fiscal year 2010 LTI target quantum), performance at 110% of EBIT for fiscal year 2010 and a Scorecard rating of 75 out of 100.
Based on 110% of the EBIT goal being achieved, the CEO would receive 150% of the portion of the LTI target quantum received in Executive Scorecard RSUs as follows:
•	40% x US$1,800,000 x 150% = US$1,080,000 to be settled in Executive Incentive Program RSUs in May or June 2010. At a value of US$4/share this is equivalent to 270,000 RSUs.
At the conclusion of the additional two-year performance period in May or June 2012, a number of Executive Incentive Program RSUs are forfeited:
•	270,000 RSUs x 75% = 202,500 RSUs
When the RSUs vest in May or June 2012, they could be worth:
•	202,500 RSUs x US$3/share = US$607,500

•	202,500 RSUs x US$5/share = US$1,012,500
Supervisory Board Assessment
The Supervisory Board believes that Executive Incentive Program RSUs are an appropriate incentive vehicle in the current market because they:
▪	require management to focus on the continuing short-term challenges of the current economic and housing crisis;

▪	align management with shareholders because the reward vehicle is based on share price;

▪	focus on long-term results over the three year performance period;

▪	focus management on sustainable long-term value creation;

▪	recognise that quantifying a specific long term financial outcome requirement is not yet possible in the current market;

▪	avoid a mechanistic formula with outcomes based on market movements rather than management action; and

▪	allow the collective judgment of the independent directors to “claw-back” some or all of the potential value based on a number of long-term objectives identified by the Supervisory Board as being able to affect longer-term outcomes in these uncertain times.
(d) Individual Performance Plan (IP Plan)
20% of STI target for senior executives is allocated to the IP Plan. Other than paying awards under the IP Plan in shares rather than cash, no changes are proposed to this plan.
6.3.2 Long-term incentive
(a) Relative TSR RSUs
There have been no changes to the operation of Relative TSR RSUs and the peer group remains the same. The Remuneration Committee and Supervisory Board continue to believe that a relative performance measure of total shareholder return is an important component of a long-term equity incentive plan. The Supervisory Board also considered whether re-testing continued to be appropriate for Relative TSR RSUs, and determined that it is, given short-term price fluctuations in the price of the company’s shares.

(b) Scorecard LTI
At the start of the three-year performance period, the company will calculate the number of shares the senior executives could have acquired if they received a maximum payout on the Scorecard LTI on that date. At the end of the three-year performance period, senior executives are assessed against the Scorecard and will forfeit a proportion of their Scorecard LTI based on their rating. The executive will receive a cash payment based on the company’s share price at the end of the period multiplied by the number of shares they could have acquired at the start of the performance period and the senior executive’s Scorecard rating.
As with all of the company’s other long-term incentive programs, the maximum that can be received is 300% of the Target LTI allocated to Scorecard LTI.
Worked example
The following example of how Scorecard LTI operates assumes an LTI target of US$1,800,000 (the CEO’s fiscal year 2010 LTI target) and a Scorecard rating of 75 out of 100.
At the start of the three-year performance period, the CEO could have acquired the following number of shares if the CEO received a maximum payout on the Scorecard LTI on that date:
•	30% x US$1,800,000 x 300% = US$1,620,000. At a value of US$4/share this would be equivalent to 405,000 shares.
The payment to the senior executive will depend on the company’s share price at the time and their Scorecard rating:
•	405,000 shares x 75% x US$3/share = US$911,250

•	405,000 shares x 75% x US$5/share = US$1,518,750
Supervisory Board assessment
The Supervisory Board considered a reward that focused on longer-term strategic and operational goals was essential, given that specific longer-term financial objectives cannot be made in the current uncertain housing market. Ensuring that the rewards value is tied to share price ensures alignment with shareholder outcomes. Payment in the form of cash allows flexibility to apply the reward across different countries, while providing executives with liquidity to pay tax at a time that coincides with vesting of shares (via the RSU programs).
This facility to pay tax will ensure that executives are not compelled to sell stock to meet tax obligations, and so facilitates an executive being able to satisfy the company’s executive shareholding requirement, further enhancing shareholder alignment.
Further details of the Relative TSR RSUs, Executive Incentive Program RSUs and performance shares granted under the Executive Incentive Program will be set out in the 2009 Notice of Meetings.
6.4 Not At Risk remuneration for fiscal year 2010
No significant changes to Not at Risk remuneration are planned for fiscal year 2010.
7. Key terms of outstanding equity grants

2001 JHI NV Equity Incentive Plan (Options)	Annual option grants made in December 2001, 2002, 2003, 2004 and 2005, November 2007 and December 2007.

Off-cycle grants made to senior US executives on 19 October 2001 in exchange for the termination of shadow stock awards, previously granted in November 1999 and 2000, and to new employees in March 2007.

Offered to	Senior executives, not Managing Board directors.

Vesting schedule	25% of options vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.

Expiration date	10th anniversary of each grant.

2001 Plan (Restricted Stock Units (RSUs))	Annual grant made 17 December 2008. The grant vehicle changed from options to RSUs in 2008.

Offered to	Senior employees other than senior executives.

Vesting schedule	25% of RSUs vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.

Expiration date	RSUs convert to shares on vesting.

2005 Managing Board Transitional Stock Option Plan (MBTSOP)	Granted on 22 November 2005.

Offered to Performance period Retesting	Managing Board directors.

22 November 2005 to 22 November 2008.

Yes, on the last Business Day of each six-month period following the 3rd anniversary and before the 5th anniversary. No options have vested to date

Exercise period	Until November 2015.

Performance condition	TSR compared to a peer group of companies in the S&P/ASX 200 Index on the grant date excluding the companies in the 200 Financials and 200 A-REIT GICS sector indices.

Vesting criteria	– 0% vesting if TSR below 50th percentile of peer group.

– 50% vesting if TSR at 50th percentile of peer group.

– Between 50th and 75th percentiles, vesting on a straight line basis.

– 100% vesting if TSR is at least 75th percentile peer group.

James Hardie Industries Long Term Incentive Plan 2006 (LTIP) Option Grants	Granted on 21 November 2006 and 29 August 2007. Grants were divided into two tranches: Return on Capital Employed (ROCE) and Total Shareholder Return (TSR).

Offered to	Managing Board directors (CEO, CFO and Company Secretary and General Counsel).

Performance period	Three years to five years from the grant date.

Retesting	Yes, for the TSR tranche only, on the last Business Day of each six- month period following the 3rd Anniversary and before the 5th Anniversary.

Exercise period	Until five years from the grant date.

Performance condition	For the ROCE tranche:

ROCE performance against the following global peer group of building materials companies in US, Europe and Australia specialising in building materials: Boral Limited, Valspar Corporation, Hanson plc, Rinker Group Limited (2006 grant only), Weyerhaeuser, Lafarge SA, CSR Limited, Cemex SA de CV, Nichiha Corp, Fletcher Building Limited, Martin Marietta Materials Inc, Saint Gobain, Eagle Materials Inc, Texas Industries, Wienerberger AG, Lousiana-Pacific Corporation, Florida Rock Industries Inc, CRH plc, USG Corporation, Vulcan Materials Co and The Siam Cement Plc.

For the TSR tranche:

TSR performance against a peer group of comparable companies in the S&P/ASX 100 at the time of grant excluding financial institutions, insurance companies, property trusts, oil and gas producers and mining companies, and adjusted to account for additions and deletions to S&P/ASX 100 during the relevant period.

Vesting criteria	For the ROCE tranche:

– 0% vesting if ROCE below 60th percentile of peer group.

– 50% vesting if ROCE at 60th percentile of peer group.

– Between the 60th and 85th percentiles, vesting on a straight line basis.

– 100% vesting if ROCE is at 85th percentile of peer group.

For the TSR tranche:

– 0% vesting if TSR below 50th percentile of peer group.

– 50% vesting if TSR at 50th percentile of peer group.

– Between 50th and 75th percentiles, vesting on a straight line basis.

– 100% vesting if TSR is at 75th percentile peer group.

2001 JHI NV Equity Incentive Plan Deferred Bonus Program (Restricted Stock Units (RSUs))	One-off grant to senior executives made 17 June 2008
Grant to CEO made 15 September 2008 under James Hardie Industries Long Term Incentive Plan 2006.

Offered to	Senior executives

RSU Exercise Price	Nil

Vesting schedule	100% vest on the 2nd anniversary of the grant

Expiration date	On vesting, the RSUs convert into shares granted on a one-for-one basis.

James Hardie Industries Long Term Incentive Plan 2006 Relative TSR RSUs	Relative TSR RSUs granted on 17 September 2008 and 17 December 2008.

(Restricted Stock Units (RSUs))

Offered to	Senior executives and Managing Board directors

Performance period	Three years to five years from the grant date.

Retesting	Yes, on the last Business Day of each six month period following the 3rd Anniversary and before the 5th Anniversary.

Exercise period	Until five years from the grant date.

Performance condition	TSR performance hurdle compared to the following peer group of companies: Acuity Brands, Inc., Eagle Materials, Inc, Headwaters, Inc, Lennox International, Inc, Louisiana-Pacific Corp., Martin Marietta Materials, Inc, Masco Corporation, MDU Resources Group, Inc, Mueller Water Products, Inc, NCI Building Systems, Inc, Owens Corning, Quanex Building Products Corp., Sherwin Williams, Simpson Manufacturing Co., Texas Industries, Inc, Trex, USG, Valmont Industries, Valspar Corporation, Vulcan Materials and Watsco, Inc.

Vesting criteria – 0% vesting if TSR below 50th percentile of peer group.

– 33% vesting if TSR at 50th percentile of peer group.

– Between 50th and 75th percentile, vesting is on a straight line basis.

– 100% vesting if TSR is at 75th percentile of peer group.

RSU Exercise Price	Not applicable

Expiration date	On vesting, the RSUs convert into shares granted on a one-for-one basis.

James Hardie Industries Long Term Incentive Plan 2006	Executive Incentive Program RSUs granted on 29 May 2009.
Executive Incentive Program RSUs (Restricted Stock Units (RSUs))

Offered to	Senior executives and Managing Board directors

Option Exercise Price	Nil

Vesting schedule	100% vest on the 2nd anniversary of the grant

Expiration date	On vesting, the RSUs convert into shares granted on a one-for-one basis.
Details of equity incentive plans that expired during fiscal year 2009 are provided in Note 5.3 to the consolidated financial statements starting on page 114 of this annual report.

8. Remuneration tables for Managing Board directors and senior executives
8.1 Total remuneration for Managing Board directors for the years ended 31 March 2009 and 2008
Details of the remuneration of each Managing Board director of James Hardie are set out below:

				Post-
	Primary			employment	Equity	Other
						Relocation
						Allowances,
						Expatriate
				Superan-		Benefits, and
			Non-cash	nuation and		Other Non-
		Bonuses	Benefits	401(k)	Equity	recurring
Name	Base Pay	(1)	(2)	Benefits	Awards (3)	(4)	Severance	Total
Managing Board directors
Louis Gries

Fiscal year 2009	$863,448	$1,215,876	$268,008	$19,872	$2,146,279	$171,674	$—	$4,685,157
Fiscal year 2008	836,763	659,033	143,477	24,741	1,588,941	161,380	—	3,414,335

Russell Chenu
Fiscal year 2009	676,719	216,453	40,983	60,025	296,514	148,366	—	1,439,060
Fiscal year 2008	712,430	238,851	44,032	63,238	223,959	133,451	—	1,415,961

Robert Cox (5)
Fiscal year 2009	444,808	339,300	14,354	—	79,575	308,583	—	1,186,620
Fiscal year 2008	86,538	—	2,332	2,077	—	65,502	—	156,449

Total remuneration for Managing Board directors
Fiscal year 2009	$1,984,975	$1,771,629	$323,345	$79,897	$2,522,368	$628,623	$—	$7,310,837

Fiscal year 2008	$1,635,731	$897,884	$189,841	$90,056	$1,812,900	$360,333	$—	$4,986,745

(1)	Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amount in fiscal year 2009 includes all incentive amounts accrued for in respect of fiscal year 2009, pursuant to the terms of the applicable plans. The amount in fiscal year 2008 includes all incentive amounts earned in respect of fiscal year 2008, pursuant to the terms of the applicable plans and the cash component of the Deferred Bonus Program.

(2)	Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax services.

(3)	Equity awards are valued using either the Black-Scholes pricing model or the Monte Carlo pricing method, depending on the plan the equity awards were issued under, and the fair value of equity awards granted are included in compensation during the period in which the equity awards vest.

(4)	Other non-recurring benefits includes cash paid in lieu of vacation accrued, as permitted under the company’s US vacation policy and California law.

(5)	Mr Cox joined the company on 14 January 2008 and became a member of the Managing Board effective 7 May 2008. This table covers all of his remuneration for fiscal years 2009 and 2008, including the remuneration before his appointment as a member of the Managing Board.

8.2  Total remuneration for senior executives for the years ended 31 March 2009 and 2008
Details of the remuneration of each senior executive of James Hardie are set out below:

				Post-
	Primary			employment	Equity	Other
						Relocation
						Allowances,
						Expatriate
			Non-	Superan-		Benefits, and
			cash	nuation and		Other Non-
		Bonuses	Benefits	401(k)	Equity	recurring
Name	Base Pay	(1)	(2)	Benefits	Awards (3)	(4)	Severance	Total
Senior executives

Mark Fisher
Fiscal year 2009	340,433	273,670	35,961	14,014	328,408	—	—	992,486
Fiscal year 2008	326,510	136,890	25,505	11,958	299,823	—	—	800,686

Grant Gustafson
Fiscal year 2009	324,208	260,623	57,257	14,004	226,176	13,250	—	895,518
Fiscal year 2008	313,077	82,811	29,446	12,681	164,951	29,655	—	632,621

Brian Holte
Fiscal year 2009	321,942	258,158	41,194	13,953	237,361		—	872,608
Fiscal year 2008	315,000	88,191	36,387	10,177	192,783	71,072	—	713,610

Nigel Rigby
Fiscal year 2009	340,433	273,670	24,967	—	328,408	—	—	967,478
Fiscal year 2008	326,510	136,890	34,307	—	299,823	12,418	—	809,948

Former senior executives
Peter Baker (5)
Fiscal year 2009	357,937	89,484	8,632	32,214	67,986	73,899	82,600	712,752
Fiscal year 2008	341,244	57,958	6,728	30,712	51,296	—	—	487,938

Joel Rood (6)
Fiscal year 2009	198,382	—	29,183	—	222,282	33,330	135,208	618,385
Fiscal year 2008	315,000	69,300	37,827	—	190,408	3,879	—	616,414

Total remuneration for senior executives
Fiscal year 2009	$1,883,335	$1,155,605	$197,194	$74,185	$1,410,621	$120,479	$217,808	$5,059,227

Fiscal year 2008	$1,937,341	$572,040	$170,200	$65,528	$1,199,084	$117,024	$—	$4,061,217

(1)	Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amount in fiscal year 2009 includes all incentive amounts accrued for in respect of fiscal year 2009, pursuant to the terms of the applicable plans. The amount in fiscal year 2008 includes all incentive amounts earned in respect of fiscal year 2008, pursuant to the terms of the applicable plans and the cash component of the Deferred Bonus Program.

(2)	Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax compliance services.

(3)	Equity awards are valued using either the Black-Scholes pricing model or the Monte Carlo pricing method, depending on the plan the equity awards were issued under, and the fair value of equity awards granted are included in compensation during the period in which the equity awards vest.

(4)	Other non-recurring benefits includes cash paid in lieu of vacation accrued, as permitted under the company’s US vacation policy and California law.

(5)	Mr Baker separated from the company effective 31 March 2009. Mr Baker received US$73,899 on 31 March 2009 as payment for his accrued vacation time and this is recorded as Other Non-recurring in this table.

(6)	Mr Rood separated from the company on 3 November 2008. As part of his separation benefits, Mr Rood entered into a two-year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms. Mr Rood received cash of US$33,330 as payment for his accrued vacation time and this is recorded as Other Non-recurring in this table.
8.3 Equity Holdings for the years ended 31 March 2009 and 2008
8.3.1 Options/RSUs granted to Managing Board directors
(a) Options

										Value		Weighted
								Value at		at		Average
		Exercise	Holding		Total			Exercise		Lapse	Holding	Fair
		Price	at		Value at			per		per	at	Value
	Grant	per right	1 April		Grant1			right2		right3	31 March	per
Name	Date	(A$)	2008	Granted	(US$)	Vested	Exercised	(US$)	Lapsed	(US$)	2009	right4
Managing Board directors
Louis Gries	19-Oct-01[5]	$3.1321	40,174	200,874	$71,732	200,874	160,700	$1.98	—	—	40,174	$0.3571
	19-Oct-01[5]	$3.0921	175,023	437,539	$168,321	437,539	262,516	$2.11	—	—	175,023	$0.3847
	17-Dec-01[5]	$5.0586	324,347	324,347	$137,296	324,347	—	—	—	—	324,347	$0.4233
	3-Dec-02[5]	$6.4490	325,000	325,000	$210,633	325,000	—	—	—	—	325,000	$0.6481
	5-Dec-03[5]	$7.0500	325,000	325,000	$338,975	325,000	—	—	—	—	325,000	$1.0430
	22-Nov-05[6]	$8.5300	1,000,000	1,000,000	$2,152,500	—	—	—	—	—	1,000,000	$2.1525
	21-Nov-06[7]	$8.4000	415,000	415,000	$888,100	—	—	—	—	—	415,000	$2.1400
	21-Nov-06[7]	$8.4000	381,000	381,000	$1,131,570	—	—	—	—	—	381,000	$2.9700
	29-Aug-07[7]	$7.8300	445,000	445,000	$965,650	—	—	—	—	—	445,000	$2.1700
	29-Aug-07[7]	$7.8300	437,000	437,000	$1,302,260	—	—	—	—	—	437,000	$2.9800
Russell Chenu	22-Feb-05[5]	$6.3000	93,000	93,000	$107,973	93,000	—	—	—	—	93,000	$1.1610
	22-Nov-05[6]	$8.5300	90,000	90,000	$193,725	—	—	—	—	—	90,000	$2.1525
	21-Nov-06[7]	$8.4000	65,000	65,000	$139,100	—	—	—	—	—	65,000	$2.1400
	21-Nov-06[7]	$8.4000	60,000	60,000	$178,200	—	—	—	—	—	60,000	$2.9700
	29-Aug-07[7]	$7.8300	68,000	68,000	$130,200	—	—	—	—	—	68,000	$2.1700
	29-Aug-07[7]	$7.8300	66,000	66,000	$178,800	—	—	—	—	—	66,000	$2.9800
Robert Cox	—	—	—	—	—	—	—	—	—	—	—	—

(b) RSUs

		Holding		Total			Holding	Weighted
		at		Value at			at	Average
	Grant	1 April		Grant			31 March	Fair Value
Name	Date	2008	Granted	(US$)	Vested	Lapsed	2009	per unit
Managing Board directors
Louis Gries	15-Sep-08[8]	—	201,324	$746,107	—	—	201,324	$3.7060
	15-Sep-08[9]	—	558,708	$1,592,318	—	—	558,708	$2.8500
Russell Chenu	15-Sep-08[9]	—	108,637	$309,615	—	—	108,637	$2.8500
Robert Cox	15-Sep-08[9]	—	155,196	$442,309	—	—	155,196	$2.8500

[1]	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/right = Value Market Value of a share of the company’s stock at Exercise less the Exercise price per right.

[3]	Value at Lapse/right = Fair Market Value of a share of the company’s stock at Lapse less the Exercise price per right.

[4]	Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option pricing method, depending on the plan the options were issued under.

[5]	Options granted under 2001 JHI NV Equity Incentive Plan. See section 7, page 23 for summary of key terms of options granted.

[6]	Options granted under 2005 Managing Board Transitional Stock Option Plan. See section 7, for summary of key terms of options granted.

[7]	Options granted under James Hardie Industries Long-Term Incentive Plan 2006 (LTIP). See section 7, for summary of key terms of options granted.

[8]	Deferred Bonus RSUs granted under Deferred Bonus Program and LTIP. See section 7, for key terms of Deferred Bonus RSUs.

[9]	Relative TSR RSUs granted under LTIP. See section 7, for key terms of Relative TSR RSUs.
8.3.3 Options/RSUs granted to senior executives
(a) Options5

										Value
										at
		Exercise	Holding		Total			Value at		Lapse	Holding	Weighted
		Price	at		Value at			Exercise		per	at	Average
	Grant	per right	1 April		Grant1			per right2		right3	31 March	Fair Value
Name	Date	(A$)	2008	Granted	(US$)	Vested	Exercised	(US$)	Lapsed	(US$)	2009	per right4
Senior executives

Mark Fisher	19-Oct-01	$3.1321	—	40,174	$14,346	40,174	40,174	$2.11	—	—	—	$0.3571
	19-Oct-01	$3.0921	92,113	92,113	$35,436	92,113	—	—	—	—	92,113	$0.3847
	17-Dec-01	$5.0586	68,283	68,283	$28,904	68,283	—	—	—	—	68,283	$0.4233
	3-Dec-02	$6.4490	74,000	74,000	$47,959	74,000	—	—	—	—	74,000	$0.6481
	5-Dec-03	$7.0500	132,000	132,000	$137,676	32,000	—	—	—	—	132,000	$1.0430
	14-Dec-04	$5.9900	180,000	180,000	$183,276	180,000	—	—	—	—	180,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	90,000	—	—	—	—	190,000	$2.0323
	21-Nov-06	$8.4000	158,500	158,500	$291,069	79,250	—	—	—	—	158,500	$1.8364
	10-Dec-07	$6.3800	158,500	277,778	$275,064	69,444	—	—	—	—	277,778	$0.9903

Grant Gustafson	21-Nov-06	$8.4000	158,500	158,500	$291,069	79,250	—	—	—	—	158,500	$1.8364
	10-Dec-07	$6.3800	222,222	222,222	$220,066	55,555	—	—	—	—	222,222	$0.9903

Brian Holte	27-Mar-07	$8.3500	151,400	151,400	$292,187	79,250	—	—	—	—	151,400	$1.9299
	10-Dec-07	$6.3800	250,000	250,000	$247,575	62,500	—	—	—	—	250,000	$0.9903

Nigel Rigby	17-Dec-01	$5.0586	20,003	20,003	$8,467	20,003	—	—	—	—	20,003	$0.4233
	3-Dec-02	$6.4490	27,000	27,000	$17,499	27,000	—	—	—	—	27,000	$0.6481
	5-Dec-03	$7.0500	33,000	33,000	$34,419	33,000	—	—	—	—	33,000	$1.0430
	14-Dec-04	$5.9900	180,000	180,000	$183,276	180,000	—	—	—	—	180,000	$1.0182
	1-Dec-05	$8.9000	190,000	190,000	$386,137	190,000	—	—	—	—	190,000	$2.0323
	21-Nov-06	$8.4000	158,500	158,500	$291,069	79,250	—	—	—	—	158,500	$1.8364
	10-Dec-07	$6.3800	277,778	277,778	$275,084	69,444	—	—	—	—	277,778	$0.9903

Former senior executives

Peter Baker	1-Dec-05	$8.9000	40,000	40,000	$81,292	40,000	—	—	—	—	40,000	$2.0323
	21-Nov-06	$8.4000	27,500	27,500	$50,501	13,750	—	—	—	—	27,500	$1.8364
	10-Dec-07	$6.3800	47,619	47,619	$47,157	11,904	—	—	—	—	47,619	$0.9903

Joel Rood	13-Mar-07	$8.9000	146,500	146,500	$292,473	73,250	—	—	146,500	—	—	$1.9964
	10-Dec-07	$6.3800	250,000	250,000	$247,575	62,500	—	—	250,000	—	—	$0.9903

(b) RSUs

			Holding		Total			Holding
			at		Value at			at	Weighted Average
	Grant		1 April		Grant			31 March	Fair Value
Name	Date		2008	Granted	(US$)	Vested	Lapsed	2009	per unit
Senior executives
Mark Fisher	17-Jun-08	[10]	—	36,066	$144,625	—	—	36,066	$4.0100
	17-Dec-08	[9]	—	116,948	$268,980	—	—	116,948	$2.3000
Grant Gustafson	17-Jun-08	[10]	—	16,459	$66,001	—	—	16,459	$4.0100
	17-Dec-08	[9]	—	116,948	$268,980	—	—	116,948	$2.3000
Brian Holte	17-Jun-08	[10]	—	7,455	$29,895	—	—	7,455	$4.0100
	17-Dec-08		—	116,948	$268,980	—	—	116,948	$2.3000
Nigel Rigby	17-Jun-08	[10]	—	36,066	$144,625	—	—	36,066	$4.0100
	17-Dec-08	[9]	—	116,948	$268,980	—	—	116,948	$2.3000
Former senior executives
Peter Baker	17-Jun-08	[10]	—	15,103	$60,563	—	15,103	—	$4.0100
	17-Dec-08	[9]		19,491	$44,829		19,491		$2.3000
Joel Rood	17-Jun-08	[10]	—	14,910	$59,789	—	14,910	—	$4.0100

[1]	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/right = Value Market Value of a share of the company’s stock at Exercise less the Exercise price per right.

[3]	Value at Lapse/right = Fair Market Value of a share of the company’s stock at Lapse less the Exercise price per right.

[4]	Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

[5,6,7,8,9]	See footnotes to Table 8.3.1.

[10]	Deferred Bonus RSUs granted under Deferred Bonus Program and 2001 JHI NV Equity Incentive Plan. See section 7, page 23, for key terms of Deferred Bonus RSUs.
8.3.4 Managing Board directors’ relevant interests in JHI NV
Changes in Managing Board directors’ relevant interests in JHI NV securities between 1 April 2008 and 31 March 2009 are set out below:

			Options at	RSUs granted
			1 April 2008	September and
Managing Board	CUFS at	CUFS at	and 1 April	November	RSUs at
directors	1 April 2008	31 March 2009	2009(1)	2008	31 March 2009
Louis Gries	127,675	127,675	3,867,544	760,032	760,032
Russell Chenu	20,000	25,000	442,000	108,637	108,637
Robert Cox	—	—	—	155,916	155,196

1	The company replaced options with restricted stock units (RSUs) as a long-term incentive vehicle in fiscal year 2009.
8.4 Loans
The company did not grant loans to Managing Board directors or senior executives during fiscal year 2009. There are no loans outstanding to Managing Board directors or senior executives.
9. Employment contracts
Remuneration and other terms of employment for the CEO, CFO and General Counsel and certain other senior executives are formalised in employment contracts. The main elements of these contracts are set out below.
9.1 CEO’s employment contract
Details of the terms of the CEO’s employment contract are as follows:

Components	Details

Length of contract	Initially a three-year term, commencing 10 February 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renewal date, that it does not want the term to renew.

Components	Details

Base salary	US$900,000 for fiscal year 2009. Salary reviewed annually by the Supervisory Board.

Short-term incentive	Annual STI target is 100% of annual base salary for the current year. The quantum of STI target is reviewed annually in May by the Supervisory Board.

The Remuneration Committee recommends the company’s and CEO’s performance objectives, and the performance against these objectives, to the Supervisory Board for approval. The CEO’s short-term incentive is calculated under the Executive Incentive Plan (which includes the IP Plan).

Long-term incentive	On the approval of shareholders, stock options or other equity incentive will be granted each year. The recommended number of options or other form of equity to be granted will be appropriate for this level of executive in the US. For fiscal year 2010, the LTI target remains unchanged at $1.8 million.

Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (IRS) limit. The company will match the CEO’s contributions into the plan up to the annual IRS limit.

Resignation	The CEO may cease employment with the company by providing written notice.

Termination by James Hardie	The company may terminate the CEO’s employment for cause or not for cause. If the company terminates the CEO’s employment, not for cause, or the CEO terminates his employment “for good reason” the company will pay the following:

(a) amount equivalent to 1.5 times the CEO’s annual base salary at the time of termination; and

(b) amount equivalent to 1.5 times the CEO’s average STI actually paid in up to the previous three fiscal years as CEO; and

(c) continuation of health and medical benefits at the company’s expense for the remaining term of the agreement and the consulting agreement referenced below.

Post-termination Consulting	The company will request the CEO, and the CEO will agree, to consult to the company upon termination for a minimum of two years, as long as the CEO maintains the company’s non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the MBTSOP and LTIP, the CEO’s outstanding options will not expire during any post-termination consulting period. This arrangement is a standard arrangement for US executives and the Supervisory Board considers that it is an appropriate restraint for Mr Gries given his intimate involvement in developing the company’s fibre cement business in the United States over the past 18 years.
9.2 CFO’s employment contract
Details of the CFO’s employment contract are as follows:

Components	Details

Length of contract	Fixed period of three years concluding 5 October 2010.

Base salary	A$848,600 for fiscal year 2009. Salary reviewed annually by the Supervisory Board.

Short-term incentive	Annual STI target is 33% of annual base salary as set out in his employment contract, based on personal goals under the IP Plan.

Components	Details

The CFO does not participate in the Executive Incentive Plan for his short-term incentive other than the arrangement in fiscal years 2009 and 2010 where some of the CFO’s LTI target was transferred to STI target under the Executive Incentive Program.

Long-term incentive	On the approval of shareholders, stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least US$350,000. If the CFO ceases employment with the company, a pro-rata amount of each tranche of the CFO’s unvested options or other form of equity will expire on the date employment ceases, calculated based on the formula D=Cx(A/B), where A is the number of months from the date employment ceases to the first testing or vesting date, B is the number of months from the date of grant until the first testing or vesting date and C is the total number of options or other form of equity granted in the relevant tranche. The remaining unvested/unexercised options or other form of equity will continue as if the CFO remained employed by the company until the first testing or vesting date, at which point any options or other form of equity that do not vest at that time will also lapse.

Superannuation	The company will contribute 9% of gross salary to the CFO’s nominated superannuation fund.

Resignation or Termination	The company or CFO may cease the CFO’s employment with the company by providing three months’ notice in writing.

Redundancy or diminution of role	If the position of CFO is determined to be redundant or subject to a material diminution in status, duties or responsibility, the company or the CFO may terminate the CFO’s employment. The company will pay the CFO a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.
9.3 General Counsel’s employment contract
Details of the General Counsel’s employment contract are as follows:

Components	Details

Length of contract	Indefinite.

Base salary	US$450,000 for fiscal year 2009. Salary reviewed annually by the Supervisory Board.

Short-term incentive	Annual STI target is 65% of annual base salary as set out in his employment contract.

The General Counsel’s short-term incentive is calculated under the Executive Incentive Plan (which includes the IP Plan).

Long-term incentive	On the approval of shareholders, stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least US$500,000.

Resignation	The General Counsel may cease employment with the company by providing 30 days’ written notice.

Termination by James Hardie	The company may terminate the General Counsel’s employment for cause or not for cause. If the company terminates the employment, not for cause, or the General Counsel terminates his employment “for good reason”, the company may request the General Counsel to consult to the company for two years as set out below. No other termination payment is payable.

Components	Details

Post-termination Consulting	Depending on the reasons for termination, the company may request the General Counsel, and the General Counsel will agree, to consult to the company for two years upon termination, as long as he signs and complies with 1) a consulting agreement, which will require him to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the General Counsel’s annual base salary as of the termination date for each year of consulting.
9.4 Benefits contained in contracts for Managing Board
Employment contracts for the CEO, CFO and General Counsel also specify the following benefits:

International Assignment	The Managing Board directors receive additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.

Other	Tax Equalisation: The company covers the extra personal tax burden imposed by residency in The Netherlands.

Tax Advice: The company will pay the costs of filing income tax returns to the required countries.

Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all US employees, or similar benefits. Are also eligible to participate in the company’s Executive Health and Wellness program.

Business Expenses: Entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid for in connection with the performance of their services under their employment agreements.

Automobile: The company will either purchase or lease an automobile for business and personal use, or, in the alternative, they will be entitled to an automobile equivalent to the level of vehicle they could receive in the US.
9.5 Senior executives’ employment contracts
Details of employment contracts for US-based senior executives (other than Brian Holte1) are as follows:

Components	Details
Length of contract	Indefinite.

Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually.

Short-term incentive	An annual STI target is set at a percentage of the senior executive’s salary. The STI target is 55% and reviewed annually.

Long-term incentive	Upon the approval of the Supervisory Board, RSUs have been granted under the LTIP plan in the form of Relative TSR RSUs and Executive Incentive Program RSUs.

Defined Contribution Plan/ Superannuation	US senior executives may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the senior executive’s contributions into the plan up to the annual IRS limit.

[1]	Brian Holte does not have such a written employment agreement, but receives Short-term incentive, Long-term incentive, Defined Contribution Plan and Other benefits as outlined above.

Components	Details
Resignation	The senior executive may cease employment with the company by providing 30 days’ written notice.

Termination by James Hardie	The company may terminate the senior executive’s employment for cause or not for cause. Other than the post-termination consulting arrangement discussed below for a termination without cause or a resignation for good reason, no other termination payments are payable.

Post-termination Consulting	Depending on the senior executive’s individual contract, and the reasons for termination, the company may request the senior executive, and the senior executive will agree, to consult to the company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the senior executive’s annual base salary as of the termination date for each year of consulting.

Other	Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all US employees and also eligible to participate in the company’s Executive Health and Wellness program.

Business Expenses: The senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of services under their employment.

Automobile: The company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed US$750 per month.
10. Remuneration for Supervisory Board
Fees paid to Supervisory Board directors are determined by the Supervisory Board, with the advice of the Remuneration Committee’s independent external remuneration advisors, within the maximum total amount approved by shareholders from time to time. The current aggregate fee pool of US$1,500,000 was approved by shareholders in 2006.
Board fees are not paid to Managing Board directors since the responsibilities of board membership are considered as part of their normal employment conditions.
10.1 Remuneration structure
Supervisory Board directors are paid a base fee for service on the James Hardie Board. Additional fees are paid to the person occupying the positions of Chairman, Deputy Chairman and Board Committee Chairman and to members of the Due Diligence Committee.
During fiscal year 2009, the Remuneration Committee commissioned an external review of Supervisory Board directors’ fees, using US and Australian market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities, and workload requirements. As a result of the review, the Remuneration Committee recommended increasing the Chairman’s base fee to US$300,000, effective 1 January 2009. This increase brought the Chairman into line with the company’s peers in Australia and the US, and reflected the heavy workload of a Chairman associated with an Australian-listed company with a European domicile and the majority of its business in the US. In addition, the Remuneration Committee recommended an increase to the base fees for Supervisory Board directors from US$120,000 to US$130,000, effective 1 April 2009. In recognition of the current economic climate, all of these fee increases (after deducting applicable taxes) will be received in James Hardie shares, under the Supervisory Board Share Plan or otherwise.

The fees paid in fiscal 2009, and payable in fiscal 2010 are:
(Amounts in US dollars)

Role	Fiscal 2009		Fiscal 2010
Chairman	$215,000	(1)	$300,000
	$300,000	(2)
Deputy Chairman	$175,000		$175,000
Board member	$120,000		$130,000
Audit Committee Chairman	$20,000		$20,000
Remuneration or Nominating and Governance Committee Chairman	$10,000		$10,000

(1)	Annualised rate to 31 December 2008

(2)	Annualised rate from 1 January 2009
During fiscal year 2009, the Supervisory Board formed the Due Diligence Committee, comprised of representatives from the Supervisory Board together with the Managing Board and a representative of the company’s management. This committee was formed to assist the Supervisory and Managing Boards with reviewing and considering alternative proposals to move the company’s domicile.
Directors who attended meetings of the Due Diligence Committee received fees of US$1,000 per meeting in addition to their base fee. The Due Diligence Committee met five times in fiscal year 2009.
As the focus of the Supervisory Board is on the long-term direction and well-being of James Hardie, there is no direct link between Supervisory Board directors’ remuneration and the short-term results of the company.
No Supervisory Board director has been granted options, restricted stock units or performance rights.
10.2 Board Accumulation Policy
Supervisory Board directors are expected to accumulate a minimum of 1.5 times (and two times for the Chairman) their total base remuneration (excluding Board Committee fees) in JHI NV shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) within the six-year period from the later of August 2006 or their appointment.
To recognise the potential for share price fluctuations to have an impact on the funds required to be committed and the different taxation positions of individual directors, no director will be required to apply more than 50% of the cash component of his or her fees, on a post-tax basis, over a six-year period, toward satisfying this requirement.
10.3 Supervisory Board Share Plan
Under the Supervisory Board Share Plan 2006 (SBSP), Supervisory Board directors can elect to receive some of their annual fees in JHI NV shares. The SBSP was last approved at the 2007 AGM for a period of three years. The Supervisory Board considers the SBSP as a vehicle Supervisory Board directors can use to achieve their target shareholding under the Board Accumulation Policy.
JHI NV shares received under the SBSP can be either be acquired on market or new shares issued by the company. Where shares are issued, the price is the average of the market closing prices at which the shares were quoted on the ASX during the five business days preceding the day of issue. Where the shares are acquired on market, the price is the purchase price.
The SBSP does not include a performance condition because the amounts applied to acquire shares under the SBSP are from the annual fees earned by the Supervisory Board directors.
10.4 Director retirement benefits
No Supervisory Board directors retain any director retirement benefits.

10.5 Total remuneration for Supervisory Board directors for the years ended 31 March 2009 and 2008
The table below sets out the remuneration for those Supervisory Board directors who served on the Board during the fiscal years ended 31 March 2009 and 2008:

	Primary	Equity
	Directors’	JHI NV	Other Benefits
Name	Fees (1)	Stock (2)	(3)	Total
Supervisory Board directors
Michael Hammes (4) Fiscal year 2009	$222,500	$21,250	$3,988	$247,738
Fiscal year 2008	60,636	59,583	3,192	123,411

Donald McGauchie (4) Fiscal year 2009	185,000	—	11,627	196,627
Fiscal year 2008	136,000	50,000	3,192	189,192

Brian Anderson (4) Fiscal year 2009	155,000	—	1,300	156,300
Fiscal year 2008	71,000	50,000	3,192	124,192

David Harrison (4), (5) Fiscal year 2009	105,537	—	4,178	109,715
Fiscal year 2008	N/A	N/A	N/A	N/A

James Osborne (6) Fiscal year 2009	6,333	—	—	6,333
Fiscal year 2008	N/A	N/A	N/A	N/A

Rudy van der Meer (4) Fiscal year 2009	60,000	60,000	14,407	134,407
Fiscal year 2008	51,000	50,000	—	101,000

Former Supervisory Board directors
David Andrews (7) (4) Fiscal year 2009	116,806	—	14,455	131,261
Fiscal year 2008	30,782	29,167	3,192	63,141

Don DeFosset (8) (4) Fiscal year 2009	50,217	—	11,553	61,770
Fiscal year 2008	175,863	91,667	27,394	294,924

James Loudon (9) (4) Fiscal year 2009	47,283	—	5,538	52,821
Fiscal year 2008	101,000	—	3,192	104,192

Cathy Walter (10) Fiscal year 2009	113,667	—	1,300	114,967
Fiscal year 2008	37,500	37,500	3,192	78,192

Total remuneration for Supervisory Board directors
Fiscal year 2009	$1,062,343	$81,250	$68,346	$1,211,939
Fiscal year 2008	$663,781	$367,917	$46,546	$1,078,244

(1)	Amount includes base, Chairman, Deputy Chairman, Committee Chairman, Special Matter Committee attendance and Due Diligence Committee attendance fees.

(2)	The actual amount spent by each Supervisory Board member was determined after deducting applicable Dutch taxes from this amount. The number of JHI NV shares acquired was determined by dividing the amount of participation in the Supervisory Board Share Plan 2006 (which we refer to as SBSP) by the market purchase price.

(3)	Other Benefits includes the cost of non-executive directors’ fiscal compliance in The Netherlands. For Mr DeFosset, fiscal year 2008 also includes for the period he was Chairman of the Joint and Supervisory Boards, office costs, the personal use of a company laptop and PDA phone.

(4)	The company pays for expenses related to Supervisory Board spousal travel to accompany directors to up to one Board meeting per year. In fiscal year 2009, we paid US$2,688, US$2,878, US$10,327, US$14,407, US$13,155, US$10,253 and US$4,238 for spousal travel for Messrs. Hammes, Harrison, McGauchie, van der Meer, Andrews, DeFosset and Loudon, respectively. In fiscal year 2008, we paid US$15,984, US$16,331 and US$21,865 for spousal travel for Messrs Hammes, McGauchie and Anderson, respectively.

(5)	Mr Harrison was appointed to the company’s Joint and Supervisory Boards effective 19 May 2008.

(6)	Mr Osborne was appointed to the company’s Joint and Supervisory Boards effective 12 March 2009.

(7)	Mr Andrews was appointed to the company’s Joint and Supervisory Boards effective 1 September 2007. Mr Andrews resigned from the Joint and Supervisory Boards on 10 February 2009.

(8)	Mr DeFosset resigned from the Joint and Supervisory Boards effective 31 August 2008.

(9)	Mr Loudon resigned from the Joint and Supervisory Boards on 22 August 2008.

(10)	Mrs Walter resigned from the Joint and Supervisory Boards on 13 March 2009.
10.6 Supervisory Board directors’ relevant interests in JHI NV
Changes in Supervisory Board directors’ relevant interests in JHI NV securities between 1 April 2007 and 31 March 2008 are set out below:

			Number of
			Shares/CUFS at
	Number of		date of				Shares/CUFS at	Number of
	Shares/CUFS		becoming	On market			Date of	Shares/CUFS at
	At 1 April 2008		Director	Purchases		SBSP[1]	resignation	31 March 2009

Supervisory Board directors
Michael Hammes	15,859	[2]	N/A	—		5,605	N/A	21,464
Donald McGauchie	15,372	[3]	N/A	—		—	N/A	15,372
Brian Anderson	6,124		N/A	—		—	N/A	6,124
David Harrison	N/A		—	10,000	[4]	—	—	10,000
James Osborne	N/A		—				—	—
Rudy van der Meer	4,410		N/A	—		11,945	N/A	16,355
Former Supervisory Board directors
David Andrews	3,903	[5]	—	—		3,903	3,903	—
Don DeFosset	25,877		—	—			25,877	—
James Loudon	12,655		—	—		—	12,655	—
Catherine Walter	11,407	[6]	—	—		—	11,407	—

[1]	Shares purchased under SBSP were acquired on 13 March 2009 at a price of A$3.7254.

[2]	9,000 shares/CUFS held as ADRs.

[3]	6,000 shares held for the McGauchie Superannuation Fund.

[4]	Held as ADRs.

[5]	Held for the Andrews Revocable Trust.

[6]	6,375 shares held for the Walter Super Fund.
Only Supervisory Board directors are entitled to participate in the SBSP.

11. Dutch Corporate Governance Code
Under the Dutch Code on Corporate Governance (the Dutch Code) published by the Dutch Corporate Governance Committee (the Tabaksblat Committee) in 2003, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. The corporate governance section of this report on pages 70-86 states that where the company has not completely applied the best practice provisions of the Dutch Code relating to remuneration matters, such information will be provided in this report.
Best Practice Provision II.2.5 of the Dutch Code provides that neither the exercise price nor the other conditions regarding options granted to Managing Board directors may be modified during the term of the options, except as prompted by structural changes relating to shares or the company in accordance with established market practice. James Hardie may modify the term of the options as specified in the LTIP or employment agreement with a Managing Board director upon departure of the employee of other circumstances described in the LTIP.
Best Practice Provision II.2.7 of the Dutch Code provides that a severance payment to a Managing Board director shall not exceed one time the amount of the fixed salary. In contracts with Managing Board directors, the severance payments are agreed upon on an individual basis, taking into account home country practice and the Managing Board director’s specific situation . Consistent with Mr Gries’ prior employment agreement when he acted as the company’s Chief Operating Officer, Mr Gries’ current contract specifies that in the event of a termination without cause or for good reason, he will receive 1.5 times his annual base salary and 1.5 times his average annual bonus in addition to a two-year consulting contract, as long as he maintains the company’s non-compete and confidentiality agreements.
Best Practice Provision III.7.1 of the Dutch Code provides that members of the Supervisory Board shall not be granted shares by way of remuneration. Although our members of the Supervisory Board are not granted shares by way of remuneration, the guideline contained in the Stock Accumulation Policy provides guidance that they should accumulate a minimum of 1.5 times their annual base board fees in share ownership within the six year period from the date of their appointment as a Supervisory Board member. We believe this practice is to the benefit of the company and is common practice in Australia and the United States.
This report is made in accordance with a resolution of the members of the Joint Board.

Michael Hammes	Louis Gries
Chairman	Chief Executive Officer and
Supervisory and Joint Boards	Chairman Managing Board
Approved 29 July 2009

Management’s Discussion and Analysis
Overview
This discussion is intended to provide information that will assist in understanding James Hardie’s (the company’s) 31 March 2009 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on the company’s financial condition and results of operations in future periods. This discussion includes information about James Hardie’s critical accounting policies and how these policies affect its consolidated financial statements, and information about the consolidated financial results of each business segment, to provide a better understanding of how each segment and its results affect the financial condition and results of operations as a whole.
James Hardie’s pre-tax results for fiscal years 2009 and 2008 were affected by favourable asbestos adjustments of US$17.4 million and unfavourable asbestos adjustments of US$240.1 million, respectively; impairment charges of nil and US$71.0 million, respectively; AICF SG&A expenses of US$0.7 million and US$4.0 million, respectively; and ASIC expenses of US$14.0 million and US$5.5 million, respectively. Information regarding asbestos-related matters and ASIC matters can be found in this discussion and in Notes 4.8 and 4.16 of the consolidated financial statements on pages 103 and 110 of this annual report.
The Company and the Building Product Markets
Based on net sales, James Hardie believes it is the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. The company’s current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada. Through significant research and development expenditure, James Hardie develops key product and production process technologies that it patents or holds as trade secrets. James Hardie believes that these technologies give it a competitive advantage.
James Hardie’s fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodelling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). The company manufactures numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing, pipes and floor and tile underlayments.
The company’s products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors continued to be generally unfavourable during fiscal year 2009, resulting in weaker residential construction activity.
Fiscal Year 2009 Key Results
Total net sales decreased 18% to US$1,202.6 million. EBIT increased to US$173.6 million from an EBIT loss of US$36.6 million in fiscal year 2008. Operating income increased to US$136.3 million.
The company’s largest market is North America. Based on the NAHB’s Builder Practices Reports, for the past three years, fibre cement has been one of the fastest growing segments (in terms of market growth) of the U.S. residential exteriors industry. During the year, USA and Europe Fibre Cement net sales contributed approximately 77% of total net sales, and its EBIT was the primary contributor to the total company results. Net sales for the USA and Europe Fibre Cement business decreased due to a reduction in sales volume, slightly offset by a higher average net sales price.
EBIT for the USA and Europe Fibre Cement segment decreased primarily due to reduced gross profit performance in the United States, which resulted from lower sales volume and higher average unit manufacturing costs.

Asia Pacific net sales contributed approximately 23% of total net sales. Net sales decreased due to unfavourable currency exchange rates movements in the Asia Pacific business’ currencies compared to the US dollar. In local currency, Asia Pacific net sales were flat.

(Millions of US dollars)		2009		2008	% Change

Net sales
USA and Europe Fibre Cement		$929.3		$1,170.5	(21)
Asia Pacific Fibre Cement		273.3		298.3	(8)

Total net sales		1,202.6		1,468.8	(18)
Cost of goods sold		(813.8)		(938.8)	13
Gross profit		388.8		530.0	(27)
Selling general and administrative expenses		(208.8)		(228.2)	9
Research and development expenses		(23.8)		(27.3)	13
Impairment charges		—		(71.0)	—
Asbestos adjustments		17.4		(240.1)	—

EBIT		173.6		(36.6)	—
Net interest (expense) income		(3.0)		1.1	—
Other expense		(14.8)		—	—

Operating income (loss) taxes		155.8		(35.5)	—
Income tax expense		(19.5)		(36.1)	46

Net operating profit (loss)		$136.3		$(71.6)	—

Volume (mmsf)
USA and Europe Fibre Cement		1,526.6		1,951.2	(22)
Asia Pacific Fibre Cement		390.6		398.2	(2)

Average net sales price per unit (pet msf)
USA and Europe Fibre Cement	US	$609	US	$600	2
Asia Pacific Fibre Cement	A	$879	A	$862	2

All results are for continuing operations unless otherwise stated.
Total Net Sales
Total net sales decreased 18% from US$1,468.8 million to US$1,202.6 million.
Net sales from USA and Europe Fibre Cement decreased 21% from US$1,170.5 million to US$929.3 million due to decreased sales volume, slightly offset by a higher average net sales price.
Net sales from Asia Pacific Fibre Cement decreased 8% from US$298.3 million to US$273.3 million due to unfavourable currency exchange rate movements.
USA and Europe Fibre Cement Net Sales
Net sales decreased 21% from US$1,170.5 million to US$929.3 million due to decreased sales volume, slightly offset by a higher average net sales price. Sales volume decreased 22% from 1,951.2 mmsf to 1,526.6 mmsf, primarily due to weaker demand for the company’s products in the US as a result of continuing weakness in housing construction activity and deteriorating economic conditions. Although housing affordability has increased, the company believes that demand is being restricted by limited availability of mortgage credit for prospective home buyers and lack of consumer confidence. The average net sales price increased 2% from US$600 per msf to US$609 per msf. As announced on 22 May 2008, James Hardie closed the USA Hardie Pipe business. An insignificant amount of sales related to this business were recorded in the year.
The USA and Europe Fibre Cement business recorded its seventh consecutive quarter where sales declined compared to the corresponding quarter in the previous year, reflecting the on-going deterioration in US housing starts. The NAHB reported US housing starts of a seasonally-adjusted annual rate for the quarter ended 31 March 2009 of 523,000 units, down 50% from the 1.053 million units for the corresponding quarter in the prior year.
The decline in top-line performance was due to reduced exterior and interior product volumes, as product demand was lower in all regions. Lower SG&A costs and a higher average selling price partially offset lower volumes and the higher unit cost of sales due to product mix and material costs. The business continues to focus on its three main strategic initiatives of primary demand growth, product mix shift and Zero to Landfill, and progress is being made on these initiatives despite softening market demand.

James Hardie’s differentiated ColorPlus® range of products continues to contribute to primary demand growth. The company’s initial focus on the ColorPlus range of products against vinyl siding manufacturers in the northern region of the United States has now been expanded to the western and southern regions of the United States with both areas posting moderate gains in ColorPlus penetration rate compared to fiscal year 2008.
The company’s growth strategy is complemented by accessories (particularly XLDTM trim, HLDTM trim and soffit) which provide a suite of exterior products for a “full wrap” solution to builders and remodellers. The strategy is further supported by positioning the interior backer products as a wet area wall solution, including G2 1/2” backer as the pre-eminent wet area solution and featuring MoldblockTM Technology on both 1/4” and 1/2” products. Horizon™ exterior products are currently being launched in the US. These products are engineered for specific climate conditions using James Hardie seventh generation product technology.
Asia Pacific Fibre Cement Net Sales
Net sales decreased 8% from US$298.3 million to US$273.3 million due to a 6% decrease in the average net sales price and a 2% decrease in sales volume. Unfavourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar accounted for an 8% decrease in net sales in US dollars. In Australian dollars, net sales were flat due to a 2% increase in average net sales price, offset by a 2% decrease in sales volume.
In Australia, the Scyon™ product range continues to build momentum with sales volumes up 47% compared to fiscal year 2008. Scyon differentiated products now represent 10.7% of sales, up from 7.5% in fiscal year 2008. Growth has been particularly strong for Scyon Stria™ cladding and Scyon Secura™ external flooring released during the year. An increased share of the residential market was achieved by increasing the volume of differentiated James Hardie products used in individual homes. Core products also regained volume in the face of increased competition, although revenue was affected by low-priced imports. For fiscal year 2009, the Australian Bureau of Statistics reported total dwelling unit approvals of 134,499 units, down 14% from 156,697 unit approvals in fiscal year 2008. Sales in the multi-unit sector also remained depressed as the lack of available credit and general economic uncertainty led to a reduction in investment through the second half of calendar year 2008. While some cost improvements have been achieved, these have been largely offset by increases in some input costs resulting from a depreciating Australian dollar and from lower production volumes and higher utility costs.
In New Zealand, residential construction continued to decline, with total residential approvals down 34% to 16,200 units, compared to fiscal year 2008. The New Zealand business continued to out-perform the market by growing sales of its differentiated range of products, including LineaTM weatherboards, HorizonTM wall lining and HomeRABTM preclad lining which was launched during the year. Sales of these differentiated products now account for almost half of sales volume. The Philippines business reported lower sales volumes and revenue as a result of a softening domestic market, and export volumes affected by the global slow down and pricing pressures stemming from Asian currencies’ depreciation against the US dollar. The Philippines business continued to seek avenues for volume growth and to establish a lower cost base.
Gross Profit
Gross profit decreased 27% from US$530.0 million to US$388.8 million. The gross profit margin decreased 3.8 percentage points from 36.1% to 32.3%.
USA and Europe Fibre Cement gross profit decreased 29% due to lower sales volume and higher average unit costs. The gross profit margin of the USA and Europe Fibre Cement business decreased 4.1 percentage points.
Asia Pacific Fibre Cement gross profit decreased 15%. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 8% of this decrease while the underlying Australian dollar business results accounted for the remaining 7% decrease. The gross profit margin of the Asia Pacific Fibre Cement business decreased 2.0 percentage points. In Australian dollars, gross profit decreased 7% primarily due to reduced gross profit performance in New Zealand driven by lower sales volumes.

Selling, General and Administrative (SG&A) Expenses
SG&A expenses decreased 9% from US$228.2 million to US$208.8 million, primarily due to lower SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments, partially offset by higher general corporate costs. However, as a percentage of sales, SG&A expense increased 1.9 percentage points to 17.4% in fiscal year 2009. SG&A expenses include non-claims handling related operating expenses of the AICF of US$0.7 million.
ASIC Proceedings
On 23 April 2009, Justice Gzell delivered judgment in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of New South Wales against James Hardie, a former related entity JHIL, now ABN 60, and ten former directors and officers.
Against James Hardie, Justice Gzell found that:
–	the company did not comply with section 1041E of Australia’s Corporations Act 2001 (Cth) (Act) (false or misleading statements) and section 1041H of the Act (misleading or deceptive conduct) by delivering a set of slides to the ASX in June 2002 that referred to the creation and funding of the Foundation by ABN 60 in February 2001, and

–	the company did not comply with section 674(2) of the Act (continuous disclosure) in the period March 25 to June 30, 2003 in not disclosing the transfer of JHIL out of the James Hardie Group.
However, Justice Gzell dismissed the remaining allegations made by ASIC against the company in relation to statements made by its former CEO, Mr. Macdonald, in Edinburgh and London in June 2002.
Justice Gzell also made findings against ABN 60 and each of the former directors and officers (details of which may be obtained from ASIC’s website), but also dismissed several allegations made by ASIC against these parties.
There will be a further hearing in late July in relation to exoneration and penalties, which may involve further evidence. Orders as to costs and penalties are expected to be entered at the conclusion of this process.
ASIC expenses are included in SG&A expenses. For fiscal years 2009 and 2008, the company incurred legal costs related to the ASIC proceedings of US$14.0 million and US$5.5 million, respectively. Net costs in relation to the ASIC proceedings from February 2007 to 31 March 2009 total US$19.7 million.
Chile Litigation
On 24 April 2009, a trial court in Santiago, Chile awarded damages in the equivalent of US$13.4 million against FC Volcan, the former James Hardie Chilean entity, in civil litigation brought by Industria Cementa Limitada (Cementa) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against FC Volcan, alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fibre cement manufacturer in Chile, Produccion Quimicon y Electronica Quimel SA (Quimel), also joined the proceedings.
As these actions existed prior to the sale of the company’s Chilean business in July 2005, James Hardie has agreed to indemnify the buyer, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings, and James Hardie retained conduct of the defence of the matters. After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing. This action resulted in the US$13.4 million damages award, which is now the subject of the appeal by FC Volcan.
Quimel also filed a separate civil action against FC Volcan in 2007, claiming that it had suffered damages, allegedly as a result of predatory pricing.

James Hardie denied and continues to deny the allegations of predatory pricing in Chile. The company retained conduct of the appeal of the two civil damages matters. The company intends to vigorously pursue all appellate and other alternatives as it does not concur with the decision of the trial court. James Hardie also intends to exercise its rights under the indemnification provisions, including any applicable conditions and limitations.
As of 31 March 2009, James Hardie believes that it has adequately provided for this contingency.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 20% lower at US$14.4 million. Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 1% higher at US$9.4 million.
Asbestos Adjustments
The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the AFFA that was signed with the NSW Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the consolidated profit and loss account, depending on the closing exchange rate between the two currencies at the balance sheet date. The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2009.
The asbestos adjustments for the fiscal years ended 31 March 2009 and 2008 are as follows:

	Fiscal Years Ended 31
	March
(Millions of US$)	2009	2008
Change in estimates	$(162.3)	$(152.9)

Effect of foreign exchange movements	179.7	(87.2)

Asbestos adjustments	$(17.4)	$(240.1)

EBIT
EBIT improved from an EBIT loss of US$36.6 million to EBIT of US$173.6 million. EBIT includes net favourable asbestos adjustments of US$17.4 million and AICF SG&A expenses of US$0.7 million. In fiscal year 2008, EBIT loss included net unfavourable asbestos adjustments of US$240.1 million, AICF SG&A expenses of US$4.0 million and impairment charges of US$71.0 million.
As shown in the table below, EBIT excluding asbestos, ASIC expenses and asset impairments decreased 40% to US$170.9 million. EBIT margin excluding these items decreased 5.4 percentage points to 14.2%.

(Millions of US$)	2009	2008	% Change

USA and Europe Fibre Cement	$199.3	$306.2	(35)
Asia Pacific Fibre Cement	47.1	50.3	(6)
Research & Development	(18.9)	(18.1)	(4)
General Corporate	(70.6)	(59.9)	(18)
Impairment charges	—	(71.0)	—
Asbestos adjustments	17.4	(240.1)	—
AICF SG&A expenses	(0.7)	(4.0)	83

EBIT	173.6	(36.6)	—

Excluding:
Asbestos:
Asbestos adjustments	(17.4)	240.1	—
AICF SG&A expenses	0.7	4.0	(83)
ASIC expenses	14.0	5.5	—
Asset impairments:
Impairment charges	—	71.0	—
Impairment related costs	—	3.2	—

EBIT excluding asbestos, ASIC expenses and asset impairments	$170.9	$287.2	(40)
Net sales	$1,202.6	$1,468.8	(18)
EBIT margin excluding asbestos, ASIC expenses and asset impairments	14.2%	19.6%

USA and Europe Fibre Cement EBIT excluding impairment charges decreased 35% from US$306.2 million to US$199.3 million, primarily due to reduced gross profit performance in the US, which resulted from lower sales volume and higher average unit manufacturing costs. The higher average unit manufacturing costs were the result of fixed costs being absorbed over significantly reduced volumes. The EBIT margin decreased by 4.8 percentage points to 21.4%.
Asia Pacific Fibre Cement EBIT decreased 6% from US$50.3 million to US$47.1 million. The unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for a 10% decrease, partially offset by a 4% increase in the underlying Australian dollar business results. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 4% due to decreased SG&A expenses, partially offset by lower gross margin performance. EBIT margin was 0.3 percentage points higher at 17.2%.
General Corporate Costs
General corporate costs increased by US$10.7 million from US$59.9 million to US$70.6 million. The increase was primarily due to higher costs associated with the ASIC proceedings and additional legal provisions, partially offset by reduced general corporate cost spending as management continues to focus on cost reductions.
Net Interest (Expense) Income
Net interest moved from income of US$1.1 million to an expense of US$3.0 million. The movement was primarily due to higher interest expense due to higher average debt and reduced interest income earned by the AICF due to lower average investment and cash balances held.
Other Expense
As disclosed in Note 1 of the consolidated financial statements on page 92 of this annual report, the company is required to consolidate the AICF and to present the AICF’s results in compliance with Dutch GAAP. The AICF invested a portion of the initial funding contribution from James Hardie in February 2007, by acquiring units in managed funds. During the year ended 31 March 2009, the units decreased in value by A$13.1 million (US$10.4 million). None of the units have been sold, and thus from a commercial perspective the impairment in value remains unrealised. However, in accordance with Dutch GAAP at 31 March 2009 this decrease in the investment value was recorded as a charge to the consolidated profit and loss account in the line item Other Expense.
Income Tax Expense
Income tax expense decreased from US$36.1 million to US$19.5 million. Income tax expense includes a tax benefit related to asbestos adjustments of US$48.7 million and unfavourable other tax adjustments of US$7.2 million.

Operating Profit (Loss)
Operating profit (loss) improved from an operating loss of US$71.6 million to operating profit of US$136.3 million. Operating profit included favourable asbestos adjustments of US$17.4 million; loss on AICF investments of US$14.8 million; a tax benefit related to asbestos adjustments of US$48.7 million; ASIC expenses of US$14.0 million (US$10.4 million, after tax); and unfavourable other tax adjustments of US$7.2 million.
Operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments decreased 44% to US$96.9 million as shown in the table below:

(Millions of US dollars)	FY09	FY08	% Change

Net operating profit (loss)	$136.3	$(71.6)	—

Excluding:
Asbestos:
Asbestos adjustments	(17.4)	240.1	—
AICF SG&A expenses	0.7	4.0	(83)
AICF interest income	(6.4)	(9.4)	32
Impairment of AICF investments	14.8	—	—
Tax benefit related to asbestos adjustments	(48.7)	(45.8)	(6)

ASIC expenses (net of tax)	10.4	4.1	—

Asset impairments:
Impairment charges (net of tax)	—	44.6	—
Impairment related costs (net of tax)		2.0	—

Tax adjustments	7.2	5.8	—

Net operating profit excluding asbestos,ASIC expenses, asset impairments and tax adjustments	$96.9	$173.8	(44)
Liquidity and Capital Resources
The company’s treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by its treasury department and is centralised in The Netherlands. This policy is reviewed annually and is designed to ensure that the company has sufficient liquidity to support its business activities and meet future business requirements in the countries in which it operates. Counterparty limits are managed by the treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts and signed off annually by the CFO.
James Hardie has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on the company’s short-term or long-term liquidity. The company anticipates that it will have sufficient funds to meet its planned working capital and other cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, unutilised committed facilities, anticipated future net operating cash flows and proposed new facilities.
Excluding restricted cash, the company had cash and cash equivalents of US$42.4 million as of 31 March 2009. At that date, the company also had credit facilities totaling US$498.3 million, of which US$324.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 March 2009
(Millions of US dollars)	Effective		Principal
Description	Interest Rate	Total Facility	Drawn
US$ 364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	1.43%	$68.3	$43.3

US$ 364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.85%	50.0	50.0

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	1.37%	245.0	205.7

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.78%	45.0	25.0

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$498.3	$324.0

At 31 March 2009 the company had net debt of US$281.6 million, compared with net debt of US$229.1 million at 31 March 2008.
The company’s credit facilities currently consist of 364-day facilities in the amount of US$68.3 million and US$50.0 million, which as of 31 March 2009, mature in June 2009 and November 2009, respectively. The company is aware that US$51.6 million of the US$68.3 million facilities, maturing in June 2009, will not be extended. The remaining US$16.7 million of the credit facilities have been extended to June 2010.
James Hardie also has term facilities in the amount of US$245.0 million, US$45.0 million and US$90.0 million, which mature in June 2010, February 2011 and February 2013, respectively.
The weighted average remaining term of the total credit facilities, US$498.3 million, at 31 March 2009 was 1.6 years. For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ LIBOR plus the margins of individual lenders and is payable at the end of each draw-down period. The company paid US$0.9 million in commitment fees. As of 31 March 2009, US$324.0 million was drawn under the combined facilities and US$174.3 million was available.
In March 2006, RCI received an amended assessment from the ATO of A$412.0 million. The assessment was subsequently amended to A$368.0 million (US$252.9 million). During fiscal year 2007, the company agreed with the ATO that in accordance with the ATO Receivables Policy, James Hardie would pay 50% of the total amended assessment being A$184.0 million (US$148.4 million converted at the 31 March 2007 spot rate) and provide a guarantee from JHI NV in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. James Hardie also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 31 March 2009, the company has paid A$108.7 million (US$74.7 million) of GIC to the ATO. This amount includes GIC of A$76.7 million (US$52.7 million) paid as part of the payment of A$184.0 million (US$148.4 million converted at the 31 March 2007 spot rate) towards the amended assessment in fiscal year 2007. On 15 April 2009, the company paid an additional amount of A$2.7 million (US$1.9 million) in GIC related to the quarter ended 31 March 2009.
RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO’s position in this matter. The company believes that RCI’s view on its tax position will ultimately prevail in this matter. As a result, the company has treated all payments in respect of the amended assessment and the accrued interest receivable on such payments as of 31 March 2009 as a deposit.

It is the company’s intention to treat any payments to be made at a later date and accrued interest receivable as a deposit. The company expects that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of 31 March 2009, the company has not recorded any liability for the amended assessment as it believes the requirements for recording a liability have not been met.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, continue to suspend dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements.
At 31 March 2009, the company’s management believed that it was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the AFFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd (which we refer to as the Performing Subsidiary), and the company under the AFFA.
Cash Flow
Net operating cash moved from a cash inflow of US$319.3 million to a cash outflow of US$45.2 million, primarily due to the ATO settlement payment of US$101.6 million, the quarterly installment payments to the AICF totaling US$110.0 million and the reduced contribution from the USA and Europe Fibre Cement business.
Net cash used in investing activities decreased from US$38.5 million to US$26.1 million as capital expenditures were reduced.
Net financing cash moved from a cash outflow of US$254.4 million in fiscal year 2008 to a cash inflow of US$25.0 million in fiscal year 2009 primarily due to treasury stock purchases of US$208.0 million in the prior year, which was nil in fiscal year 2009, and a decrease in dividends paid from US$126.2 million to US$34.6 million.
Capital Requirements and Resources
James Hardie’s capital requirements consist of expansion, renovation and maintenance of its production facilities and construction of new facilities. The company’s working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.
During the fiscal year ended 31 March 2009, the company met its capital expenditure requirements through a combination of internal cash and funds from credit facilities. The company expects to use cash primarily generated from operations to fund capital expenditures and working capital. During fiscal year 2010, the company expects to spend approximately US$30 million to US$50 million on capital expenditures, including facility upgrades and capital to implement new fibre cement technologies. The company plans to fund any cash flow shortfalls that it may experience due to payments related to the AFFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of US$42.4 million at 31 March 2009, and cash that it anticipates will be available under credit facilities.

Under the terms of the AFFA, the company is required to fund the AICF on an annual basis, depending on the company’s net operating cash flow. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to the AICF in February 2007 and annual payments will be made each July. The amounts of these annual payments are dependent on several factors, including free cash flow (defined as cash from operations in accordance with US GAAP in force at the date of the Original Final Funding Agreement as announced on December 1, 2005 (Original FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. No contribution was required to be made under the AFFA in fiscal year 2008. Further contributions in fiscal year 2009 were made on a quarterly basis in July and October 2008 and in January and March 2009, totaling A$118.0 million (inclusive of interest). Under the terms of the AFFA, James Hardie is not required to make a contribution to the AICF in fiscal year 2010. Future funding for the AICF continues to be linked under the terms of the AFFA to the company’s long-term financial success, especially the company’s ability to generate net operating cash flow.
The company anticipates that its cash flows from operations, net of estimated payments under the AFFA, will be sufficient to fund its planned capital expenditure and working capital requirements in the short-term. If the company does not generate sufficient cash from operations to fund its planned capital expenditures and working capital requirements, it believes the cash and cash equivalents of US$42.4 million at 31 March 2009, and the cash that it anticipates will be available to the company under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.
The company expects to rely primarily on increased market penetration of its products and increased profitability from a more favourable product mix to generate cash to fund its long-term growth. Historically, the company’s products have been well-accepted by the market and its product mix has changed towards higher-priced, differentiated products that generate higher margins.
The company has historically reinvested a portion of the cash generated from its operations to fund additional capital expenditures, including research and development activities, which it believes has facilitated greater market penetration and increased profitability. The company’s ability to meet its long-term liquidity needs, including its long-term growth plan, is dependent on the continuation of this trend and other factors discussed here.
In May 2007, the company announced a dividend policy of a payout ratio of between 50% to 75% of net income before asbestos adjustments, subject to funding requirements. In November 2008, the company announced that the Board decided to omit the interim dividend for the current fiscal year and that James Hardie would continue to review its dividend policy, but that it was likely dividends would be suspended until conditions improved significantly. Having undertaken a further review of the dividend policy, the Board decided to omit the year-end dividend to conserve capital. Until market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, James Hardie anticipates that dividends will continue to be suspended in order to conserve capital.
The company believes its business is affected by general economic conditions, such as level of employment, consumer confidence, consumer income, the availability of financing and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing prices. Over the past several years, the ongoing sub-prime mortgage fallout, rising unemployment, increased foreclosures, high current inventory of unsold homes, tighter credit and volatile equity markets have materially adversely impacted the company’s business. The company expects that business derived from current US forecasts of new housing starts and renovation and remodel expenditures will result in its operations generating cash flow sufficient to fund the majority of the company’s planned capital expenditures. It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which the company manufactures and sells its products would negatively impact the company’s growth and its current levels of revenue and profitability and therefore decrease the company’s liquidity and ability to generate sufficient cash from operations to meet its capital requirements.
Pulp and cement are primary ingredients in James Hardie’s fibre cement formulation, which have been subject to price volatility, affecting the company’s working capital requirements. Pulp prices are discounted from a global index, Northern Bleached Softwood Kraft, or NBSK, which based on information the company receives from RISI and other sources, it predicts to remain low but increase moderately in the later part of fiscal year 2010. To minimise additional working capital requirements caused by rising pulp prices, the company has entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchases pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

The company expects its average price for cement to remain relatively flat compared to fiscal year 2009. The company continues to look for opportunities to negotiate lower prices with its cement suppliers in some markets and continues to evaluate opportunities to increase its supplier base.
Freight costs increased in fiscal year 2009 due to high fuel rates and shifts in product mix. Based on data from the Energy Information Administration, the company expects freight costs in fiscal year 2010 to decrease based on lower fuel costs and a more efficient supply chain.
The collective impact of the foregoing factors, and other factors, including those identified in the Forward-Looking Statements, may materially adversely affect the company’s ability to generate sufficient cash flows from operations to meet its short and longer-term capital requirements. The company believes that it will be able to fund any cash shortfalls for at least the next 12 months with cash that it anticipates will be available under the company’s credit facilities and that it will be able to maintain sufficient cash available under those facilities. Additionally, the company may decide that it is necessary to continue to suspend dividend payments, scale back or postpone its expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.
Capital Expenditures
James Hardie’s total capital expenditures for continuing operations was US$26.1 million. The capital expenditures were primarily used to create new fibre cement technologies.
Significant capital expenditures in fiscal year 2009 included expenditures related to a new finishing capability on an existing product line.
Contractual Obligations
The following table summarises the company’s contractual obligations at 31 March 2009:

	Payments Due
		During Fiscal Year Ending 31 March
(Millions of US$)	Total	2010		2011 to 2012		2013 to 2014		Thereafter
Asbestos Liability (1)	$1,284.5	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	230.7		—		230.7		—		—
Operating Leases	96.8		14.0		23.2		20.7		38.9
Purchase Obligations (2)	0.6		0.6		—		—		—

Total	$1,612.6		$14.6		$253.9		$20.7		$38.9

(1)	The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a break down of payments due each year as such amounts are not reasonably estimable. See note 4.8 to the consolidated financial statements on page 103 of this annual report.

(2)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.
See Notes 4.9 and 4.16 to the consolidated financial statements starting on pages 108 and 110 of this annual report for further information regarding long-term debt and operating leases, respectively.
The table above excludes US$12.3 million of uncertain tax positions as we are unable to reasonably estimate the ultimate amount or timing of settlement. See note 5.7 to the consolidated financial statements on page 120 of this annual report.
Off-Balance Sheet Arrangements
As of 31 March 2009 and 2008, the company did not have any material off-balance sheet arrangements.

Inflation
The company does not believe that inflation has had a significant impact on the results of operations for the fiscal year ended 31 March 2009.
Seasonality and Quarterly Variability
James Hardie’s earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.
Outlook
In its January 2009 issue of The National Outlook, the NAHB baseline housing forecast shows large declines for new-home sales and housing starts for 2009 as a whole, with production coming in at the lowest level of the entire post-World War II period. However, the NAHB expects housing activity to stabilise around the middle of the calendar year, at least in the single-family sector, followed by a relatively slow recovery process later this year and in 2010 as a remaining supply overhang and serious constraints on credit for housing production drag out the long climb back to demographically-based trend levels of housing starts.
The outlook for the US residential repair and remodel market is also unclear, but is expected to weaken affected by a fall in housing values and subsequent reduction in owners’ equity. The repair and remodel sector is now estimated to represent more than 50% of James Hardie’s US business.
Housing starts in Australia are expected to continue to fall in 2009-2010. Activity in medium density dwellings and renovations may provide some growth and may partially offset the overall housing market decline.
Residential housing consents in New Zealand are at a 25-year low and the commercial market, while more buoyant, is showing signs of weakening, although the company is achieving good penetration with differentiated products. Housing affordability is expected to remain under pressure with increased building costs. Fiscal year 2010 is expected to see sales demand continue below last year’s levels, although this may be partially offset by the release of new products.
The Philippines economy is expected to slow and the currency to weaken in the face of global economic conditions. Strong competition is expected to continue in the domestic marketplace and competitive pricing practices will continue to challenge the company’s existing export markets.
Changes in the asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters may have a material impact on the consolidated financial statements.
Critical Accounting Policies
The accounting policies affecting James Hardie’s financial condition and results of operations are more fully described in Notes 2 and 3 to the consolidated financial statements, starting on page 94 and 99 of this annual report. Certain of the company’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Accounting for Contingencies
James Hardie accounts for loss contingencies by accruing amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, the company reassesses its situation and makes appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters, ASIC proceedings, and Chile litigation, see Notes 4.8 and 4.16 to the consolidated financial statements starting on pages 103 and 110 of this annual report.
Accounting for the AFFA
Prior to 31 March 2007, the company’s consolidated financial statements included an asbestos provision relating to its anticipated future payments to the AICF based on the terms of the Original FFA).
In February 2007, the AFFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group, including ABN 60 Pty Limited (which we refer to as ABN 60), Amaca Pty Ltd (which we refer to as Amaca) and Amaba Pty Ltd (which we refer to as Amaba) (collectively, the Former James Hardie Companies) are found liable.
The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on the their assumptions, the KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability also includes an allowance for the future operating costs of the AICF.
In estimating the potential financial exposure, KPMG Actuaries has made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through to 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the Former James Hardie Companies will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and profit and loss account.
An updated actuarial assessment will be performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated profit and loss account for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on the business, results of operations and financial condition.
For additional information regarding the asbestos liability, see Note 4.8 to the consolidated financial statements on page 103 of this annual report.
Accounts Receivable
James Hardie evaluates the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within the company’s expectations, it cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Because the company’s accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease the company’s net sales. For additional information regarding the customer concentration,

Inventory
Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If the company’s estimate for the future demand for inventory is greater than actual demand and the company fails to reduce manufacturing output accordingly, it could be required to record additional inventory reserves, which would have a negative impact on its gross profit.
Accrued Warranty Reserve
James Hardie offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. Because the company’s fibre cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with the company’s expectations over an extended period of time. A typical warranty program requires that the company replace defective products within a specified time period from the date of sale. The company records an estimate for future warranty-related costs based on an analysis by the company, which includes the historical relationship of warranty costs to installed product. Based on this analysis and other factors, it adjusts the amount of its warranty provisions as necessary. Although the company’s warranty costs have historically been within calculated estimates, if its experience is significantly different from the estimates, it could result in the need for additional reserves.
Accounting for Income Tax
James Hardie accounts for income taxes by computing its deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. The company must assess whether, and to what extent, it can recover its deferred tax assets. If full or partial recovery is unlikely, the company must increase its income tax expense by recording a valuation allowance against the portion of deferred tax assets that it cannot recover. The company believes that it will recover all of the deferred tax assets recorded (net of valuation allowance) on its consolidated balance sheet at 31 March 2009. However, if facts later indicate that it will be unable to recover all or a portion of its net deferred tax assets, the company’s income tax expense would increase in the period in which it determined that recovery is unlikely.
Due to the company’s size and the nature of its business, it is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the company asserts on its income tax returns. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognised in the consolidated financial statements. Each quarter the company evaluates the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold. The company is required to make subjective judgments and assumptions regarding its income tax exposures and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, the company’s income tax expense in a given financial statement period could be materially affected. For additional information, see Note 5.7 to the consolidated financial statements on page 120 of this annual report.

Abbreviations
ADR — American Depositary Receipt	GIC — General Interest Charge
AICF — Asbestos Injuries Compensation Fund	IRS — US Internal Revenue Service
AIM — Annual Information Meeting	JHAF — James Hardie Australia Finance Pty Limited
AGM — Annual General Meeting	KPMG Actuaries — KPMG Actuaries Pty Limited
AFFA — Amended and Restated Final Funding Agreement	LIBOR — London Interbank Offered Rate
ASIC — Australian Securities and Investments Commission	NAHB — National Association of Home Builders
ASX — Australian Securities Exchange	NBSK — Northern Bleached Softwood Kraft
ATO — Australian Taxation Office	NSW — New South Wales
CEO — Chief Executive Officer	NYSE — New York Stock Exchange
CUFS — CHESS Units of Foreign Securities	RCI — RCI Pty Limited
CFO — Chief Financial Officer	SEC — US Securities and Exchange Commission
SG&A — Selling, General and Administrative

Risks
Our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd (which we refer to as the Performing Subsidiary), is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group are found liable.
On November 21, 2006, JHI NV, the AICF, the Government of the State of New South Wales, Australia (which we refer to as the NSW Government) and the Performing Subsidiary entered into an amended and restated Final Funding Agreement (which we refer to as the Amended FFA) to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group, including ABN 60 Pty Limited (which we refer to as ABN 60), Amaca Pty Ltd (which we refer to as Amaca) and Amaba Pty Ltd (which we refer to as Amaba) (collectively, the Former James Hardie Companies) are found liable.
We have recorded an asbestos liability of $1.3 billion in our consolidated financial statements as of March 31, 2009, relating to our anticipated future payments to the AICF pursuant to the Amended FFA. The initial funding contribution of A$184.3 million ($145.0 million at the time of payment) was made to the AICF in February 2007. No contribution was required to be made under the Amended FFA in fiscal year 2008. Further contributions were made on a quarterly basis in July and October 2008 and in January and March 2009, totaling A$118.0 million (inclusive of interest). Under the terms of the Amended FFA, we are not required to make a contribution to the AICF in fiscal year 2010. Future funding for the AICF continues to be linked under the terms of the Amended FFA to our long-term financial success, especially our ability to generate net operating cash flow.
As a result of our obligation to make payments under the Amended FFA, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt, payments of dividends or other distributions have been, and will be, reduced by the funding paid to the AICF, and consequently, our financial position, liquidity, results of operations and cash flows have been, and will be, reduced or materially adversely affected. Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets.
Potential escalation in proven claims made against, and associated costs of, the AICF could increase our annual funding payments required to be made under the Amended FFA, which may cause us to have to increase our asbestos liability in the future.
The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated), future annual funding payments to be made to the AICF on an undiscounted and uninflated basis. Future annual payments to the AICF are based on updated actuarial assessments that are to be performed as of March 31 of each year to determine expected asbestos-related personal injury and death claims to be funded under the Amended FFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions.
For instance, it is possible that the categories of payable claims could be extended to include claims that are not presently compensable or legally recognized. Further, estimating the future extent and pattern of asbestos-related diseases that will arise from past exposure to asbestos and the proportion of those claims that will be successful is inherently difficult and therefore could materially differ from actual results. In addition, particularly during times of credit market downturns, the investments of the AICF could decline in value, as we experienced in fiscal year 2009.
If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by our actuary (currently KPMG Actuaries Pty Ltd (which we refer to as KPMG Actuaries)) or if the AICF investments decline in value, it is possible that pursuant to the terms of the Amended FFA, we will be required to pay higher annual funding payments to the AICF than currently anticipated and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our consolidated statements of operations at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Even though the Amended FFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the Amended FFA) because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.
Up to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1937, ABN 60, which is also now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. The AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and the legislation introduced in New South Wales in connection with the Amended FFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to the AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.
Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation (which we refer to as the ACC). Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy while it carried on business. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.
Apart from the funding obligations arising out of the Amended FFA, it is possible that we could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that have been or may be filed against the Former James Hardie Companies. Although the ability of any claimants to initiate or pursue such suits is restricted by the legislation enacted by the NSW Government under the terms of the Amended FFA, we cannot predict with any certainty the outcome of any future claims or allegations that may be made, how the laws of various jurisdictions may be applied to the facts or how the laws may change in the future. If a court of competent jurisdiction relying on applicable law at the time were to find JHI NV or another James Hardie Group subsidiary liable for damages connected with existing or former subsidiaries for their past manufacture of asbestos-containing products, we may incur material liabilities in connection with any damages that may be awarded in the legal proceedings, in addition to the costs associated with defending against such claims. Any such additional liabilities could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Because our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Amended FFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar.
Approximately 16% and 14% of our net sales in fiscal years 2009 and 2008, respectively, were derived from sales in Australia. Payments pursuant to the Amended FFA are required to be made to the AICF in Australian dollars. In addition, annual payments to the AICF are calculated based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed our Australian dollar cash flows, and we do not hedge this foreign exchange exposure, we will need to convert U.S. dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the Amended FFA. As a result, any unfavorable fluctuations in the U.S. dollar (the majority of our revenues is derived from sales in U.S. dollars) and other currencies from which we derive our sales compared to the Australian dollar will require us to convert more U.S. dollars and other currencies from which we derive our sales to pay the same amount of Australian dollar denominated annual payments to the AICF.

In addition, because our results of operations are reported in U.S. dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, unfavorable fluctuations in the U.S. dollar compared to the Australian dollar may materially affect our reported results of operations since we will be required to expense any such fluctuations in the reported period in order to increase the reported value of the asbestos liability on our balance sheet.
Due to the size of the asbestos liability recorded on our balance sheet, fluctuations in the exchange rate will cause unpredictable volatility in our reported results for the foreseeable future. For example, during fiscal years 2009 and 2008, we recorded a favorable impact of $179.7 million and an unfavorable impact of $87.2 million, respectively, due to fluctuations in the U.S. dollar compared to the Australian dollar. Any unfavorable fluctuation in U.S. dollar and the other currencies from which we derive our sales compared to the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
The Amended FFA imposes certain non-monetary obligations.
Under the Amended FFA, we are also subject to certain non-monetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions or pay dividends. For example, the Amended FFA contains certain restrictions that generally prohibit us from undertaking transactions that would materially adversely affect the relative priority of the AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the Amended FFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganizations of, or dealings in, share capital which create or vest rights in such capital in third parties, or non-arm’s length transactions. While the Amended FFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favorable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.
The Amended FFA does not eliminate the risk of adverse action being taken against us.
There is a possibility that, despite certain covenants agreed to by the NSW Government in the Amended FFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia (which we refer to as the Australian Commonwealth Government), governments of the states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups with respect to the asbestos liabilities of Amaba, Amaca and ABN 60. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.
The complexity and long-term nature of the Amended FFA and related legislation and agreements may result in litigation as to their interpretation or one or more of the parties to the agreements may seek to renegotiate their terms.
Certain legislation, the Amended FFA and related agreements, which govern the implementation and performance of the Amended FFA are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the Amended FFA, some or all parties may become involved in disputes as to the interpretation of such legislation, the Amended FFA or related agreements. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may materially adversely affect the Company.
Due to the long-term nature of the Amended FFA, unforeseen events may result in one or more of the parties to the Amended FFA (including the Company) wishing to renegotiate the terms and conditions of the Amended FFA or any of the related agreements. Any amendments to the Amended FFA or related agreements in the future would require the consent of the Company, the Performing Subsidiary, the NSW Government and the AICF, and therefore may not be achieved.

We may have insufficient Australian taxable income to utilize tax deductions.
We may not have sufficient Australian taxable income in future years to utilize the tax deductions resulting from the funding payments under the Amended FFA to the AICF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilize such tax losses in future years of income. Any inability to utilize such deductions or losses could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Risk that certain Amended FFA tax conditions may not be satisfied.
Despite the Australian Taxation Office (which we refer to as the ATO) rulings for the expected life of the Amended FFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the Amended FFA. We may elect to terminate the Amended FFA if certain tax conditions are not satisfied for more than 12 months. However, we do not have a right to terminate the Amended FFA if, among other things, the tax conditions are not satisfied as a result of the actions of a member of the James Hardie Group.
Under certain circumstances, we may still have an obligation to make annual funding payments on an adjusted basis if the tax conditions remain unsatisfied for more than 12 months. If the tax conditions are not satisfied in a manner which does not permit us to terminate the Amended FFA, our financial position, liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which is not satisfied.
Regulatory action and continued scrutiny may have an adverse effect on our business.
On April 23, 2009, Justice Gzell delivered judgment in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of New South Wales against the Company, a former related entity James Hardie Industries Limited (which we refer to as JHIL), now ABN 60 and ten former officers and directors of the James Hardie Group. The Company is considering its position regarding an appeal.
There remains uncertainty surrounding the likely outcome of the ASIC proceedings and any potential appeals. There is a possibility that we could become responsible for other amounts in addition to defense costs, such as a proportion of ASIC’s costs (see below). However, at this stage, we believe that, although such amounts are reasonably possible, the amount or range of amounts is not estimable and accordingly, as of March 31, 2009, we have not recorded any related reserves.
We may be liable for defense costs and liabilities incurred in the ASIC proceedings by current or former directors, officers or employees of the James Hardie Group to the extent that those costs and liabilities are covered by indemnity arrangements granted by the James Hardie Group to those persons.
We have entered into deeds of indemnity with certain of our directors and officers, as is common practice for publicly listed companies. Our Articles of Association also contain an indemnity for directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, the examination of these persons by ASIC delegates and in respect of their defense costs of the ASIC proceedings. It is our policy to expense legal costs as incurred. In fiscal years 2009 and 2008, we had incurred $14.0 million and $5.5 million, respectively, of net expenses related to ASIC defense costs. Our net costs in relation to the ASIC proceedings from February 2007 to March 31, 2009 totaled $19.7 million.
As a result of the ASIC proceedings, we have and may continue to incur further costs under these indemnities which may be material. In this respect, we have obligations, or have agreed, to advance funds in respect of defense costs and such advances have been and may continue to be made. In addition, there is a possibility that we could become responsible for other amounts in addition to defense costs, such as a proportion of ASIC’s costs. These costs could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Currently, a portion of the defense costs of the former directors are being advanced by third parties, with the Company paying the balance. Based on the information currently available, we expect this arrangement to continue.

Negative publicity may continue to adversely affect our business.
As a result of the events that were considered by the Special Commission of Inquiry (which we refer to as the SCI) in 2004 and the ASIC proceedings, we have been the subject of negative publicity, both in Australia and elsewhere in the world which we believe has contributed to declines in the price of our publicly traded securities in recent years. Any uncertainty created by future negative publicity or by the events underlying such negative publicity could have a material adverse effect on our results of operations, staff morale and the market price of our publicly traded securities and create difficulties in attracting or retaining high caliber staff.
Our effective income tax rate could increase and materially adversely affect our business.
We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate, including changes in or interpretations of tax laws in any given jurisdiction, our ability to use net operating losses and tax credit carry forwards and other tax attributes, changes in geographical allocation of income and expense, and our judgment about the realizability of deferred tax assets. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Tax benefits are available under the U.S.-Netherlands Income Tax Treaty to U.S. and Dutch taxpayers that qualify for those benefits. In spite of a favorable settlement with the Appeals Division of the Internal Revenue Service (which we refer to as the IRS) for calendar years 2006 and 2007 (as discussed below), our eligibility for continuing benefits under the U.S.-NL Tax Treaty is still undetermined for 2008 and subsequent years.
On December 28, 2004, the United States and The Netherlands amended the U.S.-Netherlands Income Tax Treaty (prior to amendment, the “Original U.S.-NL Treaty”; post amendment, the “New U.S.-NL Treaty”). We believe that, based on the transitional rules set forth in the New U.S.-NL Treaty, the Original U.S.-NL Treaty applied to us and to our Dutch and U.S. subsidiaries until January 31, 2006. We believe that, under the LOB provision of the Original U.S.-NL Treaty, a 5% U.S. withholding tax applied to dividends, and no U.S. withholding tax applied to interest or royalties that our U.S. subsidiaries paid to JHI NV or our Dutch finance subsidiary. The LOB provision of the Original U.S.-NL Treaty had various conditions of eligibility for reduced U.S. withholding tax rates and other treaty benefits, all of which we satisfied. If, however, we do not qualify for benefits under the New U.S.-NL Treaty, those dividend, interest and royalty payments would be subject to a 30% U.S. withholding tax.
Companies eligible for benefits under the New U.S.-NL Treaty qualify for a zero percent U.S. withholding tax rate not only on interest and royalties but also, in certain circumstances, on dividends. However, the LOB provision of the New U.S.-NL Treaty has a number of new, more restrictive eligibility requirements for eliminating or reducing U.S. withholding taxes and for other treaty benefits. We changed our organizational and operational structure as of January 1, 2006 to satisfy the requirements of the LOB provision of the New U.S.-NL Treaty and believe we are eligible for the benefits of the New U.S.-NL Treaty commencing February 1, 2006.
On June 23, 2008, the IRS issued the Company with a Notice of Proposed Adjustment (which we refer to as NOPA) that concluded that we did not qualify for the LOB provision of the New U.S.-NL Treaty applying from early 2006. However, on April 15, 2009, we announced that the Appeals Division of the IRS had entered into a settlement agreement with our subsidiaries in which the IRS agreed to concede the government’s position in full with regard to its assertion that we did not qualify for benefits under the New U.S.-NL Treaty for calendar years 2006 and 2007. The IRS has concluded that, for those years, we are entitled to reduced withholding tax rates under the LOB provision of the New U.S.-NL Treaty for certain payments from our U. S. subsidiaries to its Netherlands companies.
In spite of this favorable settlement with the Appeals Division of the IRS for calendar years 2006 and 2007, our eligibility for continuing benefits under the U.S.-NL Tax Treaty is still undetermined for 2008 and subsequent years because such eligibility is determined on an annual basis and we could be audited by the IRS for this same issue in the future. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for continuing benefits under the U.S.- NL Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2008 and subsequent periods, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

We believe that it is more likely than not that we are in compliance and should continue qualifying for treaty benefits. Therefore, we believe that the requirements under Financial Accounting Standards Board (which we refer to as FASB) Interpretation No. 48 (which we refer to as FIN 48) for recording a liability have not been met and therefore we have not recorded any liability at March 31, 2009 for the treaty benefits.
Under Dutch tax law, we derive tax benefits from the group finance operations of our Netherlands-based finance subsidiary, and changes in the laws applicable to the finance subsidiary could increase our effective tax rate and, as a result, could materially adversely affect our business.
We have concentrated our finance and treasury activities in our Dutch finance subsidiary located in The Netherlands. In addition to providing financing to our various subsidiaries, the finance subsidiary owns and develops intellectual property that it licenses to our operating subsidiaries. Under the Dutch International Group Finance Company rules, we have obtained a ruling from the Dutch Revenue authority that allows the finance subsidiary to set aside, in a Financial Risk Reserve (which we refer to as FRR), a portion of its taxable profits from its financing activity and from licensing its intellectual property. The amounts set aside in the FRR are free of current Dutch income tax. Consequently, the finance subsidiary will generally incur an effective tax rate of approximately 13% to 15% on its qualifying financing and licensing income and is taxable at the 25.5% statutory rate on all other income received (25.5% is the Dutch statutory rate for calendar year 2007 and subsequent years). Such other income includes any amounts involuntarily released from the FRR to cover any risks (such as currency losses, bad debt losses and foreign branch losses) for which the FRR was established. The effective tax rate on qualifying income may be reduced to as low as approximately 5% to 7% depending on the extent to which amounts from the FRR pay for qualifying capital contributions that are used to finance capital and other certain qualifying expenditures and result in a tax exempt release from the FRR. However, the effective tax rate may also be higher than 13% to 15% if (1) the risks for which the FRR was formed materialize or (2) if there are insufficient opportunities to obtain tax exempt releases from the FRR. The Dutch revenue ruling became effective on July 1, 2001 and, when issued, was to apply for 10 years so long as we satisfy the requirements of the Dutch International Group Finance Company provisions under Dutch tax law. As discussed below, the Dutch revenue ruling is set to expire on December 31, 2010.
The European Commission (which we refer to as the Commission), the executive arm of the European Union (which we refer to as the EU), reviewed the tax regimes of its member countries to identify tax concessions that the Commission considered to be a form of “prohibited state aid” and, therefore, contrary to the provisions of the European Community Treaty. In February 2003, the Commission concluded that the existence of special tax concessions in certain countries, including the Dutch International Group Finance Company regime, cannot be reconciled with EU rules regarding state aid. Accordingly, the Commission banned certain concessionary tax regimes, including the Dutch International Group Finance Company regime, but allowed companies then operating under that regime, including our Dutch finance subsidiary, to continue to operate under the regime until December 31, 2010.
Our wholly-owned subsidiary, RCI Pty Ltd (which we refer to as RCI), has been required to post a substantial cash deposit and may incur substantial expenses in order to pursue an appeal of an assessment by the ATO. In addition, if the assessment is ultimately upheld this also would materially and adversely affect our business.
In March 2006, RCI received an amended assessment from the ATO based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. During fiscal year 2007, we agreed with the ATO that in accordance with the ATO Receivables Policy, we would pay 50% of the total amended assessment being A$184.0 million ($148.4 million — converted at the March 31, 2007 spot rate) and provide a guarantee from JHI NV in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. We also agreed to pay general interest charges (which we refer to as GIC) accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.
We believe that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, we believe that the requirements under FIN 48 for recording a liability have not been met and therefore we have not recorded any liability at March 31, 2009 for the amended assessment.
We have accounted for all payments made to the ATO and related accrued interest receivable as a deposit. In addition, it is our intention to treat any payments to be made at a later date as a deposit. As of March 31, 2009, this deposit totaled A$252.5 million ($173.5 million).

Even if RCI is successful in appealing the amended assessment and the amount paid to the ATO is ultimately refunded to RCI, the requirement to initially pay 50% of the amended assessment and make ongoing payments of accruing general interest charges pending the outcome of the appeal could materially and adversely affect our financial position and liquidity, as the cash required to make these payments is not available during the appeals process for ordinary corporate purposes. If RCI is unsuccessful in appealing the amended assessment, RCI will be required to pay the remaining 50% of the unpaid amended assessment, reverse the “Deposit with Australian Taxation Office” amount and recognize an expense amount for the total amended assessment and general interest charge payments. In which case, our financial position, liquidity, results of operations and cash flows will be materially and adversely affected.
Exposure to additional income tax liabilities due to audits could materially adversely affect our business.
Due to our size and the nature of our business, we are subject to ongoing reviews by authorities in taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax and withholding tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. The amounts ultimately paid on resolution of reviews by taxing jurisdictions could be materially different from the amounts included in taxes payable or other non-current liabilities and result in additional tax expense which could materially adversely affect our financial position, liquidity, results of operations and cash flows.
If we are classified as a “controlled foreign corporation” or a “passive foreign investment company,” our shareholders could be subject to increased tax liability as a consequence of their investment in our securities.
Our shareholders that are United States persons could incur adverse U.S. federal income tax consequences if, for federal income tax purposes, we are classified as a “controlled foreign corporation” (which we refer to as a CFC) or a “passive foreign investment company” (which we refer to as a PFIC). In addition, shareholders could be adversely affected by changes in the current tax laws, regulations and interpretations thereof in the United States and The Netherlands, including changes that could have retroactive effect.
Our Articles of Association and Dutch law contain provisions that could delay or prevent a change of control that may otherwise be beneficial to you.
Our Articles of Association contain several provisions that could have the effect of delaying or preventing a change of control of our ownership. Our Articles of Association generally prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADSs) in such shares, the number of shares in which a person holds relevant interests increases from 20% or below to over 20% or from a starting point that is above 20% and below 90%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptance under a takeover bid as described in our Articles of Association. Although these provisions in our Articles of Association may help to ensure that no person acquires voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you.
Because we are incorporated under Dutch law, you may not be able to effectively seek legal recourse against us or our management and you may have difficulty enforcing any U.S. judgments or rulings in a foreign jurisdiction.
We are incorporated under the laws of The Netherlands. In addition, many of our directors and executive officers are residents of jurisdictions outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon such persons, or to enforce outside the United States judgments obtained against such persons in U.S. courts, or to enforce in U.S. courts any judgments obtained against such persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts located in jurisdictions outside the United States, rights predicated upon the U.S. securities laws.

The rights of shareholders and the responsibilities of directors under the laws of The Netherlands may not be as clearly established as under statutes or judicial precedent in existence in certain U.S. jurisdictions, and such rights under the laws of The Netherlands may differ substantially from what those rights would be under the laws of various jurisdictions in the United States. Therefore, our shareholders may have more difficulty in challenging the actions by our directors than they would otherwise as shareholders of a corporation incorporated in the United States.
The issuance of shares of common stock or the grant of options to acquire shares of common stock could dilute the value of your shares and materially adversely affect the price of our common stock.
The authority to issue shares and to grant rights (e.g. options) to subscribe for shares, up to the amount of authorized share capital has been delegated to our Supervisory Board subject to the approval of the Joint Board. Accordingly, our Supervisory Board could decide to issue shares or grant rights to subscribe for shares, such as options, up to the amount of our authorized share capital, without shareholder approval, which could dilute the value of your shares and materially adversely affect the price of our common stock.
In addition, if we issue a large number of our equity securities, the trading price of our equity securities could decrease. We may pursue acquisitions of businesses and may issue equity securities in connection with these acquisitions, although we do not currently have specific acquisitions planned. We may also issue equity securities to satisfy other liabilities of the Company. We cannot predict the effect, if any, that future sales or issuances of our equity securities or the availability of such securities for future sale will have on our securities market price from time to time.
Indemnification claims arising under certain indemnification agreements we have granted to third parties could have a material adverse effect on our business.
From time to time we have entered into indemnification agreements with third parties. If claims are made under these indemnification agreements, our obligations could be significant and could materially adversely affect our financial position, liquidity, results of operations and cash flows.
For instance, we entered into an indemnity agreement in connection with the sale of our former United States gypsum wallboard manufacturing facilities in April 2002, under which we agreed to indemnify the buyer from certain future liabilities, including, for a period of 30 years, liabilities arising from asbestos-related injuries to persons or property arising from our former gypsum business that exceed $5 million in the aggregate, subject to a $250 million in the aggregate limit.
Because we have significant operations outside of the United States and report our earnings in U.S. dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.
Because our reporting currency is the U.S. dollar, our non-U.S. operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 24% and 22% of our net sales in fiscal years 2009 and 2008, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-U.S. operations borrow in local currencies. Although, we may enter into such financial instruments from time to time to manage our foreign exchange risks, we did not have any material forward exchange contracts outstanding as of March 31, 2009. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
See also Risk Factor above captioned “Since our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Amended FFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar.” Any of these factors could materially affect our financial position, liquidity, results of operations and cash flows.

Our business is dependent on the residential and commercial construction markets and we continue to expect a slow down in housing construction in the markets we serve, including the U.S., Australia and New Zealand, over the short-to-medium term.
Demand for our products depends in large part on residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors not within our control, including general economic conditions, the availability of financing, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate.
In fiscal year 2009, our results continued to be significantly affected by the on-going deterioration of our major market, the U.S. housing market, where housing starts in the United States reached a seasonally-adjusted annual rate of 510,000 units in March 2009, down 77% from the January 2006 peak of 2.265 million starts. The National Association of Home Builders (which we refer to as NAHB) expects housing activity in the United States to stabilize around the middle of 2009, at least in the single family sector followed by a relatively slow recovery process later in calendar years 2009 and 2010.
Based on the Housing Industry Association of Australia, housing starts are expected to continue to fall in calendar year 2009 to 2010. In New Zealand, residential housing consents are at a 25-year low and the commercial market, while more buoyant, is showing signs of weakening.
Any slow down in the markets we serve could result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, the level of activity in construction markets also depends on our ability to grow primary demand for fiber cement and convert sales of alternative materials to sales of fiber cement. Historically, in periods of economic decline, both new housing starts and residential remodeling also decline. The level of activity in the commercial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial construction markets are sensitive to cyclical changes in the economy, downturns in the economy or a lack of substantial improvement in the economy of any of our geographic markets could materially adversely affect our financial position, liquidity, results of operations and cash flows. In addition, during periods of economic decline, we may have difficulty retaining our workforce which may, in turn, lead to additional costs such as the costs of deferred bonus programs and the training of new workers. Because of these and other factors, our results of operations may be subject to substantial fluctuations and the results for any prior period may not be indicative of results for any future period.
Substantial and increasing competition in the building products industry could materially adversely affect our business.
Competition in the building products industry is based largely on price, quality, performance and service. Our fiber cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials as well as fiber cement products offered by other manufacturers. Some of our competitors may have greater product diversity and greater financial and other resources than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.
Some of our competitors have lowered prices of their products to compete for sales. In addition, we expect our competitors to continue to expand their manufacturing capacities, to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Increased competition by existing or future competitors could adversely impact fiber cement prices and could require us to increase our investment in product development, productivity improvements and customer service and support to compete in our markets.
Fiber cement product prices in the United States, Australia and New Zealand have fluctuated for a number of years due to the entry into the market of new producers and competition from alternative products, among other reasons, and these prices could continue to fluctuate in the future. Because of the maturity of the Australian and New Zealand markets, prices in those markets could decline and sales volumes may not increase significantly or may decline in the future.
Increased competition into any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business.
The actual or alleged existence of defects in any of our products could subject us to significant product liability claims. Although we do not have replacement insurance coverage for damage to, or defects in, our products, we do have product liability insurance coverage for consequential damages that may arise from the use of our products. Although we believe this coverage is adequate and currently intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. The successful assertion of one or more claims against us that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
If one or more of our fiber cement products fail to perform as expected or contain a design defect, such failure or defect, and any resulting negative publicity, could result in lower sales and may subject us to claims from purchasers or users of our fiber cement products.
Because our fiber cement products have been used only since the early-1980s, we cannot assure you that these products will perform in accordance with our expectations over an extended period of time or that there are no serious design defects in such products. If our fiber cement technology fails to perform as expected or a product is discovered to have design defects, such failure or defects, and any resulting negative publicity, could result in lower sales of our products and may subject us to claims from purchasers or users of defective products, either of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Warranty claims resulting from unforeseen defects in our products and exceeding our warranty reserves could have a material adverse effect on our business.
We have offered, and continue to offer, various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. As of March 31, 2009, we have accrued $24.9 million for such warranties. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may incur significant costs in the future in complying with applicable environmental and health and safety laws and regulations. A failure to comply with or a change in these laws and regulations could subject us to significant liabilities, including, but not limited to, damages and penalties and could have a material adverse effect on our business.
In all the jurisdictions in which we operate, we are subject to environmental, health and safety laws and regulations governing, among other matters, our operations, including the air, soil, and water quality of our plants, and the use, handling, storage, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims arising out of human exposure to hazardous substances or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations. In addition, we will continue to be liable for any environmental claims that arose while we owned or operated any of the three gypsum facilities that we sold in April 2002. Pursuant to the terms of our agreement to sell our gypsum business, subject to certain limitations, we retained responsibility for any losses incurred by the buyer resulting from environmental conditions at the Duwamish River in the State of Washington so long as notice of a claim is given within 10 years of closing. Our indemnification obligations in this regard are subject to a $34.5 million limitation, although non-contractual environmental obligations could exceed this amount. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater.
In addition, many of our products contain crystalline silica, which can be released in a respirable form in connection with manufacturing practices and handling or use. The inhalation of respirable crystalline silica at high and prolonged exposure levels is known or suspected to be associated with silicosis and has been the subject of extensive tort litigation. We may face future costs of engineering and compliance to meet new standards relating to crystalline silica if standards are heightened.

In addition, there is a risk that claims for silica-related health effects could be made against us. We cannot assure you that we will have adequate resources, including adequate insurance coverage, to satisfy any future silica-related health effect claims. In addition, our sales could decrease if silica-related health effect claims are made against us and as a result, potential users of our products may decide not to use our products. Any such claims may have a material adverse effect on our financial position, liquidity, results of operations and cash flows. See also Risk Factor above captioned “If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business.”
The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, hazardous substances, greenhouse gases, or product liability matters, or our failure to comply with air, water, waste, and other than existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Such regulations and laws may increase the cost of energy or other products necessary to our operation, thereby increasing our operating costs. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental liability will not change. If, for example, applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, it could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Because demand for our products in our major markets is seasonal, our quarterly results of operations may vary throughout the year.
In the United States, a large proportion of our fiber cement products are sold in the Southeastern, South Central and Pacific Northwest regions of the country. An increasing proportion of our fiber cement products are sold in the Northeast and Midwest regions of the United States. Demand for building products in all regions is seasonal because construction activity diminishes during the winter season. In Australia, New Zealand and the Philippines, demand for building products is also seasonal because, in Australia and New Zealand, construction activity diminishes during the summer period of December to February, and in the Philippines, construction activity diminishes during the wet season from June to September and the last half of December due to the slowdown in business activity over the holiday period. Because of these and other factors, our quarterly results of operations may vary throughout the year and the results for any quarterly period may not be indicative of results for any future period.
We may experience adverse fluctuations in the supply and cost of raw materials necessary to our business. A significant reduction or cessation of shipments from an important supplier could have a material adverse effect on our business.
Cellulose fiber, silica, cement and water are the principal raw materials used in the production of fiber cement. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. For example, during fiscal year 2008 in the United States, pulp prices rose by 11% due to tight global supply and low inventory levels. Also, as pulp is globally traded in U.S. dollars, changes in the value of the U.S. dollar will result in fluctuations in global pulp prices. Market pulp prices have been declining since the third quarter of fiscal year 2009, driven by the weakened global economy and relative strengthening of the U.S. dollar compared to the Euro, Canadian Dollar and other currencies. The market price for pulp in North America was down by 5% in fiscal year 2009. In fiscal year 2008, strong increases in energy related costs including coal, diesel and electricity also adversely impacted materials which have a high energy cost component, including cement and quarrying products such as silica. The price we paid for cement increased by 3% in fiscal year 2008 and decreased by 5% in fiscal year 2009. Price fluctuations or material delays may occur in the future due to lack of raw materials or suppliers. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials or delays in obtaining materials could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have a material adverse effect on our business. In addition we may incur substantial expenses related to unsuccessful research and development efforts.
For fiscal years 2009, 2008 and 2007, our expenses for research and development were $23.8 million, $27.3 million and $25.9 million, respectively. We believe that investing in research and development is key to sustaining and growing our existing market leadership position in fiber cement. Because profit margins for fiber cement products and building products generally erode the longer a product has been on the market, innovation is particularly important. We rely on our research and development efforts to generate new products and processes to increase demand and to protect profit margins. If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have a material adverse effect on our financial position, liquidity, results of operations and cash flows. In addition, we may incur substantial expenses related to unsuccessful research and development efforts.
Demand for our products is subject to changes in consumer preference.
The continued development of builder and consumer preference for our fiber cement products over competitive products is critical to sustaining and expanding demand for our products. Therefore, the failure to maintain and increase builder and consumer acceptance of our fiber cement products could have a material adverse effect on our growth strategy, as well as our financial position, liquidity, results of operations and cash flows.
In addition, our inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our ability to sell our products into certain markets is influenced by building codes and ordinances in effect in the related localities and states and may limit our ability to compete effectively in certain markets and our ability to increase or maintain our current market share for our products.
Most states and localities in the markets in which we sell our products maintain building codes and ordinances that determine the requisite qualities of materials that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products into certain markets. In addition, ordinances and codes may change over time which may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up-to-date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products, and when appropriate, become involved in the ordinance and code setting process, our efforts may be ineffective, which would have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.
We rely on only a few customers to buy our fiber cement products and the loss of any customer could materially adversely affect our business.
Our top five customers in the United States represented approximately 65% of our total USA and Europe Fiber Cement gross sales in fiscal year 2009. Our top five customers in Australia and our top five customers in New Zealand accounted for approximately 45% and 90%, respectively, of our total gross sales of fiber cement in Australia and New Zealand, respectively, in fiscal year 2009. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of these customers because our competitors were able to offer customers more favorable pricing terms or for any other reasons, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our financial performance could be impacted by a customer’s inability to pay amounts owed.
Our financial performance is dependent on our customers within the building products industry. If we become aware of information related to the credit worthiness of a major customer, or, if future actual default rates on receivables in general differ from those currently anticipated, we may have to adjust the reserves for uncollectible receivables, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Our reliance on third party distribution channels could impact our business.
We offer our products directly and through a variety of third party distributors and dealers. Changes in the financial or business condition of these distributors and dealers could subject the company to losses and affect its ability to bring our products to market and could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows.
Changes in, or failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes or other costs.
Because we own assets, manufacture and sell our products internationally, our activities are subject to political, economic, legal and other uncertainties, including:
•	changing political and economic conditions;

•	changing laws and policies;

•	the general hazards associated with the assertion of sovereign rights over certain areas in which we conduct our business; and

•	laws limiting or conditioning the right and ability of subsidiaries and joint ventures to pay dividends or remit earnings to affiliated companies.
Although we seek to take applicable laws, regulations and conditions into account in structuring our business on a global basis, changes in, or our failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes. Therefore, any change in laws, regulations, policies or conditions of a jurisdiction could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Because our intellectual property and other proprietary information may be or may become publicly available, we are subject to the risk that competitors could copy our products or processes.
Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalize on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant and vendor non-disclosure agreements and contractual provisions and a system of internal and technical safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be challenged or exploited by others in the industry, which could materially adversely affect our financial position, liquidity, results of operations, cash flows and competitive position.
Natural disasters or disruptions in power supply could have an adverse effect on our overall business.
Our plants and other facilities are located in places that could be affected by natural disasters, such as hurricanes, typhoons, cyclones, earthquakes, floods, tornados and other natural disasters. Natural disasters that directly impact our plants or other facilities could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows.

In the manufacture of our products, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any future shortages or discharge curtailments, of a material nature, could significantly disrupt our operations and increase our expenses. We currently do not have backup generators on our sites with the capability of maintaining all of a site’s full operational power needs and we do not have alternate sources of power in the event of a sustained blackout. While our insurance includes coverage for certain “business interruption” losses (i.e., lost profits) and for certain “service interruption” losses, such as an accident at our supplier’s facility, any losses in excess of the insurance policy’s coverage limits or any losses not covered by the terms of the insurance policy could have a material adverse effect on our financial condition. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at the affected facilities. Any future material and sustained interruptions in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
If we experience labor disputes or interruptions, as we have from time to time in the past, our operations may be disrupted and our business may be materially adversely affected.
As of May 31, 2009, approximately 32%, or 160, of our employees in Australia2 and approximately 60%, or 100, of our employees in New Zealand were represented by labor unions. Our unionized employees are covered by a range of federal and state-based agreements in Australia and other agreements in New Zealand. Our labor agreement applying to our NSW operation was renewed for two years (until March 2011). Our labor agreement for our Meeandah (Queensland, Australia) plant expired in September 2008 and is still in negotiation. Our New Zealand labor agreement expires in September 2009. We cannot assure you that any of these agreements will be renewed on reasonable terms, or at all. During the past three years, we experienced occasional strikes and work interruptions lasting up to 5 days in Australia. In each case the strike action was confined to a small group of employees and had minimal impact on operations. If we were to experience a prolonged labor dispute at any of our facilities, any strikes or work interruptions associated with such dispute could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
In the future, we may be unable to renew our credit facilities on their current terms or terms that are customary for other companies in our industry or who have similar credit ratings, or be able to obtain any alternative or additional financing arrangements.
In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to terms that could increase the cost of our debt structure. If we are unable to renew our credit facilities on terms which are not materially less favorable than the terms currently available to us or obtain alternative or additional financing arrangements, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet our future cash flow requirements.
Our ability to pay dividends is dependent on Dutch law and may be limited in the future if we are not able to maintain sufficient levels of Freely Distributable Reserves (which we refer to as FDRs).
Under Dutch corporate law, a Dutch company is able to pay dividends up to the amount of its FDRs which are determined under applicable accounting principles generally accepted in The Netherlands (which we refer to as Dutch GAAP). We believe that our current corporate structure has allowed us to maintain sufficient levels of FDRs to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time. However, transactions or events could cause a reduction in our FDRs, resulting in our inability to pay dividends over our securities, which could have a material adverse impact on the market value of the securities that you have invested in.

[2]	Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union.

Ineffective internal controls over financial reporting could impact our business and operating results.
Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of internal controls, our business and operating results could be harmed and we could fail to meet our financial reporting obligations.
Our use of accounting estimates involves judgment and could impact our financial results.
Our most critical accounting estimates are described in the Note 2 to our consolidated financial statements. In addition, as discussed in Note 4.16 to our consolidated financial statements, we make certain estimates including decisions related to legal proceedings and warranty reserves. Because by definition these estimates and assumptions involve the use of judgment, actual financial results may differ.
Our board of directors and senior management continue to devote significant attention to the Amended FFA, ASIC proceedings, tax litigation and the Proposal.
Our board of directors, senior management and others within our organization continue to devote a significant amount of time and resources related to the Amended FFA, ASIC proceedings, tax litigation and the Proposal, which are described in the risk factors above and elsewhere in this annual report. To the extent we are required to devote time and resources to dealing with such issues rather than solely focusing on conducting our business, this could have a material adverse effect on our results of operations.
We may acquire or divest businesses from time to time, and this may materially adversely affect our results of operations and financial condition and may significantly change the nature of the company in which you have invested.
In the past, we have divested business segments. In the future, we may acquire other businesses or sell some or all of our assets or business segments. Any significant acquisition or sale may materially adversely affect our results of operations and financial condition and could change the overall profile of our business. As a result, the value of our shares may decrease in response to any such acquisition or sale and, upon any such acquisition or sale, our shares may represent an investment in a company with significantly different assets and prospects from the Company when you made your initial investment in us.
We are dependent upon our key management personnel for our future success.
Our success depends to a significant extent on the continued contributions of our Amsterdam-based executives for the management of our business and development and implementation of our business strategy. Subject to the implementation of the Proposal, our ability in the future to recruit qualified successors for our Amsterdam-based executives may be more difficult than it may be for U.S. based companies in our industry due to the location of our corporate offices in The Netherlands. The loss of senior management, coupled with our failure to recruit qualified successors, could have a material adverse effect on our business and the trading price of our common stock.

Supervisory Board
Michael Hammes is Chairman of our Joint Board and Supervisory Board. Mr. Hammes was appointed as an independent non-executive director of JHI NV at the Extraordinary General Meeting in February 2007 and was appointed Chairman of the Joint and Supervisory Boards in January 2008. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including Chief Executive Officer and Chairman of Sunrise Medical, Inc., which designs, manufactures and markets home medical equipment worldwide (2000 to 2007). Mr. Hammes is currently lead director of Navistar International Corporation (since 1996).
Donald McGauchie is Deputy Chairman of our Joint Board and Supervisory Board, Chairman of our Nominating and Governance Committee and a member of our Remuneration Committee. Mr. McGauchie joined JHI NV as an independent, non-executive director in August 2003. Mr. McGauchie was Acting Deputy Chairman of our Joint and Supervisory Boards from February to March 2007. In April 2007, Mr. McGauchie was appointed Deputy Chairman of our Joint and Supervisory Boards. Mr. McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, currently serving as a director of The Reserve Bank of Australia and having previously held several high-level advisory positions to the Australian Government. Mr. McGauchie is currently a director of Nufarm Limited (since 2003). In 2003, he was awarded the Centenary Medal for service to Australian society through agriculture and business.
Brian Anderson is a member of our Joint Board and Supervisory Board, Chairman of our Audit Committee and a member of our Remuneration Committee. Mr. Anderson was appointed as an independent, non-executive director on December 14, 2006 after joining JHI NV as a consultant to the Board in August 2006. He was reelected by our shareholders at our Extraordinary General Meeting in February 2007. Previously, Mr. Anderson was Executive Vice President and Chief Financial Officer of OfficeMax, Inc. from 2004 until 2005 and prior to that he held a variety of senior positions at Baxter International, Inc., including Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer from 1997 until 2004. Mr. Anderson has been an accredited Certified Public Accountant since 1976. Mr. Anderson is currently a director of A.M. Castle & Co. (since July 2005), Pulte Homes Corporation (since September 2005) and W.W. Grainger (since 1999).
David Harrison is a member of our Joint Board and Supervisory Board, Chairman of our Remuneration Committee and a member of our Nominating and Governance Committee and Audit Committee. Mr. Harrison was appointed as an independent non-executive director of JHI NV effective May 19, 2008 and reelected at our AGM in August 2008. Mr. Harrison is an experienced company director and has a distinguished finance background, having served with special expertise in corporate finance roles, international operations and information technology during his 22 years with Borg-Warner General Electric Co. He is Managing Partner of the U.S. financial investor, HCI Inc. and previously spent ten years at Pentair, Inc., as Executive Vice President and Chief Financial Officer. Mr. Harrison is currently a director for National Oilwell Varco (since 2003) and Navistar International (since 2007).
James Osborne was appointed as an independent non-executive director of JHI NV in March 2009. He is a member of the Joint and Supervisory Boards and a member of the Audit Committee. Mr. Osborne is an experienced company director with a strong legal background and a considerable knowledge of international business operating in North America and Europe. His career includes 35 years with the leading Irish law firm, A&L Goodbody, in roles which included opening the firm’s New York office in 1979, and serving as the firm’s managing partner for 12 years. He has served as a consultant to the firm since 1994. Mr. Osborne also contributed to the listing of Ryanair in London, New York and Dublin and continues to serve on its board. Mr. Osborne is currently Chairman of Newcourt Group plc (since 2004) and a director at Ryanair Holdings plc (since 1996)
Rudy van der Meer is a member of our Joint Board and Supervisory Board and Nominating and Governance Committee. Mr. van der Meer was appointed as an independent non-executive director of JHI NV at the Extraordinary General Meeting in February 2007. During his 32 year association with Akzo Nobel N.V., he held a number of senior positions including Chief Executive Officer — Coatings from 2000 to 2005, Chief Executive Officer — Chemicals from 1993 to 2000, member of the five member Executive Board from 1993 to 2005, Division President — Akzo Salt & Base Chemicals from 1991 to 1993 and member of the Executive Board — Akzo Salt & Base Chemicals from 1989 to 1991. Mr. van der Meer is currently a director of Imtech N.V. (since 2005).

Corporate Governance for 2009 annual report
These Corporate Governance Principles describe the corporate governance arrangements that have been followed by James Hardie from the commencement of the fiscal year and contain an overview of our corporate governance framework, developed and approved by the Nominating and Governance Committee and, on its recommendation, adopted by the Joint, Supervisory and Managing Boards (the Boards) in June 2009.
These Corporate Governance Principles, as well as our Articles of Association, Board and Board Committee charters and key company policies, as updated from time to time, are available from the Investor Relations area of our website(www.jameshardie.com) or by requesting a printed copy from the Company Secretary at the company’s head office at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.
1. Corporate Governance at James Hardie
1.1 Overview
James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the Dutch Authority Financial Markets, the ASX, ASIC, the NYSE, the US SEC and various other rule-making bodies.
James Hardie’s corporate governance framework is reviewed regularly and updated as appropriate to reflect what we believe are our and our stakeholders’ interests, changes in law and current best practices.
Our corporate governance framework incorporates a number of processes and policies designed to provide the Boards with appropriate assurance about the operations and governance of the company and thereby protect shareholder value. Further details of these processes and policies are set out in this report.
1.2 Review of Domicile
The Boards and a special committee of certain members of the Supervisory and Managing Boards and one member of management (Due Diligence Committee) have spent significant time reviewing:
▪	a proposal to move James Hardie’s domicile to Ireland in a two stage transaction that will ultimately transform James Hardie Industries NV into an Irish Societas Europaea company (or Irish SE) (the Proposal); and

▪	the corporate governance arrangements which James Hardie intends to adopt following the implementation of each of those stages if each stage of the Proposal is approved by James Hardie’s shareholders.
These governance arrangements are not described in this report. They are set out in detail in sections 4 and 5 of the Explanatory Memorandum which will be issued to explain the Proposal to shareholders. People who require more information about the Proposal should refer to the Explanatory Memorandum which will also be available from the Investor Relations area of our website.
If our shareholders approve both stages of the Proposal and the company is transformed from a Dutch NV company to an Irish SE, the existing Dutch-style Articles of Association will no longer apply and will instead be replaced with a memorandum and articles of association consistent with company law in Ireland as supplemented by the provisions of the EC Council Regulation 2157/2001.
In addition, if we become James Hardie Industries SE, domiciled in Ireland (or Irish SE), the Dutch Corporate Governance Code will no longer apply to us. We will become subject to the regulatory requirements of the Irish Takeover Panel, which will generally only be relevant where a third party has made a takeover offer for Irish SE or an approach which may lead to a takeover offer. The Combined Code on Corporate Governance as published by the Financial Reporting Council in the UK will not apply to Irish SE unless its shares become quoted on the Irish Stock Exchange or the London Stock Exchange.
James Hardie (as an Irish SE) will continue to comply with the ASX Corporate Governance Council Principles and Recommendations (Principles and Recommendations) as its general policy and will continue to explain any departures from those Principles and Recommendations in its annual report. As an Irish SE the company will also continue to follow the NYSE corporate governance standards for listed companies that are foreign private issuers (which will include Irish SE).

2. Existing Board Structure
2.1 Three Boards
James Hardie currently has a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Joint Board, a Supervisory Board and a Managing Board. The Joint Board is comprised of all non-executive directors and our CEO and is therefore the equivalent of a full board of directors of a company in the United States or Australia.
The responsibilities of our Boards and Board Committees are formalised in charters and our Articles of Association which reserve certain matters to one or more Boards and/or Board Committees. This division of duties facilitates the Supervisory and Joint Boards providing strategic guidance to the Managing Board as well as providing appropriate supervision of the Managing Board’s activities. Apart from the matters specifically reserved to the Joint or Supervisory Boards or one of the Board Committees, or any matters the Supervisory Board determines require its approval, the Managing Board has the authority to manage the company. During the fiscal year the Boards reviewed this division of duties with the assistance of an external advisor and made no changes.
In discharging its duties, each Board aims to take into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all other parties involved in or with James Hardie.
2.2 Supervisory Board
The Supervisory Board includes only non-executive directors and must have at least two members, or a higher number as determined by the Supervisory Board. Supervisory Board directors are appointed by our shareholders at a General Meeting, or by the Supervisory Board if there is a vacancy. The Supervisory Board and our shareholders have the right to nominate candidates for the Supervisory Board. Supervisory Board directors may be dismissed by our shareholders at a General Meeting.
In discharging their duties, Supervisory Board directors are provided with direct access to senior executives and outside advisors and auditors. The Supervisory Board, Board Committees and individual directors may all seek independent professional advice at the company’s expense for the proper performance of their duties.
The Supervisory Board supervises and provides advice to the Managing Board, and is responsible for, amongst other matters:
•	nominating Managing Board directors for election by shareholders;

•	appointing and removing the CEO and the Chairman of the Managing Board;

•	approving Managing Board decisions relating to specified matters or above agreed thresholds;

•	approving the strategic plan and annual budget proposed by the Managing Board;

•	approving the annual financial accounts;

•	supervising the policy and actions pursued by the Managing Board;

•	supervising the general course of affairs of James Hardie and the business enterprise it operates; and

•	approving issues of new shares.
2.3 Managing Board
The Managing Board includes only executive directors and must have at least two members, or such higher number as determined by the Supervisory Board. The Managing Board directors are appointed by our shareholders at a General Meeting. The Supervisory Board may appoint interim members to the Managing Board if there is a vacancy on the Managing Board. The Supervisory Board and our shareholders may nominate candidates for the Managing Board.
The Supervisory Board appoints one Managing Board director as its Chairman and one member as its CEO. The Supervisory Board has appointed our current CEO to chair the Managing Board, thereby filling both roles.
Managing Board directors may be dismissed by our shareholders at a General Meeting and may be suspended at any time by the Supervisory Board.
The Managing Board is accountable to the Supervisory Board, the Joint Board and to the shareholders for the performance of its duties, and is responsible for the day-to-day management of the company, including:

•	administering the company’s general affairs, operations and finance;

•	preparing a strategic plan and budget setting out operational and financial objectives, implementation strategy and parameters for the company for the next three years, for approval by the Joint and Supervisory Boards;

•	ensuring the implementation of the company’s strategic plan;

•	preparing quarterly and annual accounts, management reports and media releases;

•	monitoring the company’s compliance with all relevant legislation and regulations and managing the risks associated with the company’s activities;

•	reporting and discussing the company’s internal risk management and control systems with the Supervisory Board and the Audit Committee; and

•	representing, entering into and performing agreements on behalf of the company.
There are no conflicts of interest involving the Managing Board.
The managing board has set the company strategy to maximize operational and financial performance. To achieve this, the company and its management continues to focus on the following strategic initiatives:
•	Primary Demand Growth (PDG) — A key strategy for the company is to maximise its market share growth/retention of the exterior cladding market for new housing starts and for Repair & Remodel, which it does by growing fibre cement’s share of the exterior siding market and by maintaining the company’s share of the fibre cement category.

•	Product Mix Shift — The company aims to maintain its leadership position across the fibre cement category of the exterior siding market by developing new products/marketing/manufacturing approaches that will result in an improved mix of our products and gross margins.

•	Zero To the Landfill (ZTL) — This measure is a primary contributor to the company’s environmental goals and improving material yield will reduce manufacturing costs. In addition, achieving important Environmental, Social and Governance (ESG) goals reduces risk.

•	Legacy Issues — Resolution of these issues is a fundamental component of the company’s ESG goals, paving the way to lower risk and more certainty for all stakeholders.

•	Strategic Positioning — Developing and, as appropriate, implementing, alternative strategic actions for sustainable growth beyond the company’s traditional markets will create shareholder value through increased profits and diversification for lower risk.
2.4 Joint Board
The Joint Board consists of between three and twelve members as determined by the Supervisory Board’s Chairman, or a greater number as determined by our shareholders at a General Meeting. The Joint Board includes all of the Supervisory Board directors as well as our CEO.
The Joint Board is allocated specific tasks under the Articles of Association, but is primarily a forum for communication between the Managing Board and Supervisory Board. It is responsible for:
•	supervising the general course of affairs of James Hardie;

•	approving declaration of dividends;

•	approving any share buy-back programs and cancelling the shares bought back;

•	approving issues of new shares;

•	approving any significant changes in the identity or nature of the company;

•	approving the strategy set by the Managing Board;

•	monitoring company performance; and

•	maintaining effective external disclosure policies and procedures.
The core responsibility of the Joint Board is to oversee the general course of affairs of the company by exercising business judgment in the best interests of the company and its stakeholders.

If Stage 1 of the Proposal referred to in Section 1.2 is approved and implemented and James Hardie becomes a Dutch SE company, the Joint Board will be abolished. Its responsibilities will be assumed by the Supervisory Board until Stage 2 of the Proposal is approved and implemented and Dutch SE becomes an Irish SE, at which time James Hardie will operate under a single tiered board.
3. Operation of the Boards
3.1 Board Meetings
The Joint Board and Supervisory Board generally meet concurrently, at least five times a year or whenever the Chairman or two or more members have requested a meeting. Joint Board and Supervisory Board meetings are generally held at the company’s offices in The Netherlands, but may be held elsewhere. At each physical meeting, the Supervisory Board meets in executive session without management present for at least part of the meeting. The Joint and Supervisory Boards may also pass resolutions by written consent.
The Managing Board generally meets at least monthly and the majority of its meetings are held at the company’s offices in The Netherlands.
The number of Board and Board Committee meetings held, and each director’s attendance during the fiscal year, is set out below:
Attendance at Board and Board Committee meetings during the year ended 31 March 2009

	BOARD						BOARD COMMITTEE
											Nominating
											and		Due
NAME	Joint		Supervisory		Managing		Audit		Remuneration		Governance		Diligence
	A1	B2	A	B	A	B	A	B	A	B	A	B	A	B
SUPERVISORY AND JOINT BOARD DIRECTORS
DIRECTOR				11
Michael Hammes	11	11	11	11			—	—					5	5
Donald McGauchie	11	11	11	11			—	—	12	12	4	4	—	—
Brian Anderson	11	11	11	11			4	4	1	1			5	5
David Harrison	11	11	11	11			4	4	1	1			5	5
James Osborne	1	1	1	1			—	—					1	1
Rudy Van der Meer	11	10	11	10			—	—			4	4	—	—
FORMER SUPERVISORY BOARD DIRECTORS
David Andrews	9	6	9	6							4	3	4	2
Don DeFosset	6	6	6	6
James Loudon	6	3	6	3			2	1	7	5
Catherine Walter	9	9	9	9			4	4	—	—
MANAGING BOARD DIRECTORS
Louis Gries					41	38							5	5
Russell Chenu					41	41							5	5
Rob Cox					41	40							5	5

[1]	Number of meetings held during the period the director was a member of the Board and/or Board Committee.

[2]	Number of meetings attended during the period the director was a member of the Board and/or Board Committee.
3.2 Director Qualifications
Directors have skills, qualifications, experience and expertise which assist the Boards to fulfill their responsibilities, and assist the company to create shareholder value. The skills, qualifications, experience and relevant expertise of each director, and his or her term of appointment, are summarised in this annual report and also appear in the Investor Relations area of our website (www.jameshardie.com).

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings. The Nominating and Governance Committee reviews the other commitments of Supervisory Board members each year.
3.3 Succession Planning
The Supervisory Board, together with the Nominating and Governance Committee, has developed, and periodically revises with the CEO, management succession plans, policies and procedures for our CEO and other senior executives.
Joint and Supervisory Board renewal has been a priority for the Supervisory Board and Nominating and Governance Committee during recent years. A number of changes occurred in the composition of the Boards during the fiscal year.
In response to the increasing possibility of the Proposal being recommended by the Boards to our shareholders, the Supervisory Board, together with the Nominating and Governance Committee, considered the desired profile of the Boards, including the right number, mix of skills, qualifications, experience, expertise and geographic location of its Directors, to maximise the effectiveness of the Boards prior to, during and after each stage of the Proposal’s approval by our shareholders and implementation. The Supervisory Board resolved to consider appointing additional directors to its Board if the Proposal is approved by our shareholders and implemented.
3.4 Retirement and Tenure Policy
The company currently adopts the recommendation of the Dutch Corporate Governance Code (the Dutch Code) limiting tenure of Supervisory Board directors to 12 years, unless the Supervisory Board determines that it would be in the best interests of the company for a director to serve longer than this period. None of our current Supervisory Board directors has served for more than 12 years. There is no tenure policy for Managing Board directors. However, the performance of Managing Board directors is assessed annually.
3.5 Board Evaluation
The Nominating and Governance Committee supervises the Supervisory Board evaluation process and makes recommendations to the Supervisory Board.
During the fiscal year, a purpose-designed survey was used by directors to self-assess the operation of the Supervisory Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Supervisory Board. The Chairman discussed with each Supervisory Board director, and the Deputy Chairman discussed with the Chairman, his or her performance and contribution to the effectiveness of the Joint and Supervisory Boards. The Joint and Supervisory Boards also engaged an external facilitator during the fiscal year to assist in the Board evaluation process and provide an outside perspective on the Boards’ effectiveness.
The Nominating and Governance Committee and the Supervisory Board discuss annually, without Managing Board directors present, the performance of the CEO, the other Managing Board directors and the Managing Board as a corporate body, and the Chairman provides that feedback to the CEO. The CEO uses the feedback as part of an annual review of the other Managing Board directors.
3.6 Director Re-election
No director (other than the CEO) shall hold office for a continuous period of more than three years, or past the end of the third Annual General Meeting (AGM) following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Boards to fill a vacancy must submit him or herself for re-election at the next AGM.
Directors are not automatically nominated for re-election at the end of their three-year term. Nomination for re-election is based on their individual performance and the company’s needs. The Nominating and Governance Committee and the Supervisory Board discuss in detail the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.

The CEO is not required to stand for re-election as a Managing Board director as long as the individual remains as the CEO. This is a departure from the Best Practice Provisions of the Dutch Code, but the company believes it is appropriate as it supports the continuity of management performance.
3.7 Independence
The company requires the majority of directors on the Supervisory and Joint Boards and Board Committees, as well as the Chairman of the Joint and Supervisory Boards to be independent, unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other regulatory body.
Each year the Supervisory Board, together with the Nominating and Governance Committee, assesses each Supervisory Board director and his or her responses to a lengthy questionnaire on matters relevant to his or her independence according to the rules and regulations of the Dutch Code, the NYSE and SEC as well as the Principles and Recommendations. Following this assessment, the Supervisory Board has determined that each Supervisory Board director is independent.
All directors are expected to bring their independent views and judgment to the Boards and Board Committees and must declare any potential or actual conflicts of interest.
The Supervisory Board has not set materiality thresholds for assessing independence and considers all relationships on a case-by-case basis, considering the accounting standards’ approach to materiality and the rules and regulations of the applicable exchange or regulatory body.
The Supervisory Board considered the following specific matters prior to determining that each Supervisory Board director was independent:
•	Donald McGauchie was for all of the fiscal year Chairman of Telstra, Australia’s largest telecommunications company, from whom the company purchases communications services;

•	Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from James Hardie, although it does buy James Hardie products through the company’s customers; and

•	Rudy van der Meer is a Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide financial services to the company. In each case those entities were providing these services to the company prior to Mr van der Meer becoming a Supervisory Board director.
Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to any of the companies listed above or to James Hardie. Each of these relationships existed and was disclosed before the person in question became a Supervisory Board director. It is not considered that these directors had any influence over these transactions.
3.8 Orientation
The company has an orientation program for new directors, which was reviewed and updated during the fiscal year. The program includes an overview of the company’s governance arrangements and directors’ duties in The Netherlands, the United States and Australia, plant and market tours to impart relevant industry knowledge, briefings on the company’s risk management and control framework, financial results and key risks and issues, and meeting other Supervisory Board directors, the CEO and members of management. New directors are provided with orientation materials including relevant corporate documents and policies and are expected to complete the entire orientation process within six months of their appointment.
3.9 Board Continuing Development
The company operates within a complex industry, geographical and regulatory framework. The company regularly schedules time at physical Joint and Supervisory Board meetings to develop the Supervisory Board’s understanding of the company’s operations and regulatory environment, including updates on topical developments from management and external experts. A yearly plant and market tour forms an important part of the Supervisory Board’s continuing development.
3.10 Letter of Appointment
Each incoming director of the Supervisory and Managing Boards receives a letter of appointment setting out the key terms and conditions of his or her appointment and the company’s expectations of them in that role.

3.11 Chairman
The Supervisory Board appoints one of its members as the Chairman and that person also becomes the Chairman of the Joint Board. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman.
The Chairman co-ordinates the Supervisory Board’s duties and responsibilities and acts as the main contact with the Managing Board. The Chairman:
•	provides leadership to the Joint and Supervisory Boards;

•	chairs Joint and Supervisory Board and shareholder meetings;

•	facilitates Joint and Supervisory Board discussion;

•	monitors, evaluates and assesses the performance of the company’s Boards and Board Committees; and

•	attends meetings of all Board Committees on an informal ex-officio basis.
The Chairman may not be the Chairman of the Remuneration or Audit Committee. The Chairman also may not be the CEO, other than in exceptional circumstances and/or for a short period of time.
The current Chairman is Mr Hammes and the current Deputy Chairman is Mr McGauchie.
3.12 Remuneration
A detailed description of the company’s remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report within the Directors’ Report on pages 7-38 of this annual report.
3.13 Indemnification
The company’s Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Board director or one of our employees, officers or agents, or who, at our request, has become a director, officer or agent of another entity or trustee, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or willful misconduct in performing their duties. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.
The company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are officers or directors of the company or its subsidiaries. The indemnities provided are consistent with the Articles of Association and relevant laws.
3.14 Evaluation of Management
At least once a year, the CEO, Remuneration Committee and Supervisory Board review the performance of each member of the Senior Leadership Team against agreed performance measures. This discussion occurs at a different meeting to that which discusses management succession planning. The CEO uses this feedback to assist in the annual review of members of the Senior Leadership Team. This process was followed during the fiscal year.
3.15 Information for the Board
Joint and Supervisory Board directors receive timely and necessary information to allow them to fulfill their duties, including access to senior executives if required. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Joint and Supervisory Boards.
The Joint and Supervisory Boards have regular discussions with the Managing Board on the company’s strategy and performance, including two sessions every year where they spend an entire day discussing the company’s strategy and progress. The Boards have also scheduled an annual calendar of topics to be covered to assist them to properly discharge all of their responsibilities.
Supervisory Board directors receive a copy of all Board Committee papers for physical meetings and may attend any Board Committee meeting, whether or not they are members of the Board Committee. Directors also receive the minutes which record each Board Committee’s deliberations and findings, as well as oral reports from each Board Committee Chairman.
The Supervisory Board also receives and reviews the minutes of each Managing Board meeting.

4. Board Committees
The Board Committees are generally committees of the Supervisory Board and comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The Charters are available from the Investor Relations area of our website (www.jameshardie.com).
Each Board Committee meets at least quarterly and has scheduled an annual calendar of meeting and discussion topics to assist it to properly discharge all of its responsibilities.
The Supervisory Board may also form ad hoc committees from time to time. During the fiscal year the Supervisory Board formed the Due Diligence Committee (discussed in more detail in section 4.4 below) to review management’s progress in developing a proposal to move the company’s domicile from The Netherlands.
4.1 Audit Committee
The Audit Committee oversees the adequacy and effectiveness of the company’s accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this report. The Audit Committee meets at least quarterly in a separate executive session with the External Auditor and Internal Auditor.
Currently, the members of the Audit Committee are Mr Anderson (Chairman), Mr Harrison and Mr Osborne. Mr Loudon and Mrs Walter were members of the Audit Committee until they ceased to be Supervisory Board directors on 22 August 2008 and 13 March 2009, respectively.
All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Nominating and Governance Committee and the Supervisory Board in accordance with the SEC rules. These may be the same person. The Nominating and Governance Committee and the Supervisory Board have determined that Messrs Anderson and Harrison are “audit committee financial experts”.
Under the NYSE listing standards that apply to US companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that the simultaneous service will not impair the ability of this member to effectively serve on the listed company’s audit committee. Although the company is not bound by this provision, it follows it voluntarily. Mr Anderson serves on the audit committees of three public companies in addition to our Audit Committee. The Supervisory Board has determined that this simultaneous service does not impair his ability to effectively serve on our Audit Committee.
The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling its responsibilities and, amongst other matters:
•	overseeing the company’s financial reporting process and reports on the results of its activities to the Supervisory Board;

•	reviewing with management and the External Auditor the company’s annual and quarterly financial statements and reports to shareholders;

•	discussing earnings releases as well as information and earnings guidance provided to analysts;

•	reviewing and assessing the company’s risk management policies and procedures;

•	having general oversight of the appointment and provision of all external audit services to the company and the company’s internal audit function;

•	reviewing the adequacy and effectiveness of the company’s internal compliance and control procedures;

•	reviewing the company’s compliance with legal and regulatory requirements; and

•	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistleblowers.
Conflicts of Interest
The Audit Committee oversees the company’s Code of Business Conduct and Ethics policy and other business-related conflict of interest issues as they arise.

Reporting
The Audit Committee will inform the Supervisory Board of any general issues that arise with respect to the quality or integrity of the company’s financial statements, the company’s compliance with legal or regulatory requirements, the company’s risk management systems, the performance and independence of the External Auditor, or the performance of the internal audit function.
4.2 Nominating and Governance Committee
The Nominating and Governance Committee is responsible for:
•	identifying individuals qualified to become Managing Board or Supervisory Board directors;

•	recommending to the Supervisory Board candidates for the Managing Board or Supervisory Board (to be appointed by shareholders at an AGM);

•	overseeing the evaluation of the Supervisory and Managing Boards and senior management;

•	assessing the independence of each Supervisory Board director;

•	conducting the AIM and AGM; and

•	performing a leadership role in shaping the company’s corporate governance policies.
The current members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr van der Meer and Mr Harrison. Mr Andrews was a member of the Nominating and Governance Committee throughout the year, until he ceased to be a Supervisory Board director on 10 February 2009.
4.3 Remuneration Committee
The Remuneration Committee oversees the company’s overall remuneration structure, policies and programs; assesses whether the company’s remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in the company’s remuneration structure, policies and programs. It also:
•	administers and makes recommendations on the company’s incentive compensation and equity-based remuneration plans;

•	reviews the remuneration of Supervisory Board directors;

•	reviews the remuneration policy for Managing Board directors; and

•	makes recommendations to the Supervisory Board on the company’s recruitment, retention and termination policies and procedures for senior management.
Members of the Remuneration Committee must qualify as “non-employee directors” for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and “outside directors” for the purposes of Section 162(m) of the US Internal Revenue Code.
Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report within the Directors’ Report on pages 7-38 of this annual report.
The current members of the Remuneration Committee are Mr Harrison (Chairman), Mr Anderson and Mr McGauchie. Mr Andrews was Chairman of the Remuneration Committee until he ceased to be a Supervisory Board director on 10 February 2009.
4.4 Due Diligence Committee
During the fiscal year, the Supervisory Board formed the Due Diligence Committee, comprised of representatives from the Supervisory Board together with the Managing Board and a representative of the company’s management. This committee was formed to assist the Boards with reviewing and considering alternative proposals to move the company’s domicile by:
•	co-ordinating and overseeing implementation of the due diligence process; and

•	reporting back to the Boards regarding the conduct of this process.
The purpose of the diligence process has been to assist in ensuring that the Explanatory Memorandum and Notices of Meeting (Meeting Materials) prepared in connection with the proposal to move the company’s domicile are accurate and complete in all material respects and contain all required information.

The due diligence and verification process undertaken by the Due Diligence Committee culminated in a report to the Managing and Supervisory Boards on the due diligence process undertaken and its results, including recommending that the Meeting Materials for the Proposal be submitted to the Boards for endorsement.
The Supervisory Board members of the Due Diligence Committee are Mr Anderson (Chairman), Mr Hammes and Mr Osborne. Mr Andrews was a member of the Due Diligence Committee until he ceased to be a Supervisory Board director on 10 February 2009.
5. Policies and Processes
As noted at the start of this report, we have a number of policies that address key aspects of our corporate governance. Our key policies cover:
•	Code of Business Conduct and Ethics;

•	Ethics Hotline;

•	Continuous Disclosure and Market Communication; and

•	Insider Trading.
Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).
5.1 Code of Business Conduct and Ethics
We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie’s activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of company policy that govern compliance with legal and other responsibilities to stakeholders. All directors and company employees worldwide are reminded annually of the existence of the Code and asked to confirm that they have read it. During the fiscal year, the Audit Committee approved updates to the Code of Business Conduct and Ethics based on a review of best practices.
5.2 Complaints/Ethics Hotline
Our Code of Business Conduct and Ethics policy provides employees with advice about who they should contact if they have information or questions regarding violations of the policy. James Hardie has a telephone Ethics Hotline operated by an independent external provider which allows employees to report anonymously any concerns. All company employees worldwide are reminded annually of the existence of the Ethics hotline.
During the fiscal year, the Audit Committee conducted a review of the operation of our Ethics Hotline and complaint reporting processes to assess the nature and number of complaints submitted, in particular to review fraud/accounting related complaints while maintaining overall visibility to complaints of any other nature. Following its review, the complaint reporting process was revised so that all complaints, whether to the Ethics Hotline or otherwise, are initially reported directly to the General Counsel and Director of Internal Audit (except in cases where the complaint refers to one of them). The timing of when the Audit Committee receives the reports depends on the severity of the complaints, with the most serious complaints referred immediately to the Chairmen of the Audit Committee and Supervisory Board and less serious complaints reported to the Audit Committee on a quarterly basis and at different levels of detail, depending on the nature of the complaint.
Interested parties who have a concern about James Hardie’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the company’s Chairman (or Presiding Director for NYSE purposes), Deputy Chairman, Supervisory Board directors as a group, the Chairman of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the company’s head office at Atrium, 8th Floor, Strawinkylaan 3077, 1077 ZX Amsterdam, The Netherlands or submitted by phone at +31 203 012 986. All concerns will be forwarded to the appropriate Supervisory Board directors for their review, and will be simultaneously reviewed and addressed by our General Counsel in the same way that other concerns are addressed. Our Code of Business Conduct and Ethics policy, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.
5.3 Continuous Disclosure and Market Communication
We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and The Netherlands (AFM).

Our Continuous Disclosure and Market Communication Policy aims to ensure that investors can easily understand James Hardie’s strategies, assess the quality of its management and examine its financial position and the strength of its growth prospects, and that the company complies with all of its legal disclosure obligations.
The Managing Board is responsible for ensuring the company complies with our continuous disclosure obligations. A Disclosure Committee comprised of the Managing Board and the VP Investor and Media Relations is responsible for all decisions regarding our market disclosure obligations outside of the company’s normal financial reporting calendar. For our quarterly and annual results releases, the Managing Board is supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The Managing Board discusses with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that affect the quarterly and annual results releases. The Audit Committee reviewed the company’s disclosure practices under the Continuous Disclosure and Market Communication policy during the fiscal year.
5.4 Share Trading
All company employees and directors are subject to our Insider Trading Policy. Company employees and directors may only buy or sell the company’s securities within four weeks beginning two days after the announcement of quarterly or full year results, or another period designated by the Supervisory Board for this purpose, provided they are not in possession of price sensitive information.
There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from the company’s compliance officer before trading or pledging their shares by taking out a margin loan over them, and a general prohibition on hedging or selling any shares or options for short-swing profit. Company employees who are not designated employees may hedge vested options or shares, provided they notify the company.
The Managing Board recognises that it is the individual responsibility of each James Hardie director and employee to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction.
6. Risk Management
6.1 Overall Responsibility
The Audit Committee has oversight of the company’s risk management policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the Managing Board. The Audit Committee and Managing Board report periodically to the Supervisory Board on the company’s risk management policies, processes and controls.
The Audit Committee is supported in its oversight role by the policies put in place by the Managing Board to oversee and manage material business risks, as well as the roles played by the Risk Management Committee (described in detail in section 6.4 below) and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee.
6.2 Objective
The company considers that a sound framework of risk management policies, procedures and controls produces a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and creation of shareholder value. The objective of the company’s risk management policies, procedures and controls is to ensure that:
•	our risk management systems are effective;

•	our principal strategic, operational and financial risks are identified;

•	effective systems are in place to monitor and manage risks; and

•	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.
Risk management does not involve avoiding all risks. The company’s risk management policies seek to strike a balance between ensuring that the company continues to generate financial returns and simultaneously manages risks appropriately by setting appropriate strategies and objectives.

6.3 Policies for Management of Material Business Risks
Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this report, the more significant policies, processes or controls adopted by the company for oversight and management of material business risks are:
•	quarterly reporting to the Audit Committee of the Risk Management Committee’s assessment of the key strategic, operations, reporting and compliance risks facing the company, the Risk Committee’s assessment of the level of risk and the processes implemented to manage each of these key risks over the upcoming 12 months;

•	an Enterprise Risk Management process, which involves developing contingency plans for the key risks facing the company and its assumptions in its three year strategic plans and beyond;

•	a planning process involving the preparation of three-year strategic plans and a rolling 12 month forecast;

•	annual budgeting and monthly reporting to monitor performance;

•	an internal audit department with a reporting line direct to the Chairman of the Audit Committee;

•	increased monitoring of the company’s liquidity and status of renewals of finance facilities;

•	maintaining an appropriate insurance program;

•	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;

•	issuing and revising standards and procedures in relation to environmental and health and safety matters;

•	implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection;

•	issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and

•	documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.
A summary of these policies, processes and controls is available in the Investor Relations area of our website (www.jameshardie.com).
One other example of the company’s approach to managing significant business risks is the establishment of the Due Diligence Committee, which was formed to oversee the development of the company’s proposal to move its domicile from The Netherlands.
During the fiscal year, the Audit Committee, and through it the Supervisory and Joint Boards, received a number of reports on the operation and effectiveness of the policies, processes and controls described in this section. This included a review by the Director of Internal Audit of the company’s current risk management practices, how they compare with best practices and the steps proposed by management to continue cultivating the company’s risk management culture.
6.4 Risk Management Committee
The Risk Management Committee, which reviews and monitors the risks facing the company, is the primary management forum for risk assessment and risk management in the company. This role is more formally documented in the company’s Risk Management Committee charter. The Risk Management Committee comprises a cross-functional group of employees and reports quarterly to both the Managing Board and Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational, financial and legal risks facing the company. The Risk Management Committee also oversees the company’s Enterprise Risk Management process.
6.5 Internal Audit
The Director of Internal Audit heads the internal audit department. The Internal Audit Charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s workplan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee and Supervisory Board in executive sessions.
6.6 External Audit
The External Auditor reviews each quarterly and half—year results announcement and audits the full year results.
The External Auditor attends each meeting of the Audit Committee, including an executive session where only members of the Audit Committee and Supervisory Board directors are present.

The Audit Committee has approved policies to ensure that all non-audit services performed by the External Auditor, including the amount of fees payable for those services, receive prior approval.
6.7 Financial Statements Disclosure Committee
The Financial Statements Disclosure Committee is a management committee comprising senior finance, accounting, compliance, legal, tax, treasury and investor relations executives in the company, which meets with the Managing Board prior to the Supervisory Board’s consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the Managing Board to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.
6.8 CEO and CFO Certification of Financial Reports
Under SEC rules and the company’s internal control arrangements, our CEO and CFO provide certain certifications with respect to our full year financial statements, disclosure controls and procedures and internal controls over financial reporting. These certifications are more comprehensive and detailed than those required under the Australian Corporations Act and are considered appropriate given that the company’s financial reports are prepared in accordance with US GAAP.
The Managing Board in turn receives quarterly assurance from the Financial Statements Disclosure Committee relating to the company’s disclosure controls and procedures and internal controls over financial reporting. This assurance is supported by written quarterly and annual sub-certifications from the General Managers and Chief Financial Officers of each business unit, the Director Treasury and the Corporate Controller and the annual certifications from the Senior Leadership Team.
6.9 Internal Controls and SOX 404
Each fiscal year, the members of the Senior Leadership Team, and key members of the company’s business and corporate functions, complete an internal control certificate that seeks to confirm that adequate internal controls are in place and are operating effectively, and evaluate any failings and weaknesses.
6.10 Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2009.
6.11 Statement on Risk Management and Control
James Hardie has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed our internal risk management and control systems, the Managing Board believes that:
•	the risk management and control systems provide reasonable assurance that this annual report does not contain any material inaccuracies; and
•	no material failings in the risk management and control systems were discovered in our fiscal year 2009.
This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act. Our analysis of our internal risk management and control systems for purposes of the Dutch Code is different from the report that we are required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act.

6.12 Limitations of Control Systems
Despite the steps outlined above, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, a control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.
The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected.
These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
7. Shareholders’ Participation
7.1 Listing Information
James Hardie is a public limited liability company (naamloze vennootschap) incorporated under Dutch law. James Hardie securities trade as CUFS on the ASX and as ADSs (which reference American Depositary Shares) on the NYSE.
7.2 Annual Information Meeting (AIM)
Recognising that most shareholders will not be able to attend the AGM in The Netherlands, we conduct an AIM in Australia so shareholders can review items of business and other matters that will be considered and voted on at the AGM.
We distribute with the Notice of Meetings (for the AIM and the AGM) a question form which shareholders can use to submit questions in advance of the AIM. Shareholders can also ask questions relevant to the business of the meeting during the AIM.
For those shareholders unable to attend, the AIM is broadcast live over the internet in the Investor Relations area of the website (www.jameshardie.com). The webcast remains on the company’s website so it can be replayed later if required. Shareholders are able to appoint representatives to attend the AIM on their behalf and ask questions.
The External Auditor attends the AIM by telephone and is available to answer questions.
7.3 Annual General Meeting (AGM)
The AGM is held in The Netherlands within seven days of the AIM. Each shareholder (other than ADS holders) has the right to:
•	attend the AGM either in person or by proxy;
•	speak at the AGM; and
•	exercise voting rights, subject to the provisions of our Articles of Association.
While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.
7.4 Communication
We are committed to communicating effectively with our shareholders, through a program that includes:
•	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
•	audio webcasts of other management briefings and webcasts of the shareholder AIM;
•	a comprehensive Investor Relations website that displays all company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and investor road show presentations;

•	site visits and briefings on strategy for investment analysts;
•	an email alert service to advise shareholders and other interested parties of announcements and other events; and
•	equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the company, on a reasonable basis.
7.5 Business Relationships with Shareholders
There are no business relationships or business transactions entered into with shareholders that hold 10% or more of our shares.
7.6 Investor Website
We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance structure. Except where stated, the contents of the website are not incorporated into this annual report.
8. Compliance with Corporate Governance Requirements
8.1 Dutch Corporate Governance Code (Dutch Code)
Under the Dutch Code, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. Listed Dutch companies must indicate expressly to what extent they apply the best practice provisions contained in the Dutch Code and, if they do not, why and to what extent they do not apply them.
The Dutch Code applies to James Hardie because it is a Dutch public limited liability company. Not applying a specific best practice provision is not in itself considered objectionable by the Dutch Code, and may well be justified because of particular circumstances relevant to James Hardie.
James Hardie’s corporate governance structure and compliance with the Dutch Code are the joint responsibility of the Managing Board and the Supervisory Board, which are accountable for this to shareholders at the AGM.
James Hardie complies with almost all of the principles and best practice provisions contained in the Dutch Code. In accordance with the requirements of the Dutch Code, this document describes instances where James Hardie does not fully comply with the letter of a principle or best practice provision contained in the Dutch Code and the reasons why. Where these instances relate to the remuneration of Supervisory, Joint or Managing Board directors they are described in the Remuneration Report on pages 7-38 of this annual report.
8.2 ASX Principles and Recommendations
Under the Corporate Governance Council Principles and Recommendations published by the ASX Corporate Governance Council, listed Australian companies are encouraged to comply with the Principles and Recommendations. Except where otherwise stated, the company has complied with the Principles and Recommendations for the entire period described in this annual report.
For the benefit of Australian holders, the Investor Relations area of our website (www.jameshardie.com) contains more detail about the ways in which we comply with the Principles and Recommendations.
8.3 NYSE Corporate Governance Rules
In accordance with the NYSE corporate governance standards, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which is discussed below.
Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Section 303A.12(b) provides that each listed company’s CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A. Section 303A.12(c) provides that each listed company must submit a written affirmation annually to the NYSE about its compliance with the NYSE’s corporate governance listing standards and a written interim affirmation to the NYSE upon the occurrence of certain specified changes to the Audit Committee.
James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report, and in our annual report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. Our annual report on Form 20-F is available from the Investor Relations area of our website (www.jameshardie.com) or from our corporate offices.
Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:
•	In the US, an audit committee of a public company is required to be directly responsible for appointing the company’s independent registered public accounting firm. Under Dutch law, the independent registered public accounting firm is appointed by the shareholders or, in the absence of such an appointment, by the Supervisory Board and then the Managing Board; and
•	NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the charters of our Board Committees reflect Australian and Dutch practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Supervisory Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.
8.4 Anti-takeover Protections and control over the company
The company is not formally subject to the takeover laws that apply to listed companies incorporated in Australia or in The Netherlands. Article 49 of our Articles of Association has been incorporated to provide shareholders with similar protections in the event of a potential change of control to those provided to shareholders in Australian listed companies under the Australian Corporations Act. The purpose of Article 49 is to ensure that:
•	the acquisition of control over CUFS or shares takes place in an efficient, competitive and informed market;
•	each shareholder and CUFS holder and the Managing Board, Joint Board and Supervisory Board:
i.	know the identity of any person who proposes to acquire a substantial interest in the company;

ii.	are given reasonable time to consider a proposal to acquire a substantial interest in the company; and

iii.	are given enough information to assess the merits of a proposal to acquire a substantial interest in the company; and
•	as far as practicable, the shareholders and CUFS holders all have a reasonable and equal opportunity to participate in any benefits accruing through a proposal to acquire a substantial interest in the company.
Article 47.7 of our Articles of Association permits the company to take actions against any shareholder who is in breach of Article 49 of the Articles of Association including ordering the shareholder to divest all or part of his or her shares held in breach of Article 49 of the Articles of Association; to disregard the exercise by a shareholder of all or part of the voting rights attached to his or her shares if the right to vote is held in breach of Article 49 of the Articles of Association; or suspend such shareholder from the right to receive all or part of the dividends or other distributions arising from the shares.
Article 49.9 of the Articles of Association permits the company to take the actions specified in Article 49.7 after receiving advice from a senior Australian legal practitioner that a breach of the Articles of Association has occurred. Article 49.10 of the Articles of Association permits the company to take such action on a temporary basis of up to 21 days before obtaining advice from a senior Australian legal practitioner.

Updated Information
We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance systems.

James Hardie Industries N.V.
Consolidated Financial Statements

James Hardie Industries N.V.
Consolidated Balance Sheet

		31 March
(Millions of US dollars)	Notes	2009	2008

Assets

Fixed Assets
Intangible fixed assets		0.9	0.9
Tangible fixed assets	4.1	700.8	756.4
Financial fixed assets
Deferred tax assets	5.7	34.6	21.4
Insurance receivable — Asbestos	4.8	149.0	194.3
Workers’ compensation — Asbestos	4.8	73.8	78.5
Deferred income taxes — Asbestos	4.8	333.2	397.1
Deposit with Australian Taxation Office	4.13	173.5	205.8
Other		0.7	0.8

		764.8	897.9

		1,466.5	1,655.2

Current assets
Stocks	4.2	128.9	179.7
Receivables	4.3	111.4	131.4
Insurance receivable — Asbestos	4.8	12.6	14.1

		124.0	145.5
Deferred income taxes — Asbestos	4.8	12.3	9.1
Workers’ compensation — Asbestos	4.8	0.6	6.9
Prepaid expenses and other current assets	4.4	20.4	28.0
Restricted cash and cash equivalents	4.5	5.3	5.0
Restricted cash and short-term investments — Asbestos	4.8	98.3	115.1
Cash and cash equivalents	4.6	42.4	35.4

		146.0	155.5

		432.2	524.7

		$1,898.7	$2,179.9

James Hardie Industries N.V.
Consolidated Balance Sheet

		31 March
(Millions of US dollars)	Notes	2009	2008

Shareholders’ Equity and Liabilities

Group equity
Shareholders’ equity	4.17	(108.7)	(202.6)

Provisions
Product warranties	4.7	24.9	17.7
Deferred tax liabilities	5.7	100.8	84.2
Asbestos liability	4.8	1,284.5	1,576.5
Workers’ compensation — Asbestos	4.8	74.4	85.4

		1,484.6	1,763.8

Long-term liabilities
Long-term debt	4.9	230.7	174.5
Other liabilities	4.10	63.3	187.5

		294.0	362.0

Current liabilities
Accounts payable and accrued liabilities	4.11	89.1	107.6
Short-term debt	4.9	93.3	90.0
Accrued payroll and employee benefits	4.12	35.5	37.0
Income taxes payable	5.7	1.4	13.0
Other liabilities		9.5	9.1

		228.8	256.7

		$1,898.7	$2,179.9

James Hardie Industries N.V.
Consolidated Profit and Loss account

		Years ended 31 March
(Millions of US dollars, except per share data)	Notes	2009	2008

Net turnover	6.1	1,202.6	1,468.8

Cost of sales	5.1	(813.8)	(938.8)

Gross operating result		388.8	530.0

Selling expenses		(72.7)	(86.0)

General and Administrative expenses		(159.9)	(169.5)

Impairment charges		—	(71.0)

Asbestos adjustments	4.8	17.4	(240.1)

Costs		(215.2)	(566.6)

Net sales margin	6.1	173.6	(36.6)

Other non-operating expense	5.6	(14.8)	—
Financial income and (expenses)	5.5	(3.0)	1.1

Result on activities before taxation		155.8	(35.5)

Income taxes	5.7	(19.5)	(36.1)

Net result after taxation	6.1	$136.3	$(71.6)

Net income (loss) per share — basic		0.32	(0.16)

Net income (loss) per share — diluted		0.31	(0.16)

Weighted average common shares outstanding (Millions):
Basic		432.3	455.0
Diluted		434.5	455.0

James Hardie Industries N.V.
Consolidated Cash Flow statement

	Years Ended 31 March
(Millions of US dollars)	2009	2008

Cash Flows From Operating Activities
Net income (loss)	$136.3	$(71.6)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	56.4	56.5
Deferred income taxes	(58.2)	(54.0)
Prepaid pension cost	0.7	1.0
Stock-based compensation	7.2	7.7
Asbestos adjustments	(17.4)	240.1
Other-than-temporary impairment on investments	14.8	—
Impairment charges	—	71.0
Other	—	(3.4)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	69.0	44.7
Payment to the AICF	(110.0)	—
Accounts and notes receivable	6.6	39.6
Inventories	40.3	(26.6)
Prepaid expenses and other current assets	5.7	4.9
Insurance receivable — Asbestos	16.5	16.7
Accounts payable and accrued liabilities	(11.4)	2.6
Asbestos liability	(91.1)	(67.0)
Deposit with ATO	(9.9)	(9.7)
ATO settlement payment	(101.6)	—
Other accrued liabilities and other liabilities	0.9	66.8

Net cash (used in) provided by operating activities	(45.2)	319.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(26.1)	(38.5)

Net cash used in investing activities	(26.1)	(38.5)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	3.3	7.0
Proceeds from long-term borrowings	56.2	69.5
Proceeds from issuance of shares	0.1	3.3
Treasury stock purchased	—	(208.0)
Dividends paid	(34.6)	(126.2)
Net cash provided by (used in) financing activities	25.0	(254.4)

Effects of exchange rate changes on cash	53.3	(25.1)

Net increase in cash and cash equivalents	7.0	1.3
Cash and cash equivalents at beginning of period	35.4	34.1

Cash and cash equivalents at end of period	$42.4	$35.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	$8.9	$21.6
Short-term deposits	33.5	13.8

Cash and cash equivalents at end of period	$42.4	$35.4

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
1 General
1.1 Activities
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.
1.2 Group structure
On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.
On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.
Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.
Previously deconsolidated entities have been consolidated beginning 31 March 2007 as part of the process of accounting for certain asbestos liabilities. Upon shareholder approval of the Amended and Restated Final Funding Agreement on 7 February 2007 (the “Amended FFA”), the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI NV. See Note 4.8 for additional information.
JHI NV has its statutory seat in Amsterdam, Netherlands and is listed on the Australian Securities Exchange and the New York Stock Exchange.
1.3 Effect of changes in accounting policies
Forthcoming changes in generally accepted accounting policies are not expected to have a material impact on the Company’s financial statements.
1.4 Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ deficit.
1.5 Consolidation
The consolidation includes the financial information of JHINV, its group companies and other legal entities in which it exercises decisive control or whose central management it conducts. Group companies are legal entities in which JHINV exercises direct or indirect decisive control thanks to its possession of the majority of the voting rights, or whose financial and operating activities it can otherwise control. Potential voting rights that can directly be exercised on the balance sheet date are also taken into account. Group companies and other legal entities in which JHINV exercises decisive control or whose central management it conducts are consolidated in full.
Intercompany transactions, profits and balances among group companies and other consolidated legal entities are eliminated. Unrealised losses on intercompany transactions are eliminated as well, unless such a loss qualifies as impairment. The accounting policies of group companies and other consolidated legal persons were changed where necessary, in order to align them to the prevailing group accounting policies.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
The table below sets forth our significant subsidiaries, all of which are 100% owned by JHI NV, either directly or indirectly, as of 31 March 2009.

Jurisdiction of
Name of Company	Establishment

James Hardie 117 Pty Ltd	Australia

James Hardie Aust Holdings Pty Ltd.	Australia

James Hardie Austgroup Pty Ltd.	Australia

James Hardie Australia Management Pty Ltd.	Australia

James Hardie Australia Pty Ltd.	Australia

James Hardie Building Products Inc.	United States

James Hardie Europe B.V.	Netherlands

James Hardie International Finance B.V.	Netherlands

James Hardie International Finance Holdings Sub I B.V.	Netherlands

James Hardie International Finance Holdings Sub II B.V.	Netherlands

James Hardie International Holdings B.V.	Netherlands

James Hardie N.V.	Netherlands

James Hardie New Zealand Limited	New Zealand

James Hardie Philippines Inc	Philippines

James Hardie Research (Holdings) Pty Ltd	Australia

James Hardie Research Pty Ltd	Australia

James Hardie U.S. Investments Sierra Inc.	United States

N.V. Technology Holdings A Limited Partnership	Australia

RCI Pty Ltd	Australia

1.6 Notes to the cash flow statement
The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdraft forming part of the current liabilities. Cash flows in foreign currencies have been translated at estimated average exchange rates.
Exchange differences affecting cash items are shown separately in the cash flow statement. Receipts and payments in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities. Dividends paid have been included in the cash flow from financing activities.
Investments in group companies are recognised at acquisition cost less cash and cash equivalents available in the company acquired at the time of acquisition.
Any payment by the Company to the AICF will represent an operating cash outflow as it will relate to the use of unrestricted cash. For the purposes of the consolidated statement of cash flows, restricted cash will not be included within cash and cash equivalents in the statement of cash flows. Similarly a change in the restricted cash will not be shown as a cash flow. For example, any payments by the AICF Group to asbestos claimants will be shown as a reduction in restricted cash in the balance sheet but not as a cash payment in the statement of cash flows as the payment will be from restricted cash.
1.7 Related parties
All group companies mentioned in note 1.5 are considered to be related parties. Transactions between group companies are eliminated upon consolidation. The parent company JH INV also qualifies as a related party.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
1.8 Acquisition and divestment of group companies
The results and the identifiable assets and liabilities of the acquired company are consolidated as from the date of acquisition, being the moment that a decisive controlling interest may be exercised in the acquired company.
2 Principles of valuation of assets and liabilities
2.1 General
The consolidated financial statements have been prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code and the firm pronouncements in the Dutch Accounting Standards as issued by the Dutch Accounting Standards Board.
In general, assets and liabilities are stated at the amounts at which they were acquired or incurred or fair value. If not specifically stated otherwise they are recognised at the cost at which they were acquired or incurred. The balance sheet, profit and loss account and cash flow statement include reference to the notes.
All significant intercompany transactions and balances are eliminated on consolidation.
As permitted, by section 402, Book 2 of the Netherlands Civil Code, a condensed statement of operations is presented in the Company Financial Statements.
2.2 Comparison with prior year
The principles of valuation and determination of result remained unchanged compared to the prior year.
2.3 Foreign currencies
The functional currency of the Company is the US dollar (due to the majority of its assets and liabilities being denominated in US dollars and that the functional currency of its key subsidiaries is the US dollar). Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.
Non-monetary balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the historic rate of exchange. Monetary balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the rate of exchange prevailing on balance sheet date, except insofar as the exchange risk has been hedged. In those cases valuation occurs at the forward rates agreed upon. The resulting exchange rate differences are credited or charged to the profit and loss account, apart from those on long-term loans, which relate to the financing of a foreign investment. These exchange differences are directly added to or charged against cumulative translation reserve, and recorded as a component of the investments in subsidiaries.
Transactions in foreign currency during the period have been incorporated in the consolidated financial statements at the rate of settlement.
The financial statements of group companies denominated in currencies other than the US dollars are translated at the rate of exchange prevailing at the balance sheet date; income and expenses are recognised at the average rate during the financial year. The resulting translation differences are taken to the reserve within shareholders’ equity.
2.4 Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for using appropriate accounting policies. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in Shareholders’ Equity. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.
2.5 Use of estimates in financial statements
The preparation of financial statements in conformity with generally accepted accounting principles in the Netherlands requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results can differ from those estimates.
2.6 Intangible fixed assets
Intangible fixed assets are carried at historical cost less amortisation. Any impairment as at the balance sheet date is taken into account; an impairment exists if the carrying amount of the asset (or the cash-generating unit to which it belongs) exceeds its recoverable amount.
2.7 Tangible fixed assets
Land and buildings are valued at acquisition cost plus additional directly attributable expenses less straight-line depreciation over the estimated useful economic life. Permanent impairments of assets as at balance sheet date are taken into account. Land is not depreciated.
Other fixed assets are valued at acquisition or manufacturing cost plus additional directly attributable expenses less straight line depreciation over the estimated time of use, or lower market value.
Capitalised interest is recorded as part of the asset to which it relates and is amortised using the straight-line method over the asset’s estimated useful life.
Depreciation of tangible fixed assets is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software and software development	3 to 7
Office furniture and equipment	3 to 10
The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated profit and loss account.
2.8 Financial fixed assets
Financial fixed assets include deferred tax, asbestos-related insurance receivables and the deposit with the ATO. Such assets are recorded at their estimated fair value.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
2.9 Impairment of fixed assets
On the balance sheet date, the Group tests whether there are any indications of an asset which could be subject to impairment. If there are such indications, the recoverable amount of the asset concerned is estimated. If this is not possible, the recoverable amount of the cash-generating unit to which the asset belongs, is identified. An asset is subject to impairment if its book value is higher than its recoverable value; the recoverable value is the higher of the realisable value and the value to the business. The realisable value is determined by means of current market conditions. Impairment losses are recognised in the Profit and Loss account.
2.10 Stocks
Stocks of raw materials and consumables are valued at purchase prices, using the FIFO method (first in, first out) or lower market value. Stocks of semi-finished articles and trade goods are valued at the lower of cost and market value.
Cost consists of all direct costs of acquisition or manufacturing and transportation expenses incurred. The costs of manufacturing include direct labour expenses and an uplift for indirect fixed and variable expenses relating to the manufacturing. A mark up for indirect costs, mainly in respect of warehousing, administrative and general administration expenses is also taken into account.
Market value is determined by estimating the proceeds of sales less, where applicable, all further costs to completion.
Work in progress is valued at direct material and labour expenses with an uplift for fixed and variable indirect costs relating to the manufacturing. A mark-up for indirect costs, mainly in respect of warehousing, administrative and general administration expenses, is also taken into account.
2.11 Receivables
Receivables are valued at nominal value less a provision for possibly uncollectible accounts and impairment taking into account any deferred income on inter company transactions which resulted from the receivable in question. The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts.
2.12 Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
2.13 Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.
2.14 Provisions and Asbestos related liabilities
Provisions are set up in respect of actual or specific risks and commitments existing at balance sheet date, of which the size is uncertain but can be estimated using a reliable method.
The other provisions are recognised at nominal value.
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into U.S. dollars at each reporting date. These assets and liabilities are commonly referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated profit and loss account during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.
Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.
Included in insurance receivable is $10.0 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated profit and loss account during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Liable Entities. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Liable Entities.
The portion of the KPMG Actuaries estimate that is expected to be met by the Liable Entities is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated profit and loss account during the period in which they occur.
The portion of the KPMG Actuaries estimate that is expected to be met by the workers’ compensation schemes or policies of the Liable Entities is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated profit and loss account.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are recorded at market value using the specific identification method.
AICF – Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
James Hardie 117 Pty Ltd (the Performing Subsidiary) is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in U.S. dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated profit and loss account.
2.15 Deferred tax assets and liabilities
Deferred tax assets and liabilities are included in respect of the timing differences in valuation of assets and liabilities for financial statement purposes and tax purposes. The deferred tax assets and liabilities are calculated based on tax rates prevailing at the year end or applicable future tax rates, in so far as already decreed by law. Deferred tax assets, including those resulting from loss carry-forwards, are valued if it can be reasonably assumed that these will be realised. The deferred tax assets and liabilities are included at nominal value.
2.16 Stock-Based Compensation
The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$7.2 million and US$7.7 million for the years ended 31 March 2009 and 2008, respectively.
2.17 Operational Leases
Lease contracts for which a large part of the risks and rewards incidental to ownership of the assets does not lie with the Company, are recognised as operational leases. Obligations under operational leases are recognised on a straight-line basis in the profit and loss account over the term of the contract, taking into account reimbursements received from the lessor.
2.18 Financial risk management
Foreign Currency
As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows.
The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2009, there were no material contracts outstanding.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Credit Risk
Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.
The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.
The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2009 and 2008, total credit exposure arising from forward exchange contracts was not material.
Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.
The maximum exposure of credit risk is represented by the carrying amount of each financial asset in the balance sheet.
Interest Rate Risk
The Company has market risk from changes in interest rates, primarily related to its borrowings. At 31 March 2009, all of the Company’s borrowings were variable-rate. From time to time, the Company may enter into interest rate swap contracts in an effort to mitigate interest rate risk. At 31 March 2009, the Company had four interest rate swap contracts with a fair value of US$1.9 million, which are included in Accounts payable and accrued liabilities. Movements in the fair value of these interest rate swaps are recorded in the Profit and Loss account in Financial income and expenses.
2.19 Retirement Plans
The Company sponsors both defined benefit and defined contribution retirement plans for its employees. Employer contributions to the defined contribution plans are recognised as periodic pension expense in the period that the employees’ salaries or wages are earned. Contributions payable and refunds receivable are included under current liabilities and current assets respectively. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company’s total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.
3 Principles of determination of result
3.1 General
The result represents the difference between the value of the goods delivered and costs for the year. The results on transactions are recognised in the year they are realised; losses are taken as soon as they are foreseeable.
3.2 Exchange rate differences
Exchange rate differences arising upon the settlement of monetary items are recognised in the profit and loss account in the period that they arise. Exchange rate differences on long-term loans relating to the financing of foreign participations are directly taken to shareholders’ equity.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
3.3 Net turnover
Net turnover represents the amounts charged/chargeable to third parties for goods delivered in the reporting year less discounts and excluding VAT. The Company recognises turnover when the risks and obligations of ownership have been transferred to the customer which generally occurs at the time of delivery to the customer.
3.4 Cost of sales
Cost of sales represents the direct and indirect expenses attributable to sales, including raw materials, consumables and other external costs, personnel costs in respect of production employee, depreciation costs relating to buildings and machinery and other operating costs that are attributable to cost of sales.
3.5 Costs
Costs are determined with due observance of the aforementioned accounting policies and allocated to the financial year to which they relate. Foreseeable and other obligations as well as potential losses arising before the financial year-end are recognised if they are known before the financial statements are prepared and provided all other conditions for forming provisions are met.
3.6 Selling expenses
Selling expenses concern the direct expenses of the sales activities. Selling expenses also include warehouse charges for finished goods and trade goods and the transport costs relating to the sales transactions.
3.7 General and administrative expenses
General and administrative expenses include the expenses of the Board of Directors and the corporate department.
3.8 Interest income and expense
Interest income and expense is recognised by taking account of the effective interest rate of the assets and liabilities concerned. When recognising the interest charges, the transaction cost on the loans received is taken into account by using the effective interest method.
3.9 Taxation
Tax on result is calculated by applying the current rate to the result for the financial year in the profit and loss account, taking into account tax losses carry-forward and tax exempt profit elements and after inclusion of non-deductible costs.
3.10 Earnings per share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

	31 March
(Millions except per share amounts)	2009	2008

Basic common shares outstanding	432.3	455.0
Dilutive effect of stock options	2.2	—

Diluted common shares outstanding	434.5	455.0

Net income (loss) per share — basic	$0.32	$(0.16)
Net income (loss) per share — diluted	$0.31	$(0.16)

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Potential common shares of 19.0 million and 10.4 million for the years ended 31 March 2009 and 2008, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
4 Notes to the consolidated balance sheet
4.1 Tangible fixed assets

			Machinery
			and	Assets under
(Millions of US dollars)	Land	Buildings	Equipment	construction	Total

1 April 2008
At cost	$17.2	$208.9	$840.5	$82.4	$1,149.0
Accumulated depreciation	—	(52.0)	(340.6)	—	(392.6)

Book value	17.2	156.9	499.9	82.4	756.4

Movements 2009
Additions	0.8	3.4	21.9		26.1
Transfer from assets under construction	—	—	30.8	(30.8)	—
Exchange differences	—	—	(25.1)	—	(25.1)
Depreciation	—	(9.4)	(47.0)	—	(56.4)
Other movement	—	—	(0.2)	—	(0.2)

	0.8	(6.0)	(19.6)	(30.8)	(55.6)

31 March 2009
At cost	18.0	212.3	867.9	51.6	1,149.8
Accumulated depreciation	—	(61.4)	(387.6)	—	(449.0)

Book value	$18.0	$150.9	$480.3	$51.6	$700.8

Weighted average depreciation rate	0.0%	4.4%	5.4%	0.0%	4.9%

Assets under construction consists of plant expansions and upgrades.
Depreciation expense for continuing operations was US$56.4 million and US$56.5 million for the years ended 31 March 2009 and 2008, respectively.
Included in tangible fixed assets are restricted assets of the AICF with a net book value of US$0.8 million and US$0.6 million as of 31 March 2009 and 2008, respectively.
4.2 Stocks

	31 March
(Millions of US dollars)	2009	2008

Raw materials and consumables	$48.9	$51.0
Work in progress	4.7	8.4
Finished goods	75.3	120.3

	$128.9	$179.7

The stock valuation includes value adjustments to lower market value of US$7.2 million (2008: US$7.1 million).
4.3 Receivables

	31 March
(Millions of US dollars)	2009	2008

Trade debtors	$96.6	$122.7
Taxation — VAT	4.4	6.5
Other receivables	11.8	4.2
Allowances for doubtful accounts	(1.4)	(2.0)

	$111.4	$131.4

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2009	2008

Balance at 1 April	$2.0	$1.5
Charged to expense	0.4	0.6
Costs and deductions	(1.0)	(0.1)

Balance at 31 March	$1.4	$2.0

4.4 Prepaid expenses and other current assets

	31 March
(Millions of US dollars)	2009	2008

Prepaid operating expenses	$8.0	$6.7
Prepaid other	0.4	1.0
Prepaid or refundable income tax	12.0	20.3

	$20.4	$28.0

4.5 Restricted Cash
Included in restricted cash is US$5.3 million and US$5.0 million related to an insurance policy as of 31 March 2009 and 31 March 2008, respectively.
4.6 Cash and cash equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.
Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2009	2008

Cash at bank and on hand	$8.9	$21.6
Short-term deposits	33.5	13.8

Total cash and cash equivalents	$42.4	$35.4

Short-term deposits are placed at floating interest rates varying between 0.18% to 5.00% and 2.14% to 2.93% as of 31 March 2009 and 2008, respectively.
4.7 Provision for product warranties
Movements in product warranty provisions are specified as follows:

(Millions of US dollars)	2009	2008

Balance at beginning of period	$17.7	$15.2
Accruals for product warranties	14.6	10.2
Settlements in cash or in kind	(7.1)	(7.9)
Foreign currency translation adjustments	(0.3)	0.2

Balance at end of period	$24.9	$17.7

Of the US$24.9 million provision, US$17.5 million has a remaining lifetime over one year.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.
Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$1.9 million and US$2.7 million as of 31 March 2009 and 2008, respectively.
4.8 Provisions for Asbestos liabilities
The AFFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilized by the Company to account for the AFFA are described in Note 2, Principles of valuation of assets and liabilities.
Asbestos Adjustments
The asbestos adjustments included in the consolidated profit and loss account comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2009	2008

Change in estimates:
Change in actuarial estimate — asbestos liability	$(180.9)	$(175.0)
Change in actuarial estimate — insurance receivable	19.8	27.4
Change in estimate — AICF claims-handling costs	(1.2)	(6.5)
Change in estimate — other	—	1.2

Subtotal — Change in estimates	(162.3)	(152.9)

Gain (loss) on foreign currency exchange	179.7	(87.2)

Total Asbestos Adjustments	$17.4	$(240.1)

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the “Net Amended FFA Liability”.

	31 March
(Millions of US dollars)	2009	2008

Asbestos liability — current	$(78.2)	$(78.7)
Asbestos liability — non-current	(1,206.3)	(1,497.8)

Asbestos liability — Total	(1,284.5)	(1,576.5)

Insurance receivable — current	12.6	14.1
Insurance receivable — non-current	149.0	194.3

Insurance receivable — Total	161.6	208.4

Workers’ compensation asset — current	0.6	6.9
Workers’ compensation asset — non-current	73.8	78.5
Workers’ compensation liability — current	(0.6)	(6.9)
Workers’ compensation liability — non-current	(73.8)	(78.5)

Workers’ compensation — Total	—	—

Deferred income taxes — current	12.3	9.1
Deferred income taxes — non-current	333.2	397.1

Deferred income taxes — Total	345.5	406.2

Income tax payable (reduction in income tax payable)	22.8	20.4
Other net liabilities	(2.0)	(3.4)

Net Amended FFA liability	(756.6)	(944.9)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	98.3	115.1

Unfunded Net Amended FFA liability	$(658.3)	$(829.8)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company will receive an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2009.
The changes in the asbestos liability for the year ended 31 March 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Asbestos liability — 31 March 2008	A$	(1,718.9)	1.0903	$(1,576.5)

Asbestos claims paid[1]		111.5	1.2600	88.5
AICF claims-handling costs incurred[1]		3.3	1.2600	2.6
Change in actuarial estimate[2]		(263.3)	1.4552	(180.9)
Change in estimate of AICF claims-handling costs[2]		(1.8)	1.4552	(1.2)
Gain on foreign currency exchange				383.0

Asbestos liability — 31 March 2009	A$	(1,869.2)	1.4552	$(1,284.5)

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Insurance Receivable — Asbestos
The changes in the insurance receivable for the year ended 31 March 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Insurance receivable — 31 March 2008	A$	227.2	1.0903	$208.4

Insurance recoveries[1]		(20.8)	1.2600	(16.5)
Change in actuarial estimate[2]		28.8	1.4552	19.8
Loss on foreign currency exchange				(50.1)

Insurance receivable — 31 March 2009	A$	235.2	1.4552	$161.6

Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the year ended 31 March 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Deferred tax assets — 31 March 2008	A$	442.9	1.0903	$406.2

Amounts offset against income tax payable[1]		(11.1)	1.2600	(8.8)
Impact of change in actuarial estimates[2]		70.9	1.4552	48.7
Loss on foreign currency exchange				(100.6)

Deferred tax assets — 31 March 2009	A$	502.7	1.4552	$345.5

The current deferred tax asset totals US$12.3 million and the long-term deferred tax asset totals US$333.2 million.
Income Tax Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2009 and 2008, this amount was US$22.8 million and US$20.4 million, respectively. During the year ended 31 March 2009, there was a US$6.3 million unfavourable effect of foreign exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.2 million and US$3.3 million at 31 March 2009 and 2008, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net asset of US$0.2 million at 31 March 2009 and a net liability of US$0.1 million at 31 March 2008. During the year ended 31 March 2009, there was a US$0.8 million favourable effect of foreign currency exchange on the other net liabilities.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended 31 March 2009, no short-term investments were purchased or sold.
The changes in the restricted cash and short-term investments of the AICF for the year ended 31 March 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Restricted cash and cash equivalents and restricted short-term investments — 31 March 2008	A$	125.5	1.0903	$115.1

Asbestos claims paid[1]		(111.5)	1.2600	(88.5)
Payments received in accordance with AFFA[3]		114.7	1.0648	107.7
Interest payments received in accordance with AFFA[3]		3.3	1.4368	2.3
AICF operating costs paid — claims-handling[1]		(3.3)	1.2600	(2.6)
AICF operating costs paid — non claims-handling[1]		(0.9)	1.2600	(0.7)
Insurance recoveries[1]		20.8	1.2600	16.5
Interest and investment income[1]		8.1	1.2600	6.4
Loss on investments[1]		(13.1)	1.2600	(10.4)
Other[1]		(0.5)	1.2600	(0.4)
Loss on foreign currency exchange				(47.1)

Restricted cash and cash equivalents and restricted short-term investments — 31 March 2009	A$	143.1	1.4552	$98.3

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2009 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

[3]	The weighted average exchange rate of the actual exchange rates received at time of payment is used to convert the Australian dollar amount to US dollars.
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2009. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.8 billion (US$1.2 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.1 billion (US$2.1 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2009 and to adjust for payments made to claimants during the year then ended.
In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2009, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.1 billion (US$2.1 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$462.3 million (US$317.7 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$83.5 million (US$57.4 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.2 billion (US$0.8 billion) to A$2.6 billion (US$1.8 billion) (undiscounted, but inflated, estimates of A$1.9 billion (US$1.3 billion) to A$5.5 billion (US$3.8 billion)), as of 31 March 2009. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2009		2008		2007		2006 [1]		2005
Number of open claims at beginning of period		523		490		564		712		687
Number of new claims		607		552		463		346		489
Number of closed claims		596		519		537		502		464
Number of open claims at end of period		534		523		490		556		712
Average settlement amount per settled claim	A$	190,638	A$	147,349	A$	166,164	A$	151,883	A$	157,594
Average settlement amount per case closed	A$	168,248	A$	126,340	A$	128,723	A$	122,535	A$	136,536

Average settlement amount per settled claim	US$	151,300	US$	128,096	US$	127,163	US$	114,318	US$	116,572
Average settlement amount per case closed	US$	133,530	US$	109,832	US$	98,510	US$	92,229	US$	100,996

[1]	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company’s financial statements were prepared.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
4.9 Liabilities

	31 March
(Millions of US dollars)	2009	2008

Long-term debt	$230.7	$174.5
Short-term debt	93.3	90.0

Total debt	$324.0	$264.5

Long-term debt consists of the following components:

	2009	2008

US$ noncollateralised notes — current portion	$—	$—
Long-term debt	230.7	174.5

Total debt falling due between 2 and 5 years at 1.48% and 3.63% weighted average rates	$230.7	$174.5

At 31 March 2009, the Company’s credit facilities currently consist of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	1.43%	68.3	43.3

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.85%	50.0	50.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	1.37%	245.0	205.7

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.78%	45.0	25.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$498.3	$324.0

Credit facilities as of 31 March 2009 consist of 364-day facilities in the amount of US$68.3 million, which as of 31 March 2009, mature in June 2009. The Company is aware that US$51.6 million of this amount will not be extended. The Company has requested extensions of the maturity date of the remaining US$16.7 million of such credit facilities.
For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. At 31 March 2009, there was US$324.0 million drawn under the combined facilities and US$174.3 million was available.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
At 31 March 2009, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of its Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Final Funding Agreement in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.
The Company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unutilised committed facilities and anticipated future net operating cash flows.
Currency
All loans are contracted in US$.
Indemnities granted
None of the assets are pledged as security for the redemption of amounts payable to credit institutions.
4.10 Other long term liabilities
Other liabilities consist of the following components:

	31 March
(Millions of US dollars)	2009	2008

Employee entitlements	$6.0	$6.4
Product liability	0.4	—
Uncertain tax positions	13.7	123.7
Employee bonuses	—	—
Other	43.2	57.4

Total non-current other liabilities	$63.3	$187.5

4.11 Accounts payable and accrued liabilities

	31 March
(Millions of US dollars)	2009	2008

Accrued trade payables	$43.8	$64.3
Other payables for trading activities	37.2	25.6
Other payables	8.1	17.7

Total accrued payables	$89.1	$107.6

4.12 Accrued payroll and employee benefits

	31 March
(Millions of US dollars)	2009	2008

Accrued wages and salaries	$7.7	$10.1
Accrued employee benefits	8.6	10.2
Accrued other	19.2	16.7

Total accrued payroll and employee benefits — current	$35.5	$37.0

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
4.13 ATO — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing for RCI’s trial is scheduled to take place no later than September 2009.
The Company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2009 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to 31 March 2009 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit. As at 31 March 2009 and 2008, this deposit totaled US$173.5 million and US$205.8 million, respectively.
4.14 ATO Settlement
As announced on 12 December 2008, the Company and the ATO reached an agreement that finalised tax audits being conducted by the ATO on the Company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended 31 March 2007.
The agreed settlement, made without concessions or admissions of liability by either the Company or the ATO, required the Company to pay an amount of A$153.0 million (US$101.6 million) in December 2008.
4.15 Internal Revenue Service (IRS) — Notice of Proposed Adjustment (NOPA)
On 23 June 2008, the IRS had issued the Company with a NOPA that concluded that the Company did not qualify for the United States — Netherlands Treaty Limitations on Benefits (“LOB”) provision of the US-Netherlands Treaty applying from early 2006 and that accordingly it was not entitled to beneficial withholding tax rates on payments from the Company’s United States subsidiaries to its Netherlands companies for the calendar years 2006 and 2007.
On 15 April 2009 the Company announced that the Appeals Division of the IRS had entered into a settlement agreement with the Company’s subsidiaries in which the IRS conceded its position in full with regard to its assertion in the NOPA. The IRS has concluded that, for those years, the Company is entitled to reduced withholding tax rates under the LOB for certain payments from the Company’s United States subsidiaries to its Netherlands companies. There is no impact on the Company’s fiscal year 2009 results. This agreement applies only to the 2006 and 2007 calendar years and does not affect or limit the IRS’ ability to challenge the Company’s qualification for benefits in later years.
4.16 Contingent liabilities
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
ASIC Proceedings
Judgment
On 23 April 2009, Justice Gzell delivered judgment in the civil proceedings commenced by the Australian Securities & Investments Commission (“ASIC”) in February 2007 in the Supreme Court of New South Wales against the Company, a former related entity JHIL (now ABN 60), and ten former directors and officers. The trial of the proceedings concluded in early March 2009.
As against the Company, Justice Gzell found that:
–	the Company breached section 1041E of Australia’s Corporations Act 2001 (Cth) (“Act”) (false or misleading statements) and section 1041H of the Act (misleading or deceptive conduct) by delivering a set of slides to the Australian Securities Exchange (“ASX”) in June 2002 that referred to the creation and funding of the Medical Research and Compensation Fund by ABN 60 in February 2001, and

–	the Company breached section 674(2) of the Act (continuous disclosure) in the period 25 March to 30 June 2003 in not disclosing the transfer of JHIL out of the James Hardie Group.
However, Justice Gzell dismissed the remaining allegations made by ASIC against the Company in relation to statements made by its former CEO, Peter Macdonald, in Edinburgh and London in June 2002.
Justice Gzell also made breach findings against ABN 60 and each of the former directors and officers (details of which may be obtained from ASIC’s website), but also dismissed several allegations made by ASIC against these parties.
A further hearing began on 27 July 2009 in relation to exoneration and penalties which may involve further evidence. Orders as to costs and penalties are expected to be entered after this process.
Appeal
The Company is considering its position regarding an appeal as are the other parties, as the Company understands it.
Indemnities
As noted previously, the Company has entered into deeds of indemnity with certain of its directors and officers, as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, the examination of those persons by ASIC delegates and in respect of their defence costs of the ASIC proceedings. The Company has and may continue to incur costs under these indemnities which may be significant. In this respect, the Company has obligations, or has offered, to advance funds in respect of defence costs and such advances have been and may continue to be made. Currently, a portion of the defence costs of former directors are being advanced by third parties, with the Company paying the balance. Based upon the information available to it presently, the Company expects this arrangement to continue. The Company notes that other recoveries may be available, including as a result of repayments by former directors and officers in accordance with the terms of their indemnities. It is the Company’s policy to expense legal costs as incurred. The Company may also incur a liability to meet a proportion of ASIC’s costs of the ASIC proceedings to the extent it was successful against the Company and individual defendant who are indemnified by the Company, the Court makes a cost order to this effect, and the costs payable are not offset by any costs claims the Company or indemnified defendants may have against ASIC in relation to an interlocutory appeal or which it is not reasonable for ASIC to claim.
There remains uncertainty surrounding the likely outcome of the ASIC proceedings and any potential appeals. There is a possibility that the Company could become responsible for other amounts in addition to the defence costs, such as a proportion of ASIC’s costs, as noted above. However, at this stage, the Company believes that although such amounts are reasonably possible, the amount or range of such amounts is not estimable.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Chile Litigation
On 24 April 2009, a trial court in Santiago, Chile awarded the equivalent of US$13.4 million in damages against Fibrocementos Volcan Limitada (“FC Volcan”, the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada (“Cementa”) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fibre cement manufacturer in Chile Producción Química y Electrónica Quimel S.A. (“Quimel”) also joined the proceedings.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the Company had agreed to indemnify the buyer subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings, and the Company retained conduct of the defence of the matters.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing. This action resulted in the US$13.4 million damages award which is now the subject of the appeal by FC Volcan.
Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. On 24 June 2009 the Chilean trial court dismissed the claim filed by Quimel against FC Volcan. Quimel has appealed the trial court decision, but a date for the appeal has not yet been set.
The Company denied and continues to deny the allegations of predatory pricing in Chile. The Company retained conduct of the appeal of the two civil damages matters. The Company intends to vigorously pursue all appellate and other alternatives as it does not concur with the decision of the trial court. The Company also intends to exercise its rights under the indemnification provisions, including applicable conditions and limitations.
As at 31 March 2009 management believes it has adequately provided for this contingency.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters is not expected to have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, ASIC proceedings, the Chile litigation and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2009:

Years ending 31 March:	(Millions of US dollars)

2010	$14.0
2011	12.2
2012	11.0
2013	10.4
2014	10.3
Thereafter	38.9

Total	$96.8

Rental expense amounted to US$14.5 million and US$10.2 million for the years ended 31 March 2009 and 2008, respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$0.6 million at 31 March 2009.
4.17 Group equity

	Issued and	Share
	paid in	premium	Accumulated	Current year	Cumulative	Treasury
(Millions of US dollars)	capital	account	deficit	results	translation	Stock	Total

Balances as of 1 April 2008	$219.7	$176.9	$(612.1)	$—	$16.9	$(4.0)	$(202.6)

Other Income:
Net income	—	—	—	136.3	—	—	136.3
Pension and post-retirement benefit adjustment	—	—	—	—	0.7	—	0.7
Unrealised gain on investments	—	—	—	—	4.4	—	4.4
Foreign currency translation loss	—	—	—	—	(19.8)	—	(19.8)

Total income	—	—	—	—	—	—	121.6

Dividends paid	—	—	(34.6)	—	—	—	(34.6)
Stock compensation	—	7.2	—	—	—	—	7.2
Tax benefit from stock options exercised	—	(0.4)	—	—	—	—	(.4)
Stock options exercised	—	0.1	—	—	—	—	0.1
Treasury stock retired	(0.5)	(3.5)	—	—	—	4.0	—

Balances as of 31 March 2009	$219.2	$180.3	$(646.7)	$136.3	$2.2	$—	$(108.7)

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other income in group equity.
On 15 August 2007, the Company announced a share repurchase program of up to 10% of the Company’s issued capital, approximately 46.8 million shares. The Company repurchased nil and 35.7 million shares of common stock during the years ended 31 March 2009 and 2008, respectively. The shares repurchased during the year ended 31 March 2008 had an aggregate cost of A$236.4 million (US$208.0 million) and the average price paid per share of common stock was A$6.62 (US$5.83). The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The Company officially cancelled 35.0 million shares on 31 March 2008. On 27 March 2009, the Company cancelled the remaining 0.7 million shares held in treasury. The Company ceased the share repurchase program on 20 August 2008.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
5. Notes to the consolidated profit and loss account
5.1 Cost of sales
Cost of sales consists of the following:

	31 March
	2009	2008

Direct costs	$571.9	$669.8
Indirect costs	127.0	139.3
Freight	114.9	129.7

	$813.8	$938.8

Direct costs included the cost of raw materials, direct labor, variable overhead and plant utilities. Indirect costs comprises mostly of fixed overhead costs, and freight includes inbound and outbound freight associated with the production and sale of our products.
5.2 Selling, General and Administrative expenses
The selling and administration expenses include wages and salaries, and social security costs. These consist of the following:

	31 March
	2009	2008

Wages and salaries	$35.3	$38.3
Pension costs	4.7	6.1
Other social security costs	9.1	4.1
Stock Compensation	7.2	7.7

	$56.3	$56.2

The pension costs are determined based on the premiums payable in respect of the financial year and the proportionately calculated purchase prices to redeem the past-service liabilities incurred in the financial year and premiums.
Total research and development costs included in general and administrative expenses were US$23.8 million and US$27.3 million, respectively.
A foreign exchange gain of US$2.8 million was incurred during the financial year (2008: US$0.9 million loss).
5.3 Stock-based compensation
At 31 March 2009, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI NV 2001 Equity Incentive Plan; the 2005 Managing Board Transitional Stock Option Plan; the Long-Term Incentive Plan 2006 as amended in 2008 and the Supervisory Board Share Plan 2006.
Compensation expense arising from equity award grants as estimated using pricing models was US$7.2 million and US$7.7 million for the years ended 31 March 2009 and 2008, respectively. As of 31 March 2009, the unrecorded deferred stock-based compensation balance related to equity awards was US$9.9 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.5 years.
JHI NV 2001 Equity Incentive Plan
Under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by our shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.
On 19 October 2001 (the grant date), JHI NV granted options to purchase 5,468,829 shares of the Company’s common stock under the 2001 Equity Incentive Plan to key US executives in exchange for their previously

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

		October 2001
	Original	Number	Option
Original Shadow	Exercise	of Options	Expiration
Share Grant Date	Price	Granted	Date

November 1999	A$3.82	1,968,544	November 2009
November 2000	A$3.78	3,500,285	November 2010
As set out in the plan rules, the exercise prices and the number of shares available on exercise are adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices were reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.
Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.
The following table summarises the additional option grants:

	Original	Number	Option
Share Grant	Exercise	of Options	Expiration
Date	Price	Granted	Date

December 2001	A$5.65	4,248,417	December 2011
December 2002	A$6.66	4,037,000	December 2012
December 2003	A$7.05	6,179,583	December 2013
December 2004	A$5.99	5,391,100	December 2014
February 2005	A$6.30	273,000	February 2015
December 2005	A$8.90	5,224,100	December 2015
March 2006	A$9.50	40,200	March 2016
November 2006	A$8.40	3,499,490	November 2016
March 2007	A$8.90	179,500	March 2017
March 2007	A$8.35	151,400	March 2017
December 2007	A$6.38	5,031,310	December 2017
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.
Under the 2001 Equity Incentive Plan, the Company granted 1,690,711 and nil restricted shares of common stock to its employees in the years ended 31 March 2009 and 2008, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of shares that may be issued and outstanding or subject to outstanding options under this plan without further shareholder approval is 1,320,000 shares. At 31 March 2009 and 2008, there were 1,320,000 options outstanding under this plan.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.
Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company’s Managing Board and to Executives. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. In August 2007 an additional 1,016,000 options were granted to the Managing Board under the LTIP. The vesting of these options are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At 31 March 2009, there were 2,148,000 options outstanding under this plan.
Under the LTIP, the Company granted 1,569,622 and nil restricted shares of common stock to its employees in the years ended 31 March 2009 and 2008, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria.
Supervisory Board Share Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its Supervisory Board Share Plan with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2009, 79,342 shares had been acquired under this plan.
Stock Options
The following table summarises all of the Company’s stock options available for grant and the movement in all of the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price
Balance at 31 March 2007	19,420,793	18,939,817	A$7.52

Granted	(6,047,310)	6,047,310	A$6.62
Exercised	—	(606,079)	A$6.33
Forfeited	2,190,811	(2,190,811)	A$7.79

Balance at 31 March 2008	15,564,294	22,190,237	A$7.29

Newly Authorised	4,291,230	—
Granted	—	—
Exercised	—	(25,000)	A$5.99
Forfeited	3,892,309	(3,892,309)	A$7.34

Balance at 31 March 2009	23,747,833	18,272,928	A$7.28

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
The Company accounts for stock options in accordance with the fair value provisions of RJ275, which requires the Company to estimate the value of stock options issued and recognise this estimated value as compensation expense over the periods in which the stock options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
There were no stock options granted during the year ended 31 March 2009. For the year ended 31 March 2008 the Company granted 5,031,310 stock options under the 2001 Equity Incentive Plan. For the year ended 31 March 2008 the Company granted 1,016,000 stock options under the LTIP.
No share options were exercised by directors of the Company during the year.
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using the Black-Scholes option-pricing model during the years ended 31 March:

	2008

Dividend yield		5.0%
Expected volatility		30.0%
Risk free interest rate		3.4%
Expected life in years		4.4
Weighted average fair value at grant date	A$	1.13
Number of stock options		5,031,310
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using a binomial lattice model that incorporates the Monte Carlo method during the years ended 31 March:

	2008

Dividend yield		5.0%
Expected volatility		32.1%
Risk free interest rate		4.2%
Weighted average fair value at grant date	A$	3.14
Number of stock options		1,016,000
The total intrinsic value of stock options exercised was nil and A$1.2 million for the years ended 31 March 2009 and 2008, respectively.
The weighted average grant-date fair value of stock options granted was A$1.47 during the year ended 31 March 2008.
Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil for the years ended 31 March 2009 and 2008.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
The following table summarises outstanding and exercisable options as of 31 March 2009:

	(In Australian dollars)
	Options Outstanding						Options Exercisable
		Weighted	Weighted					Weighted
		Average	Average		Aggregate			Average		Aggregate
Exercise		Remaining	Exercise		Intrinsic			Exercise		Intrinsic
Price	Number	Life (in Years)	Price		Value		Number	Price		Value
A$3.09	409,907	1.6	A$	3.09		454,997	409,907	A$	3.09	A$	454,997
3.13	100,435	0.6		3.13		107,465	100,435		3.13		107,465
5.06	617,592	2.7		5.06		—	617,592		5.06		—
5.99	2,226,125	5.7		5.99		—	2,226,125		5.99		—
6.30	93,000	5.9		6.30		—	93,000		6.30		—
6.38	3,408,084	8.7		6.38		—	1,010,930		6.38		—
6.45	851,000	3.6		6.45		—	851,000		6.45		—
7.05	2,019,250	4.7		7.05		—	2,019,250		7.05		—
7.83	1,016,000	8.4		7.83		—	—		—		—
8.35	151,400	8.0		8.35		—	75,700		8.35		—
8.40	3,143,835	7.6		8.40		—	1,124,656		8.40		—
8.53	1,320,000	6.7		8.53		—	1,320,000		8.53		—
8.90	2,876,100	6.7		8.90		—	2,867,550		8.90		—
9.50	40,200	6.9		9.50		—	40,200		9.50		—

Total	18,272,928	6.6	A$	7.27	A$	562,462	12,756,345	A$	6.83	A$	562,462

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$4.20 as of 31 March 2009, which would have been received by the option holders had those option holders exercised their options as of that date.
Restricted Stock
The Company accounts for restricted stock in accordance appropriate accounting statndards, which require the Company to estimate the value of restricted stock issued and recognise this estimated value as compensation expense over the periods in which the restricted stock vests.
The following table summarises all of the Company’s restricted stock activity during the noted period:

		Weighted
		Average Grant
	Shares	Date Fair Value
Nonvested at 1 April 2008	—	—
Granted	3,260,333	A$3.98
Vested	(24,052)	A$3.85
Forfeited	(245,220)	A$4.40

Nonvested at 31 March 2009	2,991,061	A$3.95

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
Restricted Stock — time vesting
The Company granted restricted stock units to employees as follows:

		Restricted
		Stock Units
Grant Date	Equity Award Plan	Granted

17 June 2008	JHI NV 2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	JHI NV 2001 Equity Incentive Plan	992,271

		1,892,035

The fair value of each restricted stock unit is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.
The following table includes the assumptions used for restricted stock grants valued during the year ended 31 March 2009. There were no restricted stock units granted during the years ended 31 March 2008 and 2007.

	17 June 2008		15 September 2008		17 December 2008
	Grant		Grant		Grant

Dividend yield		$0.20 per annum		$0.20 per annum		2.9%
Risk free interest rate		2.9%		1.8%		1.3%
Expected life in years		2.0		2.0		3.0
JHX stock price at grant date	A$	4.93	A$	4.98	A$	3.85
Number of restricted stock units		698,440		201,324		992,271
Restricted Stock — market condition
Under the terms of the Long-Term Incentive Plan (LTIP) the Company granted 1,368,298 restricted stock units to members of executive management. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP rules.
The fair value of each restricted stock unit, granted under the LTIP, is estimated using the Monte Carlo method.
The following table includes the assumptions used for restricted stock grants, under the LTIP, valued during the year ended 31 March 2009. There were no restricted stock units granted during the years ended 31 March 2008 and 2007.

	15 September 2008		17 December 2008
	Grant		Grant

Dividend yield		3.9%		2.9%
Expected volatility		34.9%		37.6%
Risk free interest rate		2.6%		1.3%
Expected life in years		3.0		3.0
JHX stock price at grant date	A$	4.98	A$	3.85
Number of restricted stock units		822,541		545,757

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
5.4 Amortisation of intangible fixed assets and depreciation of tangible fixed assets and other changes in value
The Cost of goods sold include amortisation, depreciation and impairment of tangible and intangible fixed assets. These consist of the following components:
Depreciation expenses was US$56.4 million and US$56.5 million for the years ended 31 March 2009 and 2008, respectively.
5.5 Financial income and expenses

	Year ended 31 March
(Millions of US dollars)	2009	2008

Interest income	8.2	12.2
Interest expense	(11.2)	(11.1)

	$(3.0)	$1.1

5.6 Other non-operating expense
During the financial year the Company incurred losses of US$14.8 million (2008: nil) due to the impairment of investments.
5.7 Income taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) for continuing operations consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2009	2008

Income (loss) from ordinary activities before income taxes:
Domestic	$24.6	$80.1
Foreign	131.2	(115.6)

Income (loss) from ordinary activities before income taxes:	$155.8	$(35.5)

Income tax (expense) benefit:
Current:
Domestic	$(0.1)	$(7.1)
Foreign	37.4	(102.1)

Current income tax expense	37.3	(109.2)

Deferred:
Domestic	(0.1)	(0.2)
Foreign	(56.7)	73.3

Deferred income tax expense	(56.8)	73.1

Total income tax expense	$(19.5)	$(36.1)

The taxation on result on ordinary activities can be specified as follows:

	2009	2008
Profit / (loss) from ordinary activities before taxation	155.8	(35.5)
Taxation expense on result on ordinary activities	(19.5)	(36.1)

Effective tax rate	13%	102%
Applicable tax rate	30%	29%

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
The applicable tax rate is based on the relative proportion of the group companies’ contribution to the result and the tax rates ruling in the countries concerned. The main differences between the effective tax rate and the applicable tax rate are:
The effective tax rate differs mainly from the applicable tax rate due to the asbestos liability deferred tax benefit arising from the anticipated contributions under the AFFA.
Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax benefit (expense) from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2009	2008

Income tax (expense) benefit computed at statutory tax rates	$(47.0)	$7.8
US state income taxes, net of the federal benefit	(2.9)	(1.9)
Asbestos — effect of foreign exchange	51.2	(27.5)
Benefit from Dutch financial risk reserve regime	1.8	7.3
Expenses not deductible	(7.8)	(3.2)
Non-assessable items	1.6	2.7
Losses not available for carryforward	(4.1)	(1.4)
Change in reserves	(13.4)	(18.5)
Other items	1.1	(1.4)

	$(19.5)	$(36.1)

Effective tax rate	12.5%	101.7%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2009	2008

Deferred tax assets:
Asbestos liability	$345.5	$406.2
Other provisions and accruals	28.5	27.0
Net operating loss carryforwards	1.9	6.3
Capital loss carryforwards	22.8	40.0
Taxes on intellectual property transfer	3.6	6.5
Prepayments	4.2	2.9
Foreign currency movements	6.6	—
Other	2.1	0.8

Total deferred tax assets	415.2	489.7
Valuation allowance	(22.8)	(45.1)

Total deferred tax assets, net of valuation allowance	392.4	444.6

Deferred tax liabilities:
Property, plant and equipment	(105.7)	(93.4)
Accrued interest income	(7.5)	—
Foreign currency movements	—	(15.2)

Total deferred tax liabilities	(113.2)	(108.6)

Net deferred tax assets	$279.2	$336.0

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian capital loss carryforwards. The valuation allowance decreased by US$22.3 million

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
during the fiscal year 2009 due to foreign currency movements and write-offs of certain losses as part of the ATO settlement.
At 31 March 2009, the Company had Australian tax loss carryforwards of approximately US$1.9 million that will never expire.
At 31 March 2009, the Company had US$76.0 million in Australian capital loss carryforwards which will never expire. At 31 March 2009, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.
At 31 March 2009, the undistributed earnings of non-Dutch subsidiaries approximated US$724.9 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
The Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
In fiscal years 2009 and 2008, the Company recorded income tax benefit of US$3.0 million and nil, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, and various states and foreign jurisdictions including Australia and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2007. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2002. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007.
The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes do not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed for calendar year 2008 and subsequent periods.
On 1 April 2007, the Company modified its accounting policy relating to uncertainty in income taxes. This change resulted in the reduction of the Company’s consolidated beginning retained earnings of US$78.0 million. As of that date, the Company had US$39.0 million of gross unrecognised tax benefits that, if recognised, would affect the effective tax rate. As of the adoption date, the Company’s opening accrual for interest and penalties was US$39.7 million.
As of 31 March 2009 the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is a benefit of US$12.3 million and an expense of US$16.0 million, respectively.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(US$ millions)	tax benefits	Penalties
Balance at 1 April 2007	$39.0	$39.7
Additions for tax positions of the current year	1.3	—
Additions for tax positions of prior year	16.0	1.8
Foreign currency translation adjustment	5.6	5.5

Balance at 31 March 2008	$61.9	$47.0
Additions for tax positions of the current year	1.7	—
Additions for tax positions of prior year	37.3	(14.3)
Settlements paid during the current period	(72.0)	(39.6)
Foreign currency translation adjustment	(16.6)	(9.1)

Balance at 31 March 2009	$12.3	$(16.0)

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the years ended 31 March 2009 and 2008, the total amount of interest and penalties recognised in tax expense/(benefit) was a benefit of US$14.3 million and an expense of US$1.8 million, respectively.
The liabilities associated with uncertain tax positions are included in other non-current liabilities on the Company’s consolidated balance sheet.
A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
6. Supplementary information
6.1 Segment reporting
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and roofing operations in the United States. The roofing plant was closed and the business ceased operations in April 2006. On 22 May 2008, the Company announced plans to cease production at its Plant City, Florida Hardie Pipe plant in the US. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location. As the business segmentation is primarily based on geographic location, a separate presentation of results by geographical area does not provide significant further insight to the business and has not been presented.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
As at and for the year ended 31 March 2009

	USA and
	Europe Fibre		Research &	General
(Millions of US dollars)	Cement	Asia Pacific	Development	Corporate	Total

Profit and Loss:

Net turnover[1]	929.3	273.3	—	—	1,202.6

Net sales margin	199.3	47.1	(18.9)	(53.9)	173.6

Net result after taxation[2]	199.3	47.1	(18.9)	(91.2)	136.3

Assets and Liabilities:

Total assets	772.6	167.9	12.2	946.0	1,898.7

Total liabilities	211.2	323.5	38.1	1,434.6	2,007.4

Other Segment Information:

Additions to fixed assets	20.1	5.0	0.7	0.3	26.1

Depreciation	45.3	10.0	1.0	0.1	56.4
As at and for the year ended 31 March 2008

	USA and
	Europe Fibre		Research &	General
(Millions of US dollars)	Cement	Asia Pacific	Development	Corporate	Total

Profit and Loss:

Net turnover	1,170.5	298.3	—	—	1,468.8

Net sales margin	235.2	50.3	(18.1)	(304.0)	(36.6)

Assets and Liabilities:

Total assets	846.4	218.3	13.9	1,101.3	2,179.9

Total liabilities	220.8	374.2	48.1	1,739.4	2,382.5

Other Segment Information:

Additions to fixed assets	31.5	5.5	1.5	—	38.5

Depreciation	45.1	10.9	0.6	(0.1)	56.5

1	Inter-segmental sales are not significant.

2	Other non-operating expense, financial income and expenses, and income taxes are not applied to individual business segments but rather disclosed entirely within General Corporate.

James Hardie Industries N.V.
Notes to the Consolidated Financial Statements
6.2 Employees
As of 31 March 2009 2,300 employees were employed by the Company, allocated by business segment as follows:

	31 March
	2009	2008

USA and Europe Fibre Cement	1,357	1,855
Asia Pacific Fibre Cement	784	834
Research and Development	106	111
Other	—	34
Corporate	53	48

Total from continuing operations	2,300	2,882

6.3 Financial instruments
Fair Values
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	31 March
	2009		2008
(Millions of US dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value

Long-term debt
Floating	$230.7	$230.7	$174.5	$174.5
Fixed	—	—	—	—

Total	$230.7	$230.7	$174.5	$174.5

Fair values of long-term debt were determined by reference to the 31 March 2009 and 2008 market values for comparably rated debt instruments.
Related Party Transactions
Existing Loans to our Directors and Directors of our Subsidiaries
At March 31, 2009, loans totalling $11,065 were outstanding from certain executive directors or former directors of subsidiaries of JHI NV. Loans are interest free and repayable from dividend income earned by, or capital returns from, securities acquired. The loans are collateralized by CUFS. No new loans to Directors or executive officers of JHI NV and no modifications to existing loans have been made since December 1997.
During fiscal year 2009, repayments totalling $1,369 were received. In addition, one former executive director of a subsidiary repaid his loan in full on August 28, 2008, leaving only one former executive director with a loan outstanding.
During fiscal year 2008, repayments totalling $5,419 were received from two former executive directors of subsidiaries.
During fiscal year 2008, an executive director of a subsidiary resigned with loans outstanding of $16,075. This director has two years from the date of his resignation to repay such loan.
Business relationships of Directors
Deputy Chairman Mr. McGauchie was for all of fiscal year 2009 a director of Telstra Corporation Limited from whom the Company purchases communications services. Supervisory Board director Mr. van der Meer is a Supervisory Board director of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide various financial services to the Company. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these directors had significant influence over these transactions.

James Hardie Industries N.V.
Company Financial Statements

James Hardie Industries N.V. and Subsidiaries
Company Balance Sheet
(before proposed appropriation of net result)

		31 March
Millions of US dollars	Notes	2009	2008

Assets

Fixed assets	4	4,028.1	4,146.2

Current assets
Receivables		14.5	8.2
Due from group company		16.9	90.0
Prrepayments		4.5	—
Deferred Tax Asset		11.1	1.0
Cash and bank balances		0.4	0.5

Total current assets		47.4	99.7

		4,075.5	4,245.9

Liabilities

Shareholders’ equity	6
Called-up and paid-in share capital		337.2	402.6
Share premium account		618.8	615.4
Merger revaluation account		(623.5)	(623.5)
Retained earnings opening		1,006.3	1,160.1
Dividends paid		(34.6)	(126.2)
Treasury Stock Retired		—	(157.6)

Retained earnings closing		971.7	876.3
(Loss)/income for the year		(36.8)	130.0
Cumulative translation reserve		(99.9)	(89.9)
Treasury Stock		—	(4.0)

		1,167.5	1,306.9

Long-term liabilities
Due to group company		350.1	397.7
Deferred income	5	2,500.0	2,500.0
Deferred Tax Liability		10.1	—
Other Non Current Liabilites		0.3	3.5

		2,860.5	2,901.2

Current liabilities
Accounts Payable		10.1	2.5
Due to group company		—	6.2
Income tax payable		7.3	12.4
Provisions		15.4	5.0
Other Current Liabilites		14.7	11.7

Total current liabilities		47.5	37.8

		4,075.5	4,245.9

James Hardie Industries N.V. and Subsidiaries
Profit and Loss account

	Years ended 31 March
Millions of US dollars	2009	2008

(Loss)/income net of tax	(28.7)	95.8
Results from participation after tax	(8.1)	34.3

Result after taxation	(36.8)	130.1

James Hardie Industries N.V.
Notes to the Company Financial Statements
1. General
James Hardie Industries N.V. is incorporated in The Netherlands with its corporate seat in Amsterdam. Its executive offices are located at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.
Since the profit and loss account 2009 of JHINV is included in the consolidated financial statements, a summarised profit and loss account is disclosed in accordance with Article 2:402 Netherlands Civil Code.
2. Basis of presentation
The functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.
3. Summary of significant accounting policies
General
The Company’s financial statements were prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code and the firm pronouncements in the Dutch Accounting Standards as issued by the Dutch Accounting Standards Board. The accounting policies applied are the same as the policies disclosed in the consolidated financial statements, unless otherwise stated.
Investments in subsidiaries
The investment in subsidiaries is recorded using the net asset value method to reflect the net asset value of the subsidiaries. Investments with a negative net equity are valued at nil.
4. Financial fixed assets

Movements in financial fixed assets
	Other	Intercomp	Investments in
Millions of US dollars	participations	any loans	subsidiaries	Total

1 April 2008
Opening balance	798.0	2,981.8	366.4	4,146.2

Additions	—	39.9	—	39.9
Repayments	—	(75.0)	—	(75.0)
Result participation	—	—	(8.1)	(8.1)
Exchange differences	—	—	(74.9)	(74.9)
Other movements	—	—	—	—

Balance at 31 March 2008	798.0	2,946.7	283.4	4,028.1

In March 2006, the Company’s investment in James Hardie Building Products Inc. was sold to a wholly owned subsidiary, James Hardie International Holdings BV, for US$2.5 billion. Sales proceeds were comprised of a US$1.702 billion note receivable from James Hardie International Holdings BV and A shares valued at US$0.798 billion
The intercompany loans balance has been bifurcated as follows during the financial year 2008:
– US$1.702 billion (being the existing loan borrowed in March 2006) as an interest free loan; the loan does not have a repayment schedule.
– Remaining balance (US$ 1.280 billon which includes interest accrued through 31 March 2009) as an interest bearing loan. This second loan does have a repayment schedule for a term of 15 years.
The balance as at 31 March 2009 represents the 100% shareholding in James Hardie N.V. (corporate seat in Amsterdam, Netherlands), James Hardie Research (Holdings) Pty Ltd (corporate seat in Sydney, Australia), RCI

James Hardie Industries N.V.
Notes to the Company Financial Statements
Holdings Pty Ltd (corporate seat in Sydney, Australia), James Hardie International Holdings BV (corporate seat in Amsterdam, Netherlands), James Hardie Insurance Ltd (corporate seat in Guernsey), and James Hardie International Finance Sub II (corporate seat in Amsterdam, Netherlands).
5. Other liabilities.
On 31 March 2006 a restructuring of the group was completed. This included the downstream sale, based on fair value of US$2.5 billion, of James Hardie Building Products Inc. Prior to the restructure the investment in James Hardie Building Products Inc. was carried at zero. As there is no realisation of profits outside the group the resulting income is deferred and recorded under other liabilities.
The Company has no assets under finance leases.
6. Shareholders’ Equity and current year results
Movements in the difference between the company and consolidated equity and profit/loss in the financial year are as follows:

		Share	Merger
	Issued and	premium	revaluation	Retained	Undistributed	Cumulative	Treasury
Millions of US dollars	paid in capital	account	account	earnings	Profit	translation	Stock	Total
Balance 1 April 2008	402.6	615.4	(623.5)	876.3	130.0	(89.9)	(4.0)	1,306.9
Issue of ordinary shares	—	0.1	—	—	—	—	—	0.1
Appropriation of 2008 result	—	—	—	130.0	(130.0)	—	—	—
Treasury Stock Retired	(0.5)	(3.5)	—	—	—	—	4.0	—
Ordinary dividend	—	—	—	(34.6)	—	—	—	(34.6)
Result current year	—	—	—	—	(36.8)	—	—	(36.8)
Exchange differences	(64.9)	—	—	—	—	(10.0)	—	(74.9)
Other	—	6.8	—	—	—	—	—	6.8

Balance 31 March 2009	337.2	618.8	(623.5)	971.7	(36.8)	(99.9)	—	1,167.5

Difference in equity
Millions of US dollars
Equity according to consolidated financial statements	(108.7)
Difference in unrealised gain/loss on investment	—
Difference in pension accounting	1.4
Difference in the CTA movement	(103.5)
Difference in CTA on Issued capital	118.0
Results from participations	1,260.3

Equity according to company financial statements	1,167.5

The difference between equity according to the company balance sheet and equity according to the consolidated balance sheet is due to the fact that the consolidated participating interest James Hardie International Holdings B.V. and James Hardie International Finance Sub II have negative net asset values but are carried at nil in the company balance sheet.

Difference in profit (loss)
Millions of US dollars
Profit according to consolidated financial statements	136.3
Results from participations	(173.1)

Loss according to company financial statements	(36.8)

The issued share capital at 31 March 2009 amounts to Euro 255.0 million (2008: Euro 255.0 million). The US dollar equivalent is US$402.6 million and US$337.2 million, respectively. The exchange rate used to translate the issued share capital at 31 March 2009 was 1.3243:1 (2008: 1.5789:1).

James Hardie Industries N.V.
Notes to the Company Financial Statements
The Company had 2,000,000,000 authorised ordinary shares and 432,263,720 and 432,214,668 issued ordinary shares at 31 March 2009 and 2008, respectively. The shares have a par value of Euro 0.59 per share.
7. Provision on negative net equity of consolidated companies
Relating to the asbestos claim, management deem that the direct subsidiaries can fulfill their obligations on a stand alone basis and therefore no provisions for negative net asset values are required as at 31 March 2009 and 2008, respectively.
8. Taxation
As the head of the fiscal unity, JH INV is wholly liable for the fiscal unity’s consolidated income tax position. The income tax payable of the Company per year end amounts to US$5.1 million and US$10.6 million for the year ended 31 March 2009 and 2008, respectively.
The fiscal unity is made of up JH INV, James Hardie International Holdings BV and James Hardie International Finance.
In the profit and loss account of JH INV a tax expense is recognised based on the company’s profit for financial reporting purposes, against the fiscal unity’s effective tax rate. The effective tax rate differs from the statutory tax rate mainly as a result of the Dutch fiscal treatment of the Company’s activities.
The deferred tax balances consist of the following components:

	2009	2008
Deferred tax assets:
Capitalised research and development costs	1.0	1.0
Exempt release carry forward	10.1	—

	11.1	1.0

Deferred tax liabilities:
Financial Risk Regime balance	10.1	—

Of the deferred tax balance, US$0.1 million is realisable within one year.
9. Remuneration to Board of Directors members
The remuneration, including pension charges and other benefits, of current and former members of the Managing Board and Supervisory Board charged to the company, in the year under review amounted to $7.3 million (2008: $5.0 million) and $1.2 million (2008: $1.1 million) respectively.
Readers are referred to pages 7–38 of the Annual Report within this document for disclosure of the remuneration by individual.
10. Commitments and Contingencies
Under the terms of the AFFA, the Company is the ultimate guarantor for payments due to be made by the Performing Subsidiary to AICF. This guarantee is only enforceable by AICF or the NSW Government in the event of any breach of the obligations of the performing subsidiary, a wind up event or a reconstruction event. At 31 March 2009, there is no indication that any such breach will occur and therefore there is no liability recorded on the Company’s balance sheet at that date.

James Hardie Industries N.V.
Notes to the Company Financial Statements
11. Auditors’ Remuneration
Fees paid to the independent registered public accounting firm for services provided for fiscal years 2009 and 2008 were as follows:

	Years Ended 31 March
(In millions)	2009	2008
Audit Fees (1)	2.4	4.2
Tax Fees (3)	—	4.9

(1)	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings. During fiscal year ended March 31, 2008, total audit fees includes fees for Sarbanes-Oxley compliance testing of $2.0 million, $0.8 million of which related to Sarbanes-Oxley compliance testing performed for fiscal year 2007, but paid in fiscal year 2008. In addition, during fiscal year ended March 31, 2008, total audit fees includes fees for statutory reporting of $0.8 million, $0.4 million of which related to statutory reporting fees performed for fiscal year 2007, but paid in fiscal year 2008.

(2)	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our financial statements for the fiscal years ended March 31, 2009, 2008 and 2007.

(3)	Tax Fees include the aggregate fees billed for tax compliance, tax advice and tax planning services rendered by our independent registered public accounting firm.

James Hardie Industries N.V.
Notes to the Company Financial Statements
31 March 2009 — Annual Report of the Directors
The Board of Supervising Directors,

MN Hammes	DG McGauchie

B Anderson	JR Osborne

RMJ Van der Meer	D Harrison

The Board of Managing Directors,

L Gries	RE Cox

R Chenu

Amsterdam, 29 July 2009

James Hardie Industries N.V.
Notes to the Company Financial Statements
Other information
Profit appropriation according to the Articles of Association
Any profit appropriation must be in accordance with Article 42 of the Company’s Articles of Association as disclosed below.
42.1 Out of the profit made in any financial year shall first be retained by way of reserve, with due observance of applicable provisions of Law relating to statutory reserves (wettelijke reserves) such portion of the profit — the positive balance of the profit and loss account — as determined by the Joint Board.
42.2 The portion of the profit remaining after application of article 42.1, shall be at the disposal of the Joint Board.
42.3 Subject to the Law and these Articles, the Joint Board may resolve to declare a dividend and fix the date and amount of payment and determine as to whether or not profits are distributed to Shareholders either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.
42.4 Subject to the provisions of section 2:105 subsection 4 Dutch Civil Code, and these Articles the Joint Board may resolve to declare an interim dividend on Shares. Interim dividends may be distributed to the Shareholders, in proportion to the number of Shares held by each of them, either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.
42.5 Dividends shall be divisible among the Shareholders in proportion to the nominal amount paid (or credited as paid) (excluding the amounts unpaid on those Shares pursuant to article 5) on the Shares of each Shareholder without prejudice to the other provisions of this article 42. To the extent one or more payments on Shares are made during the period to which a dividend relates, the dividend on the amounts so paid on Shares shall be reduced pro rata to the date of these payments.
42.6 The Company can only declare dividends in so far as its shareholders equity (eigen vermogen) exceeds the amount of the paid up and called portion of the share capital, plus the statutory reserves (wettelijke reserves).
Proposed profit appropriation
It is proposed to deduct the net loss for the period from retained earnings. This proposal has not been reflected in these financial statements.
During fiscal year 2009, JHI NV paid dividends of US8.0 cents per CUFS on 11 July 2008 totalling US$34.6 million. CUFS holders were paid in Australian currency. ADR holders received payment in US currency.
Subsequent events
Chile Litigation
On 24 April 2009, a trial court in Santiago, Chile awarded the equivalent of US$13.4 million in damages against Fibrocementos Volcan Limitada (“FC Volcan”, the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada (“Cementa”) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fibre cement manufacturer in Chile Producción Química y Electrónica Quimel S.A. (“Quimel”) also joined the proceedings.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the Company had agreed to indemnify the buyer subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings, and the Company retained conduct of the defence of the matters.

James Hardie Industries N.V.
Notes to the Company Financial Statements
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing. This action resulted in the US$13.4 million damages award which is now the subject of the appeal by FC Volcan.
Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. On 24 June 2009 the Chilean trial court dismissed the claim filed by Quimel against FC Volcan. Quimel has appealed the trial court decision, but a date for the appeal has not yet been set.
The Company denied and continues to deny the allegations of predatory pricing in Chile. The Company retained conduct of the appeal of the two civil damages matters. The Company intends to vigorously pursue all appellate and other alternatives as it does not concur with the decision of the trial court. The Company also intends to exercise its rights under the indemnification provisions, including applicable conditions and limitations.
As at 31 March 2009 management believes it has adequately provided for this contingency.
Other
On 15 April 2009, the company announced that the Appeals Division of the US IRS has signed a settlement agreement with the company’s subsidiaries in which the IRS concedes the government’s position in full with regard to its assertion in the Notice of Proposed Adjustment the company received in June 2008.
On 23 April 2009, Justice Gzell issued his judgment in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of NSW against the Company, a former related entity James Hardie Industries Limited and ten former directors and officers. More information is contained in Note 4.16 to the consolidated financial statements on page 110 of this annual report.
On 24 June 2009, the company announced that it will seek shareholder approval for a two-stage plan (the Proposal) to transform James Hardie into a Societas Europaea (SE), a relatively new form of European corporation (Stage 1), and then move its corporate domicile from The Netherlands to Ireland (Stage 2). Each stage of the Proposal has to be undertaken separately and requires a separate shareholder vote. James Hardie will hold an Extraordinary General Meeting at 9.00am CET on Friday, 21 August 2009 to consider Stage 1 of the Proposal. An Extraordinary Information Meeting will be held in Sydney at 11.30am AEST on Tuesday, 18 August 2009.

To: the Management of Directors and the General Meeting of Shareholders of James Hardie Industries N.V.
Auditor’s report
Report on the financial statements
We have audited the accompanying financial statements of James Hardie Industries N.V., Amsterdam, for the year ended March 31, 2009, as set out on pages 88 to 133, which comprise the consolidated and company balance sheet as at March 31, 2009, the consolidated and company profit and loss accounts for the year then ended, the consolidated cash flow statement as at March 31, 2009, and the notes.
Directors’ responsibility
The directors of the company are responsible for the preparation and fair presentation of the financial statements and for the preparation of the directors’ report, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that free from material misstatement, whether due to fraud or error: selecting and applying appropriate accounting policies; making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements give a true and fair view of the financial position of James Hardie Industries N.V. as at March 31, 2009, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the directors’ report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.
Amsterdam, July 29, 2009
Ernst & Young Accountants LLP
Signed by S.D.J. Overbeek-Goeseije